                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                       UNIVERSAL HOSPITAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                               7352                              41-0760940
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)              Identification No.)

                             ---------------------
                                   SUITE 1250
                             3800 WEST 80TH STREET
                       BLOOMINGTON, MINNESOTA 55431-4442
                                 (952) 893-3200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               GARY D. BLACKFORD
                       UNIVERSAL HOSPITAL SERVICES, INC.
                                   SUITE 1250
                             3800 WEST 80TH STREET
                       BLOOMINGTON, MINNESOTA 55431-4442
                                 (952) 893-3200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                    COPY TO:

                             STEPHEN C. KOVAL, ESQ.
                                KAYE SCHOLER LLP
                                425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8019
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ] __________

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                                              PROPOSED
                                                                         PROPOSED             MAXIMUM
                                                                         MAXIMUM             AGGREGATE            AMOUNT OF
           TITLE OF EACH CLASS OF                 AMOUNT TO BE        OFFERING PRICE          OFFERING           REGISTRATION
         SECURITIES TO BE REGISTERED               REGISTERED            PER UNIT              PRICE                 FEE
---------------------------------------------------------------------------------------------------------------------------------
10.125% Series B Senior Notes due 2011.......     $260,000,000             100%           $260,000,000(1)          $21,034
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f).
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       (Universal Hospital Services Logo)
                       UNIVERSAL HOSPITAL SERVICES, INC.

                             ---------------------

                               OFFER TO EXCHANGE

              $260,000,000 10.125% SERIES A SENIOR NOTES DUE 2011
            FOR $260,000,000 10.125% SERIES B SENIOR NOTES DUE 2011,
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

                             ---------------------

     We are offering to exchange all of our $260,000,000 in outstanding 10.125% series A senior notes due 2011, which we refer to as the initial notes, for $260,000,000 in registered 10.125% series B senior notes due 2011, which we refer to as the exchange notes. The initial notes and the exchange notes are collectively referred to as the notes. The initial notes were issued on October 17, 2003. The terms of the exchange notes are identical to the terms of the initial notes except that the exchange notes are registered under the Securities Act of 1933, and therefore are freely transferable, subject to certain conditions. The exchange notes evidence the same indebtedness as the initial notes.

     You should consider the following:

     - INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 18 OF THIS PROSPECTUS.

     - Our offer to exchange initial notes for exchange notes will be open until
       11:59 p.m., New York City time, on [             ], 2004, unless we
       extend the offer.

     - If you fail to tender your initial notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

     - No public market currently exists for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or for inclusion of the exchange notes in any automated quotation system.

     - If the holder of the notes is a broker-dealer that will receive exchange notes for its own account in exchange for initial notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver this prospectus, as it may be amended or supplemented, in connection with any resale of such exchange notes.

     The notes bear interest at the rate of 10.125% per year. We will pay interest on the notes on May 1 and November 1 of each year. The first such payment will be made on May 1, 2004. The notes will mature on November 1, 2011. We have the option to redeem all or a portion of the notes at any time on or after November 1, 2007 at the redemption prices set forth in this prospectus. Notes will be issued only in registered book-entry form, in denominations of $1,000 and integral multiples of $1,000.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is           , 2004.

                               TABLE OF CONTENTS

                                                              Page
                                                              ----
Where You Can Find More Information.........................    i
Prospectus Summary..........................................    1
Risk Factors................................................   18
Forward-Looking Statements..................................   26
The Exchange Offer..........................................   27
Use of Proceeds.............................................   38
Capitalization..............................................   39
Selected Historical Financial Data..........................   40
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   43
Business....................................................   56
Management..................................................   69
Principal Stockholders......................................   80
Certain Relationships and Related Transactions..............   82
Description of New Senior Secured Credit Facility...........   86
Description of Notes........................................   88
Material Federal Income Tax Consequences....................  128
Plan of Distribution........................................  133
Legal Matters...............................................  134
Experts.....................................................  134
Index to Financial Statements...............................  F-1

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

     Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov or from our web site at www.uhs.com. However, the information on our web site does not constitute a part of this prospectus.

     You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes included herein, before making an investment decision. In this prospectus, (i) the terms "we," "us," "our" and "our company" refer to Universal Hospital Services, Inc., and (ii) the term "offering" refers to the offering of the initial notes on October 17, 2003. As used in this prospectus, "pro forma" refers to our financial data as if the offering, the use of proceeds thereof and the recapitalization described below under "-- The Recapitalization" had occurred at the beginning of the relevant time period as to income statement data and as of the relevant date for balance sheet data. All share data set forth in this prospectus give effect to an 11-for-1 stock split effected in the form of a dividend on December 8, 2003. See "-- Recent Events."

                                  OUR COMPANY

     We are a leading, nationwide provider of medical equipment outsourcing and services to the health care industry, including national, regional and local acute care hospitals and alternate site providers, such as nursing homes and home care providers. We service customers across the spectrum of the equipment life cycle as a result of our position as the industry's largest purchaser, outsourcer and reseller of movable medical equipment. Our diverse customer base includes more than 2,800 acute care hospitals and approximately 3,100 alternate site providers. We also have extensive and long-standing relationships with over 300 major medical equipment manufacturers and the nation's largest group purchasing organizations, or GPOs, and integrated delivery networks, or IDNs. Our service offerings fall into three general categories: Medical Equipment Outsourcing, Technical and Professional Services, and Medical Equipment Sales, Remarketing and Disposables. All of our services leverage our nationwide logistics network and our more than 60 years of experience managing and servicing all aspects of movable medical equipment. These services are paid for by our customers and not through reimbursement from governmental or other third-party payors.

MEDICAL EQUIPMENT OUTSOURCING

     Our flagship business is our Medical Equipment Outsourcing unit, which accounted for $137.5 million, or approximately 82.9%, of our revenues for the twelve months ended September 30, 2003. Our outsourcing revenues grew at a 20.7% annual rate from 1998 to 2002. We own approximately 143,000 pieces of movable medical equipment in four primary categories: critical care, respiratory therapy, monitoring and newborn care.

     Our outsourcing programs include the following range of services:

     - SUPPLEMENTAL AND PEAK USAGE NEEDS, allowing our customers to avoid substantial capital outlays to meet peak medical equipment needs, and to match their costs more closely with patient revenues;

     - LONG-TERM OR EXCLUSIVE OUTSOURCING, providing customers with capital and cost advantages through our expertise in acquiring medical equipment as well as access to our proprietary software and technology tools to manage their equipment. We also provide customers with the flexibility to upgrade their equipment as technology changes; and

     - COMPLETE "IN-HOUSE" PROGRAMS called asset management partnership programs, or AMPPs, under which we assume full responsibility for managing a customer's equipment needs, including using our on-site employees to manage all aspects of a customer's equipment services and logistics at its facilities. Through these programs, we provide efficient equipment utilization and management, resulting in capital and operating cost containment, and high levels of hospital staff satisfaction.

     We are able to maintain high utilization of our equipment by using our proprietary technology and processes to effectively pool and redeploy that equipment among a diverse customer base. Our medical equipment programs enable health care providers to replace the fixed costs of owning and/or leasing medical equipment with variable costs that are more closely related to their revenues and current equipment needs. The increased flexibility and services provided to our customers allows them to increase productivity, reduce acquisition, maintenance and management costs, limit equipment obsolescence risk and facilitate compliance with regulatory requirements. From 1998 to 2002, we increased our annual revenues per customer from approximately $15,000 to approximately $26,000, reflecting our ability to expand our service offerings with our customers, as well as increase their satisfaction with our overall services.

     We currently provide outsourcing services to a wide spectrum of acute care hospitals in the United States, including such premier institutions as UCLA Medical Center, Brigham and Women's Hospital, Johns Hopkins Medical Center, Baylor University and Kansas University Medical Center. We have contracts in place with several of the leading national GPOs for both the acute care and alternate site markets, including Premier Technology Management L.L.C., Novation, LLC, MedAssets HSCA, Inc. and Amerinet, Inc. We also have agreements with national alternate site providers, including Omnicare, Inc., Apria Healthcare Group Inc. and Beverly Enterprises, Inc. We expect much of our anticipated future growth to be driven by our customers outsourcing more of their equipment needs and taking advantage of our expanded offering of one-stop services.

TECHNICAL AND PROFESSIONAL SERVICES

     Our more than 60 years of experience managing and servicing our own fleet of movable medical equipment has allowed us to extend our offerings to include technical and professional services for equipment owned by both health care providers and manufacturers. We provide medical equipment repair, inspection, preventative maintenance, logistic and consulting services through our nationwide network of more than 175 technicians and professionals, as well as our nationwide network of district offices and service centers. Our technicians are trained and certified on an ongoing basis directly by equipment manufacturers to enable them to be skilled in servicing a wide spectrum of medical equipment. These services, which accounted for $13.8 million, or approximately 8.3%, of our revenues for the twelve months ended September 30, 2003, allow us to leverage our extensive expertise and national network of facilities and trained professionals. Our technical and professional service offerings, which grew at a 99.1% annual rate from 1998 to 2002, are less capital intensive than our Medical Equipment Outsourcing business, and provide a complementary alternative for customers that wish to own their medical equipment, or lack the expertise, funding or scale to perform these functions.

     We also operate a quality assurance department to develop and document our own quality standards for our equipment. All of our standards meet or exceed Food and Drug Administration, or FDA, Canadian Standards Association, or CSA, and the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, standards. All equipment maintenance, inspection and repair is performed to our specifications and recorded utilizing our proprietary record keeping software. These maintenance records are available to our customers and to regulatory agencies to demonstrate the maintenance of our equipment throughout its useful life.

     Our Technical and Professional Services customers include medical equipment manufacturers, large hospitals, small and critical access hospitals and alternate site providers such as nursing homes and home care providers, most of which are also customers of our outsourcing services.

MEDICAL EQUIPMENT SALES, REMARKETING AND DISPOSABLES

     We offer three areas of medical equipment sales, remarketing and disposables services, which collectively accounted for $14.5 million, or approximately 8.8%, of our revenues for the twelve months ended September 30, 2003. First, on a selective basis, we provide sales distribution and support for manufacturers of specialty medical equipment leveraging our national distribution network. Second, we remarket and dispose of used medical equipment both for our customers and on our own behalf. Finally, we offer for sale to our customers disposable items, parts and accessories in order to accommodate their equipment needs. Of these three areas, we believe our remarketing and asset disposal programs represent the most significant opportunity for growth, given our expertise and knowledge in this area and our positioning as the industry's largest purchaser of movable medical equipment, as well as the relative lack of focus from our customers on the benefits of end-of-life equipment management. Our sales and remarketing revenues grew 14.3% on an annual basis from 1998 to 2002.

                                MARKET OVERVIEW

MEDICAL EQUIPMENT OUTSOURCING

     We believe the size of the current acute supplemental and peak needs medical equipment outsourcing industry (exclusive of alternate site providers), in which we enjoy a leading market position, is approximately $200 million. We believe the potential market for fully outsourced solutions is many times larger, as the majority of this market remains untapped. Hospitals have sought to outsource non-core functions over the last decade such as food services, laundry and professional staffing in order to improve quality and reduce costs. We believe that as hospitals come to understand the focus, expertise and value we provide, full outsourcing of medical equipment will become increasingly prevalent. We believe we will expand into this untapped marketplace as more hospitals shift their use of our services from supplemental and peak needs supply of movable medical equipment to full lifecycle asset management programs.

TECHNICAL AND PROFESSIONAL SERVICES

     We believe the relevant market size of the technical and professional services industry for medical equipment we provide was approximately $20 billion in 2002, with a projected three-year compound annual growth rate of 9.5% according to D.F. Blumberg Associates, Inc. Key categories of providers in this area include independent service organizations, or ISOs, original equipment manufacturers, or OEMs, and in-house departments. All three categories are approximately equivalent in size, and we believe there is a limited number of national participants in this area. We expect in-house departments to grow the most slowly due to inherent limited expertise in the services any individual provider's in-house department can provide, but we expect ISOs and OEMs to compete effectively going forward, especially those that can service multiple lines of equipment and that do not have ties to specific product sales.

MEDICAL EQUIPMENT SALES, REMARKETING AND DISPOSABLES

     We estimate the total 2002 relevant market size of medical equipment sales, remarketing and disposables opportunities to be approximately $10 billion, comprised of approximately $4 billion in the specialty medical equipment area, approximately $3 billion in the remarketing area and approximately $3 billion in the disposables market. The specialty medical equipment business and the remarketing business are both fragmented, with no one participant capturing a significant market share. We believe that our nationwide infrastructure provides us with a competitive advantage over smaller local participants, and that sales and remarketing will continue to be a key area of growth for us. The disposables business has large and well-capitalized competitors and we participate in this market as a convenience to our customers rather than view it as a focused growth opportunity.

                                 OUR STRENGTHS

     We believe our business model presents an attractive value proposition to our customers and has resulted in significant growth since 1998. Our unique position in our flagship Medical Equipment Outsourcing business presents us with considerable competitive advantages, and has facilitated further growth in complementary areas. We service customers across the spectrum of the equipment life cycle as a result of our position as the industry's largest purchaser, outsourcer and reseller of movable medical equipment. We attribute our historical success to, and believe that our potential for future growth comes from, the following strengths:

     UNIQUE POSITION IN THE HEALTH CARE ARENA. We are one of only two national companies providing movable medical equipment outsourcing programs to the health care industry. We are the only nationwide provider that maintains ownership and management control of its nationwide network, allowing us to deliver consistent quality and service throughout the United States. Our extensive and long-standing relationships with more than 2,800 hospitals, approximately 3,100 alternate site providers, over 300 medical equipment manufacturers and the nation's most prominent GPOs and IDNs present a considerable competitive advantage over our smaller regional competitors. We are uniquely positioned in the health care industry as a result of our strategic capital investments and access to capital, nationwide infrastructure and logistics network, proprietary medical equipment asset management software and tools and commitment to customer service that has earned us a reputation as a leader in quality and service in our market.

     SUPERIOR SERVICES AND CUSTOMER RELATIONSHIPS. We distinguish ourselves as the recognized leader in our industry for service and quality. Our focus on customer service has helped us maintain a 98% customer retention rate since January 1, 2001 among our top 1,000 customers by revenues. Our modern equipment fleet, quality assurance programs and proprietary reporting technologies and management tools minimize obsolescence risk and place us in a leadership position in the areas of quality and patient safety. We have a broad nationwide network that has enabled us to effectively compete for large national contracts, drive regional and local growth and strengthen our competitive positioning.

     INDUSTRY WITH FAVORABLE FUNDAMENTALS. The attractiveness of our business is driven by the overall favorable trends in health care in general and our segment in particular. The strong fundamentals include favorable demographic trends, growth in variety and sophistication of medical equipment technology, expense pressures faced by health care providers and nurse and professional staffing shortages. These factors encourage health care providers to outsource medical technology needs and seek qualified and focused third-party assistance in order to increase their productivity and provide for the safe and efficient management of their medical equipment.

     STRONG VALUE PROPOSITION. We bring a focus and expertise to medical equipment lifecycle management that creates a value proposition to our customers. Our programs enable health care providers to replace the fixed costs of owning and/or leasing medical equipment with variable costs that are more closely related to their revenues and present needs. The increased flexibility and services we provide our customers enhance the productivity of available equipment, reduce equipment obsolescence risk and reduce maintenance and management costs. Our programs also enable our customers to increase the availability of patient-ready equipment and improve nursing satisfaction.

     NO DIRECT REIMBURSEMENT RISK. Generally, health care providers rely on payment from patients or reimbursement from governmental or other third-party payors. Our fees are paid directly by our acute care hospital, alternate site and manufacturer customers rather than through third-party payors. Accordingly, our exposure to uncollectible patient or reimbursement receivables is minimized, as evidenced by our bad debt expense of only 0.5% of total revenues for the twelve months ended September 30, 2003.

     PROVEN MANAGEMENT TEAM. We have an industry leading management team with an average of approximately 17 years of health care experience. Our management team has successfully supervised the development of our competitive strategy, continually enhanced our service and product offerings and established our nationwide footprint and reputation as the industry's service and quality leader.

                                GROWTH STRATEGY

     Historically, we have experienced significant and sustained organic and strategic growth. Our overall strategy is to capitalize on our past success to continue to grow both organically and through strategic acquisitions.

ORGANIC GROWTH

     We believe that the following external and market factors will provide us significant growth opportunities for medical equipment outsourcing, services and sales: (a) the aging population; (b) increasing life expectancy; (c) continued increase in the number and sophistication of medical technologies; (d) increasing cost and staffing pressures of hospitals; and (e) continued growth of outsourcing of non-core functions by hospitals, alternate site providers and manufacturers.

     Our organic growth strategy is to continue to grow our flagship Medical Equipment Outsourcing business by continuing to expand our market share and the outsourcing marketplace. We also intend to grow our less capital-intensive Technical and Professional Services business by leveraging our experience across the spectrum of the equipment lifecycle, extensive existing customer relationships and attractive market position.

     We believe that, because of the depth and breadth of our services and our long-standing customer relationships, we are positioned to expand the marketplace, as well as our market share, through the execution of three organic growth strategies: (a) offering additional products and services to our existing customers, particularly through fully-outsourced asset management services; (b) increasing the number of hospitals and alternate care facilities to whom we provide services; and (c) expanding our relationships with GPOs and the smaller alliances of facilities operating within those groups.

STRATEGIC GROWTH

     Since our 1998 recapitalization, we have successfully integrated six strategic acquisitions that have helped us expand our business by increasing our market share in existing markets and enabling us to penetrate new geographic regions. They have also allowed us to expand our offerings of full equipment lifecycle services. We intend to continue to pursue a disciplined course of growing our business with complementary acquisitions. We regularly evaluate potential acquisitions, and we may be evaluating or engaging in acquisition negotiations at any time and from time to time. As of the date hereof, we have not entered into any agreements with respect to any material transactions.

                              THE RECAPITALIZATION

     Concurrently with the closing of the offering on October 17, 2003, we consummated the following transactions which, taken together with the offering and payment of related fees and expenses, we refer to as the recapitalization.

NEW EQUITY INVESTMENT

     Pursuant to a stock purchase agreement, on October 17, 2003, we sold an aggregate of 55 million shares of our common stock to J.W. Childs Equity Partners III, L.P., which we refer to as JWC Fund III, JWC Co-invest III LLC (an affiliate of JWC Fund III) and Halifax Capital Partners, L.P., which we refer to as Halifax, for a purchase price of $1.00 per share, or aggregate consideration of $55.0 million. In addition, pursuant to the stock purchase agreement, on October 17, 2003, we sold 750,000 shares of our common stock to our Chief Executive Officer for a purchase price of $1.00 per share, or aggregate consideration of $750,000. In addition, pursuant to the stock purchase agreement, on October 28, 2003, we sold an aggregate of 397,200 shares of our common stock to certain other members of our senior management for a purchase price of $1.00 per share, or aggregate consideration of $397,200. See "Principal Stockholders" for information regarding the ownership interests of JWC Fund III, Halifax and our other principal stockholders. JWC Fund III is an affiliate of J.W. Childs Equity Partners, L.P., which we refer to as JWC Fund I, the holder of approximately 68% (including affiliates) of our common stock on a fully-diluted basis prior to the recapitalization. JWC Fund I and JWC Fund III share the same general partner, and certain of our directors are officers of that general partner. In addition, certain of our directors are officers of The Halifax Group. In connection with Halifax's equity investment, we paid to Halifax's general partner a closing fee in the amount of $400,000. The material terms of the stock purchase agreement are described in this prospectus under the caption "Certain Relationships and Related Transactions -- Stock Purchase Agreement."

     At the closing of the transactions contemplated by the stock purchase agreement and the consummation of the recapitalization, our existing stockholders' agreement was amended and restated. The stockholders of our recapitalized company, including each executive officer, director and employee who owns common stock, are parties to that agreement, the material terms of which are described in this prospectus under the caption "Certain Relationships and Related Transactions -- New Stockholders' Agreement."

     In connection with the recapitalization, we entered into an amendment to our management agreement with J.W. Childs Associates, L.P., and we entered into a management agreement with the general partner of Halifax, pursuant to which we agreed to pay to J.W. Childs Associates, L.P. and the general partner of Halifax annual management fees of $360,000 and $120,000, respectively. See "Certain Relationships and Related Transactions -- Management Agreements."

TENDER OFFER FOR 10 1/4% SENIOR NOTES DUE 2008

     On September 24, 2003, we commenced a cash tender offer for all of our then outstanding 10 1/4% senior notes due 2008, which we refer to as our old notes. In connection with the tender offer, we solicited holders of our old notes to consent to proposed amendments to the indenture governing our old notes which eliminated substantially all of the restrictive covenants and certain related events of default. On October 17, 2003, we consummated the tender offer with respect to the $104.465 million aggregate principal amount of our old notes that had been tendered, and entered into a supplemental indenture with the trustee with respect to such proposed amendments.

     On October 23, 2003, we issued a notice of redemption with respect to the $30.535 million remaining aggregate principal amount of our old notes that were not tendered in the tender offer. Our old notes were then redeemable at our option at 105.125% of the principal amount thereof plus accrued and unpaid interest thereon to the date of redemption. We consummated the redemption on November 25, 2003.

REPURCHASE OF OUTSTANDING EQUITY SECURITIES

     In connection with the recapitalization, on October 28, 2003, we repurchased or canceled 69,965,844.84 shares of our common stock and options exercisable into 37,770,672 shares of our common stock from current and former employees (including certain of our directors and members of management), and all of the outstanding shares of our series B preferred stock and warrants exercisable into 2,940,000 shares of our common stock, using $102.6 million of the proceeds of the recapitalization. Pursuant to this equity repurchase, we purchased 8,115,384 shares of common stock and options exercisable into 5,621,280 shares of common stock, constituting 5.9% of our outstanding shares of common stock in the aggregate prior to the recapitalization, from David E. Dovenberg, the Chairman of our Board of Directors, and 55,766,424 shares of common stock from JWC Fund I (including affiliates), constituting 40.7% of our outstanding shares of common stock in the aggregate prior to the recapitalization. For additional information, see "Certain Relationships and Related Transactions."

NEW SENIOR SECURED CREDIT FACILITY

     Concurrently with the closing of the offering, on October 17, 2003, we entered into a new five-year revolving credit facility, which we refer to in this prospectus as our new senior secured credit facility. Our new senior secured credit facility provides us with up to $100 million in available revolving borrowings, subject to borrowing base availability. Our new credit facility contains financial covenants and maintenance tests, including a limitation on capital expenditures, a minimum interest coverage ratio test and a maximum leverage ratio test.

     Our new senior secured credit facility is secured by all or substantially all of our existing and after-acquired assets and those of our future subsidiaries, including a pledge of all equity interests of our subsidiaries held directly or indirectly by us, if any.

     We terminated our former revolving credit facility concurrently with the closing of our new senior secured credit facility. For more information regarding our new senior secured credit facility, see "Description of New Senior Secured Credit Facility."

                                 THE INVESTORS

     J.W. Childs Associates, L.P. is a leading private equity firm based in Boston, Massachusetts specializing in leveraged buyouts and recapitalizations of middle-market growth companies in partnership with company management through JWC Fund I, J.W. Childs Equity Partners II, L.P. and JWC Fund III. Since 1995, the firm has invested in 24 companies with a total transaction value of over $4.6 billion. J.W. Childs Associates presently manages $3.4 billion of equity capital from leading financial institutions, pension funds, insurance companies and university endowments. Its principal executive offices are located at 111 Huntington Avenue, Suite 2900, Boston, Massachusetts 02199. Each of J.W. Childs Associates, JWC Fund I and JWC Fund III is a Delaware limited partnership.

     The Halifax Group, L.L.C. is a private equity firm founded in 1999 with $200 million under management through its first fund, Halifax. The Halifax Group was founded to focus on buyout and growth equity transactions involving small-cap and mid-cap companies in the United States. The Halifax Group seeks to form partnerships with proven management teams to make investments that demonstrate sustainable long-term growth potential and compelling long-term value propositions. The Halifax Group's principal executive offices are located at 1133 Connecticut Avenue, N.W., Suite 725, Washington, D.C. 20036, and 200 Crescent Court, Suite 1040, Dallas, Texas 75201, with additional offices in Los Angeles, California and Raleigh, North Carolina. The Halifax Group is a Delaware limited liability company and Halifax is a Delaware limited partnership.

     Our Chief Executive Officer and certain other members of our senior management invested $1,147,200 in the aggregate in our company in connection with the recapitalization. Immediately following the recapitalization, our executive officers and employees held 9.1% of our outstanding common stock, comprised of the shares they retained after the consummation of the recapitalization and the shares they purchased pursuant to this investment.

                                  ------------

     We commenced operations in 1939, originally incorporated in Minnesota in 1954 and reincorporated in Delaware in 2001. Our executive offices are located at Suite 1250, 3800 West 80th Street, Bloomington, Minnesota 55431-4442. Our telephone number is (952) 893-3200.

                                 RECENT EVENTS

     On December 8, 2003, we approved an 11-for-1 stock split in the form of a dividend, pursuant to which stockholders received 12 shares for each share held as of such date. All share data set forth in this prospectus give effect to such 11-for-1 stock split.

                               THE EXCHANGE OFFER

     On October 17, 2003, we completed the private offering of $260,000,000 of 10.125% series A senior notes due 2011. We entered into a registration rights agreement with the initial purchasers in the private offering of such initial notes in which we agreed, among other things, to file with the SEC the registration statement of which this prospectus forms a part under the Securities Act with respect to the exchange notes. Upon the effectiveness of the registration statement of which this prospectus forms a part, we will offer to the holders of Transfer Restricted Securities (as defined below) pursuant to the exchange offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for exchange notes.

     You are entitled to exchange in this exchange offer initial notes that you hold for registered exchange notes with substantially identical terms and which evidence the same indebtedness as is evidenced by the initial notes.

     In the event that (i) we are not required to file the exchange offer registration statement; (ii) we are not permitted to consummate the exchange offer because it is not permitted by applicable law or SEC policy; or (iii) any holder of Transfer Restricted Securities notifies us prior to the 20th day following consummation of the exchange offer that (a) it is prohibited by law or SEC policy from participating in the exchange offer, (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales or (c) it is a broker-dealer and owns notes acquired directly from us or any of our affiliates, then we will file a shelf registration statement covering resale of the initial notes by the holders of the initial notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

     For purposes of the preceding, "Transfer Restricted Securities" means each initial note until the earliest to occur of:

         (1) the date on which such initial note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer;

         (2) following the exchange by a broker-dealer in the exchange offer of an initial note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

         (3) the date on which such initial note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; and

         (4) the date on which such initial note is distributed to the public pursuant to Rule 144 under the Securities Act.

     The registration rights agreement provides that:

         (1) we will file the registration statement of which this prospectus forms a part with the SEC on or prior to 90 days after the closing of the offering;

         (2) we will use all commercially reasonable efforts to have the registration statement of which this prospectus forms a part declared effective by the SEC on or prior to 210 days after the closing of the offering;

         (3) unless the exchange offer would not be permitted by applicable law or SEC policy, we will:

               (a) commence the exchange offer; and

               (b) use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC, exchange notes in exchange for all initial notes tendered prior thereto in the exchange offer; and

         (4) if obligated to file the shelf registration statement, we will use all commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 45 days after such filing obligation arises and to cause the shelf registration to be declared effective by the SEC on or prior to 90 days after such obligation arises.

If:

         (1) we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

         (2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the "Effectiveness Target Date");

         (3) we fail to consummate the exchange offer within 40 business days of the Effectiveness Target Date with respect to the registration statement of which this prospectus forms a part; or

         (4) the shelf registration statement or the registration statement of which this prospectus forms a part is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a "Registration Default"), then we will pay special interest to each holder of initial notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such holder.

     The amount of the special interest will increase by an additional $.05 per week per $1,000 principal amount of initial notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of special interest for all Registration Defaults of $.30 per week per $1,000 principal amount of initial notes.

     We will pay all accrued special interest on the next scheduled interest payment date to the Depository Trust Company or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

     Following the cure of all Registration Defaults, the accrual of special interest will cease.

     Holders of initial notes will be required to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding special interest set forth above. By acquiring Transfer Restricted Securities, a holder is deemed to have agreed to indemnify us and the guarantors of the notes, if any, against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of initial notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

     The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

     You should read the discussion under the heading "Description of Notes" for further information regarding the exchange notes.

     The following summarizes the terms of this exchange offer. You should read the discussion under the heading "The Exchange Offer" for further information regarding this exchange offer and resale of the exchange notes.

Securities to be Exchanged....   On October 17, 2003, we issued $260,000,000 in
                                 aggregate principal amount of initial notes to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act. The terms of the exchange notes and the initial notes are substantially identical in all material respects, except that the exchange notes will be freely transferable by the holders except as otherwise provided in this prospectus. See "Description of Notes."

The Exchange Offer............   For each initial note surrendered to us
                                 pursuant to the exchange offer, the holder of such initial note will receive an exchange note having a principal amount equal to that of the surrendered initial note. Exchange notes will only be issued in denominations of $1,000 and integral multiples of $1,000. The form and terms of the exchange notes will be substan-tially the same as the form and terms of the surrendered initial notes. The exchange notes will evidence the same indebtedness as, and will replace the initial notes tendered in exchange therefor and will be issued pursuant to, and entitled to the benefits of, the indenture governing the initial notes. As of the date of this prospectus, initial notes representing $260,000,000 aggregate principal amount are outstanding.

                                 Under existing SEC interpretations, the
                                 exchange notes would in general be freely transferable after the exchange offer without further registration under the Securities Act; provided that, in the case of broker-dealers that will receive exchange notes for their own accounts in exchange for initial notes that were acquired as a result of market-making activities or other trading activities, and our affiliates, a prospectus meeting the requirements of the Securities Act is delivered as required. We have agreed to use all commercially reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period beginning when exchange notes are first issued in the exchange offer and ending upon the earlier of the expiration of the 180th day after the exchange offer has been completed and such time as broker-dealers are no longer required to comply with the prospectus delivery requirements in connection with offers and sales of exchange notes.

                                 Each holder of initial notes that wishes to exchange such initial notes for exchange notes in the exchange offer will be required to make certain representations, including representations:

                                 - that any exchange notes to be received by it
                                   will be acquired in the ordinary course of its business;

                                 - that it has no arrangement or understanding
                                   with any person to participate in the
                                   distribution of the exchange notes; and

                                 - that it is not an "affiliate," as defined the
                                   Securities Act, of ours.

                                 In addition, each such holder will be required to make any additional representations that in the written opinion of our counsel are necessary under existing rules or regulations (or interpretations thereof) of the SEC in order for the registration statement of which this prospectus forms a part to be declared effective.

Registration Rights
Agreement.....................   We sold the initial notes on October 17, 2003,
                                 in a private offering in reliance on Section
                                 4(2) of the Securities Act. The initial notes were immediately resold by the initial purchasers in reliance on Rule 144A under the Securities Act. In connection with the sale, we entered into the registration rights agreement with the initial purchasers requiring us to make this exchange offer. See "The Exchange
                                 Offer."

Expiration Date...............   This exchange offer will expire at 11:59 p.m.,
                                 New York City time, on [          ], 2004, or a
                                 later date and time if we extend it.

Withdrawal....................   The tender of the initial notes pursuant to
                                 this exchange offer may be withdrawn at any time prior to 11:59 p.m., New York City time, on the expiration date. Any initial notes not accepted for exchange for any reason will be returned without expense as soon as practicable after the expiration or termination of this exchange offer.

Interest on the Exchange Notes
and the Initial Notes.........   We will pay interest on the exchange notes
                                 twice a year, on each May 1 and November 1, beginning May 1, 2004. No additional interest will be paid on initial notes tendered and accepted for exchange.

Conditions of this Exchange
Offer.........................   This exchange offer is subject to certain
                                 customary conditions, certain of which may be waived by us. See "The Exchange
                                 Offer--Conditions of the Exchange Offer."

Procedures for Tendering
Initial Notes.................   Each holder of the initial notes wishing to
                                 accept this exchange offer must complete, sign and date the letter of transmittal, or a copy thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the letter of transmittal, or the copy, together with the initial notes and any other required documentation, to the exchange agent at the address set forth herein.
                                 Persons holding the initial notes through the Depository Trust Company, or the DTC, and wishing to accept this exchange offer must do so pursuant to DTC's Automated Tender Offer
                                 Program, by which each tendering participant will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, each holder will represent to us that, among other things:

                                 - any exchange notes to be received by it will
                                   be acquired in the ordinary course of its business;

                                 - it has no arrangement or understanding with
                                   any person to participate in the distribution of the exchange notes; and

                                 - it is not an "affiliate," as defined the
                                   Securities Act, of ours.

                                 In addition, each such holder will be required to make any additional representations that in the written opinion of our counsel are necessary under existing rules or regulations (or interpretations thereof) of the SEC in order for the registration statement of which this prospectus forms a part to be declared effective.

                                 We will accept for exchange any and all initial notes which are properly tendered and not withdrawn in this exchange offer prior to the expiration date. The exchange notes will be delivered promptly following the expiration date. See "The Exchange Offer--Terms of the Exchange Offer."

Exchange Agent................   Wells Fargo Bank, National Association is
                                 serving as exchange agent in connection with this exchange offer.

U.S. Federal Income Tax
Consequences..................   Generally, a holder of initial notes will not
                                 recognize taxable gain or loss on the exchange of initial notes for exchange notes pursuant to the exchange offer. See "Material Federal
                                 Income Tax Consequences."

Effect of Not Tendering.......   Initial notes that are not tendered or that are
                                 tendered but not accepted will, following the completion of this exchange offer, continue to be subject to the existing restrictions upon transfer. We will have no further obligation to provide for the registration under the Securities Act of the initial notes.

                         DESCRIPTION OF EXCHANGE NOTES

Issuer........................   Universal Hospital Services, Inc.

Notes Offered.................   $260.0 million principal amount of 10.125%
                                 series B senior notes due 2011.

Interest Rate.................   10.125% per year (calculated using a 360-day
                                 year).

Maturity Date.................   November 1, 2011.

Interest Payment Dates........   May 1 and November 1 of each year, beginning on
                                 May 1, 2004. Interest will accrue from the issue date of the initial notes.

Ranking.......................   The exchange notes will be our unsecured senior
                                 obligations and will rank equal in right of payment to our existing and future senior unsecured debt. The exchange notes will effectively be subordinated to any secured debt, including debt under our new senior secured credit facility. As of September 30, 2003, on a pro forma basis, we would have had $274.7 million of debt outstanding, including
                                 $14.7 million of secured debt (including $0.7 million attributable to capital leases) and excluding $86.0 million that we would have had available to borrow under our new senior secured credit facility, subject to borrowing base availability. Subject to complying with the covenants in our new senior secured credit facility and the indenture governing the notes, we will be able to incur additional debt. See
                                 "Capitalization," "Description of New Senior
                                 Secured Credit Facility" and "Description of
                                 Notes."

Optional Redemption...........   Except as noted below, we cannot redeem the
                                 exchange notes until November 1, 2007.
                                 Thereafter we may redeem some or all of the exchange notes at the redemption prices listed in the "Description of Notes" section under the heading "Optional Redemption," plus accrued interest and special interest, if any.

Optional Redemption After
Equity Offerings..............   At any time (which may be more than once) prior
                                 to November 1, 2006, we can choose to redeem up to 35% of the exchange notes, including any additional notes, with money that we raise in one or more equity offerings, as long as:

                                       - we pay 110.125% of the face amount of
                                         the exchange notes, plus interest and
                                         special interest, if any;

                                       - we redeem the exchange notes within 90
                                         days of completing the equity offering;
                                         and

                                       - at least 65% of the aggregate principal
                                         amount of exchange notes, including any
                                         additional notes, issued remains
                                         outstanding afterwards.

Change of Control Offer.......   If we experience a change of control, we must
                                 give holders of the exchange notes the
                                 opportunity to sell us their exchange notes at 101% of their face amount, plus accrued interest and special interest, if any.

Certain Indenture
Provisions....................   The indenture governing the notes contains
                                 covenants limiting our ability to:

                                       - incur additional debt;

                                       - pay cash dividends or distributions on
                                         our capital stock or repurchase our
                                         capital stock or subordinated debt;

                                       - issue redeemable stock or preferred
                                         stock;

                                       - issue stock of subsidiaries;

                                       - make certain investments;

                                       - transfer or sell assets;

                                       - create liens on our assets to secure
                                         debt;

                                       - enter into transactions with
                                         affiliates; and

                                       - merge or consolidate with another
                                         company.

                                 These covenants are subject to a number of important limitations and exceptions. See "Description of Notes -- Certain Covenants."

Absence of a Public Market....   There is no public market for the exchange
                                 notes. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for any quotation system to quote them. The initial purchasers have advised us that they intend to make a market for the exchange notes, but they are not obligated to do so. The initial purchasers may discontinue any market-making in the exchange notes at any time in their sole discretion.
                                 Accordingly, if an active public market does not develop, the market price and liquidity of the exchange notes may be adversely affected.

Risk Factors..................   Investing in the exchange notes involves
                                 substantial risks. See "Risk Factors" for a description of certain of the risks you should consider before investing in the exchange notes.

   For more information about the exchange notes, see "Description of Notes."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary historical and unaudited pro forma financial data presented below are derived from our audited financial statements for the fiscal years ended December 31, 2000, 2001 and 2002, and our unaudited financial statements for the nine-month periods ended September 30, 2002 and 2003. The summary historical financial data for the nine-month periods ended September 30, 2002 and 2003 are derived from our unaudited interim financial statements which, in the opinion of management, include all normal, recurring adjustments necessary to state fairly the data included therein in accordance with GAAP for interim financial information. The summary pro forma historical financial data for the twelve-month period ended September 30, 2003 are derived from our unaudited interim financial statements and our audited financial statements. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. The unaudited pro forma financial data set forth below give effect to the completion of the recapitalization, including the offering of the initial notes. The unaudited pro forma financial data are not necessarily indicative of our financial position or results of operations that might have occurred had the transactions they give effect to been completed as of the dates indicated and do not purport to represent what our financial position or results of operations might be for any future period or date. In connection with the recapitalization as described under "-- The Recapitalization," we recorded a charge in the fourth quarter of 2003 totaling approximately $28.4 million, including $13.5 million of cash stock compensation and $14.9 million on the early retirement of debt and related fees and expenses. For additional information see "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and unaudited financial statements included elsewhere herein.

                                                                        NINE MONTHS            TWELVE MONTHS
                                                                           ENDED                   ENDED
                                      YEARS ENDED DECEMBER 31,         SEPTEMBER 30,        SEPTEMBER 30, 2003
                                   ------------------------------   -------------------   -----------------------
                                     2000       2001       2002       2002       2003      ACTUAL    PRO FORMA(6)
                                   --------   --------   --------   --------   --------   --------   ------------
                                                               (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Medical equipment
    outsourcing..................  $ 94,028   $110,937   $130,724   $ 97,123   $103,940   $137,541     $137,541
  Sales of supplies and
    equipment, and other.........    10,744     11,280     11,864      9,055     11,702     14,511       14,511
  Service........................     1,233      3,418     11,178      8,151     10,743     13,770       13,770
                                   --------   --------   --------   --------   --------   --------     --------
      Total revenues.............   106,005    125,635    153,766    114,329    126,385    165,822      165,822
                                   --------   --------   --------   --------   --------   --------     --------
Cost of medical equipment
  outsourcing, sales and service:
  Cost of medical equipment
    outsourcing and service......    26,092     33,576     44,910     33,191     37,989     49,709       49,709
  Movable medical equipment
    depreciation.................    22,387     26,441     29,458     21,585     23,921     31,793       31,793
  Cost of supplies and equipment
    sales........................     8,147      7,855      8,241      6,385      7,950      9,806        9,806
                                   --------   --------   --------   --------   --------   --------     --------
      Total costs of medical
         equipment outsourcing,
         sales and service.......    56,626     67,872     82,609     61,161     69,860     91,308       91,308
                                   --------   --------   --------   --------   --------   --------     --------
Gross profit.....................  $ 49,379   $ 57,763   $ 71,157   $ 53,168   $ 56,525   $ 74,514     $ 74,514
                                   --------   --------   --------   --------   --------   --------     --------

                                                                        NINE MONTHS            TWELVE MONTHS
                                                                           ENDED                   ENDED
                                      YEARS ENDED DECEMBER 31,         SEPTEMBER 30,        SEPTEMBER 30, 2003
                                   ------------------------------   -------------------   -----------------------
                                     2000       2001       2002       2002       2003      ACTUAL    PRO FORMA(6)
                                   --------   --------   --------   --------   --------   --------   ------------
                                                               (DOLLARS IN THOUSANDS)
Selling, general and
  administrative:
  Stock compensation and
    severance expenses...........  $     --   $  1,553   $ 10,099   $     --   $     --   $ 10,099     $ 10,099
  Terminated initial public
    offering expenses............        --      1,241         --
  Other selling, general and
    administrative...............    33,868     38,837     43,053     31,935     35,178     46,295       45,220
                                   --------   --------   --------   --------   --------   --------     --------
      Total selling, general and
         administrative..........    33,868     41,631     53,152     31,935     35,178     56,394       55,319
                                   --------   --------   --------   --------   --------   --------     --------
Operating income.................    15,511     16,132     18,005     21,233     21,347     18,120       19,195
Interest expense.................    20,747     19,635     18,126     13,579     13,034     17,582       29,299
                                   --------   --------   --------   --------   --------   --------     --------
(Loss) income before income
  taxes..........................    (5,236)    (3,503)      (121)     7,654      8,313        538      (10,104)
Income tax, (benefit) expense....      (158)        56         97      3,082      3,336        351          165
                                   --------   --------   --------   --------   --------   --------     --------
Net (loss) income................  $ (5,078)  $ (3,559)  $   (218)  $  4,572   $  4,977   $    187     $(10,269)
                                   ========   ========   ========   ========   ========   ========     ========
OTHER FINANCIAL DATA:
Net cash provided by operating
  activities.....................  $ 28,177   $ 31,696   $ 40,186   $ 25,727   $ 29,216          *            *
Net cash used in investing
  activities.....................   (31,504)   (41,511)   (38,956)   (26,754)   (29,175)         *            *
Net cash provided (used in) by
  financing activities...........  $  3,327   $  9,815   $ (1,230)  $  1,027   $    (41)         *            *
Ratio of earnings to fixed
  charges(1).....................        --         --        1.0x       1.5x       1.6x       1.0x          --
Depreciation and amortization....  $ 27,662   $ 31,978   $ 32,775   $ 24,074   $ 26,596   $ 35,297     $ 34,217
Movable medical equipment
  expenditures (including
  acquisitions)..................    31,158     40,680     37,788     25,298     24,303     36,793            *
Pro forma cash interest
  expense(2).....................        --         --         --         --         --         --       27,600
EBITDA(3)(4).....................    43,173     48,110     50,781     45,307     47,943     53,417       53,417
OTHER OPERATING DATA:
Movable medical equipment (units
  at end of period)..............   109,000    127,000    138,000    128,000    143,000          *            *
Offices (at end of period).......        60         62         65         65         68          *            *
Number of hospital customers (at
  end of period).................     2,545      2,625      2,770      2,720      2,850          *            *
Total number of customers (at end
  of period).....................     5,275      5,570      5,880      5,770      5,925          *            *

                                                                                AS OF SEPTEMBER 30,
                                                   AS OF DECEMBER 31,                  2003
                                             ------------------------------   -----------------------
                                               2000       2001       2002      ACTUAL    PRO FORMA(6)
                                             --------   --------   --------   --------   ------------
                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(5).........................  $  9,833   $  8,416   $ 10,043   $ 18,654     $ 19,933
Total assets...............................   180,070    196,214    202,136    203,195      211,977
Total debt.................................   193,607    204,441    200,806    203,232      274,677
Stockholders' deficiency...................   (47,319)   (54,297)   (55,358)   (52,392)     (90,316)

---------------

 *  Not meaningful.

(1) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs. For 1999, 2000 and 2001, fixed charges exceeded earnings by $5.9 million, $5.2 million and $3.5 million, respectively. For the twelve months ended September 30, 2003, on a pro forma basis, fixed charges would have exceeded earnings by $10.1 million.

(2) Pro forma cash interest expense is defined as interest expense less amortization of debt issuance costs.

(3) EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. Management understands that some industry analysts and investors consider EBITDA as a supplementary non-GAAP financial measure useful in analyzing a company's ability to service debt. EBITDA, however, is not a measure of financial performance under GAAP and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity. Since EBITDA is not a measure determined in accordance with GAAP and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. EBITDA does not represent an amount of funds that is available for management's discretionary use. See note 4 for a reconciliation of net cash provided by operating activities to EBITDA.

(4) The following is a reconciliation of EBITDA to net cash provided by operating activities:

                                                                          NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                           ----------------------------   -----------------
                                            2000      2001       2002      2002      2003
                                           -------   -------   --------   -------   -------
                                                        (DOLLARS IN THOUSANDS)
Net cash provided by operating
  activities.............................  $28,177   $31,696   $ 40,186   $25,727   $29,216
  Changes in operating assets and
     liabilities.........................   (3,510)      434      4,122     7,651     6,995
  Other non-cash expenses................   (2,346)   (3,711)   (11,750)   (1,660)   (1,497)
  Current income taxes...................      105        56         97        10       195
  Interest expense.......................   20,747    19,635     18,126    13,579    13,034
                                           -------   -------   --------   -------   -------
EBITDA...................................  $43,173   $48,110   $ 50,781   $45,307   $47,943
                                           =======   =======   ========   =======   =======

---------------

(5) Represents total current assets (excluding cash and cash equivalents) less total current liabilities, excluding current portion of long-term debt.

(6) Pro forma financial data is presented to give effect to the offering, the use of proceeds thereof and the recapitalization. The pro forma financial data for the twelve months ended September 30, 2003 does not reflect approximately $13.5 million of stock compensation expense recorded in the recapitalization and $14.9 million of expenses and fees related to the early retirement of debt, all of which will be recorded during our fourth quarter ended December 31, 2003.

                                  RISK FACTORS

     You should carefully consider the following risks and the other information in this prospectus in evaluating the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations and could cause the value of the notes to decline and, accordingly, you could lose all or a portion of your investment.

                      RISKS RELATED TO THE EXCHANGE OFFER

IF YOU DO NOT PROPERLY TENDER YOUR INITIAL NOTES, YOU WILL CONTINUE TO HOLD UNREGISTERED INITIAL NOTES AND YOUR ABILITY TO TRANSFER INITIAL NOTES WILL BE ADVERSELY AFFECTED.

     We will only issue exchange notes in exchange for initial notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the initial notes and you should carefully follow the instructions on how to tender your initial notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the initial notes. If you do not tender your initial notes properly, then, after we consummate the exchange offer, you will continue to hold initial notes that are subject to the existing transfer restrictions which generally provide that the initial notes may not be offered or sold unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. In addition, if you tender your initial notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for initial notes that you acquired as a result of market-making activities or any other trading activities, you will be required to deliver a prospectus in connection with any resale of such exchange notes, and if you are an affiliate of ours that participates in the exchange offer, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. After the exchange offer is consummated, if you continue to hold any initial notes, you may have difficulty selling them because there may only be a small amount of initial notes outstanding. In addition, if a large amount of initial notes is not tendered or is tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

                           RISKS RELATED TO THE NOTES

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

     We currently have a significant amount of indebtedness. As of September 30, 2003, on a pro forma basis, we would have had total indebtedness of $274.7 million (of which $260.0 million would have consisted of the notes).

     Our substantial indebtedness could have important consequences to you. For example, it could:

     - limit our ability to make investments in technology and infrastructure improvements;

     - make it more difficult for us to satisfy our obligations with respect to the notes;

     - limit our ability to make or integrate acquisitions;

     - increase our vulnerability to general adverse economic and industry conditions;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared to our competitors that have less debt;

     - limit our ability to borrow additional funds to fund working capital, capital expenditures, acquisitions or other needs; and

     - make us vulnerable to increases in interest rates.

     Our ability to make cash payments with respect to the notes will depend upon our future operating performance. If we are unable to generate sufficient cash flow from operations in order to service our debt, we will be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. If we are unable to repay our debt at maturity, we may have to obtain alternative financing, which may not be available to us.

DESPITE CURRENT INDEBTEDNESS LEVELS, WE MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE.

     We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes do not fully prohibit us or our future subsidiaries from doing so. Our new senior secured credit facility permits additional borrowings thereunder by us and our future subsidiaries of up to $86.0 million after completion of the recapitalization, subject to borrowing base availability. If new debt is added to our current debt levels, the related risks that we now face could intensify. See "Description of Notes -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and "Description of New Senior Secured Credit Facility."

RESTRICTIONS ON OUR DEBT INSTRUMENTS MAY LIMIT OUR ABILITY TO MAKE PAYMENTS ON THE NOTES OR OPERATE OUR BUSINESS.

     Our new senior secured credit facility and the indenture governing the notes contain covenants that limit the discretion of our management with respect to certain business matters. These covenants significantly restrict our ability and the ability of our future restricted subsidiaries to, among other things:

     - incur additional indebtedness;

     - create liens or other encumbrances;

     - pay dividends or make certain other payments, investments, loans and guarantees;

     - sell or otherwise dispose of assets and merge or consolidate with another entity;

     - enter into leases; and

     - enter into certain sale and leaseback transactions and transactions with affiliates.

In addition, our new senior secured credit facility contains other covenants customary for credit facilities of this nature, including those that require us to meet specified financial ratios and financial tests. We may not meet those ratios and tests. Our ability to borrow under our new senior secured credit facility will depend upon satisfaction of these covenants and borrowing base availability. See "Description of New Senior Secured Credit Facility." Events beyond our control can affect our ability to meet those covenants. In addition, our new senior secured credit facility prohibits us from prepaying certain indebtedness, including voluntary prepayments of the notes.

     Our failure to comply with obligations under the indenture governing the notes or our new senior secured credit facility may result in an event of default under those agreements. A default, if not cured or waived, may permit acceleration of our indebtedness. We may not have funds available to remedy these defaults. If our indebtedness is accelerated, we may not have sufficient funds available to pay the accelerated indebtedness or refinance the accelerated indebtedness on terms favorable to us or at all. If we fail to repay amounts due under our new senior secured credit facility, the lenders could proceed against the collateral granted to them to secure that debt. Substantially all of our assets have been pledged as security under our new senior secured credit facility.

TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our new senior secured credit facility will be adequate to meet our future operating liquidity needs for at least the next few years.

     Our business may not generate sufficient cash flow from operations and our future borrowings may not be available to us under our new senior secured credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We may not be able to refinance any of our indebtedness, including our new senior secured credit facility or the notes, on commercially reasonable terms or at all.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES IS EFFECTIVELY SUBORDINATED TO THE RIGHTS OF OUR EXISTING AND FUTURE SECURED CREDITORS.

     Holders of our secured indebtedness will have claims that are senior to your claims as holders of the notes to the extent of the value of the assets securing our secured indebtedness. Notably, our new senior secured credit facility is secured by liens on substantially all of our assets. The initial notes are, and the exchange notes, when issued, will be effectively subordinated to that secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

     As of September 30, 2003, on a pro forma basis, the aggregate amount of our secured indebtedness would have been $14.7 million (including $0.7 million attributable to capital leases), and $86.0 million would have been available for additional borrowing under our new senior secured credit facility, subject to borrowing base availability. We are permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture governing the notes. See "Description of Notes."

     Furthermore, under the terms of the indenture governing the notes, any future subsidiaries may not be required to guarantee the notes. If a bankruptcy, liquidation or reorganization of any future non-guarantor subsidiary occurs, holders of its indebtedness and its trade creditors will generally be entitled to payment of their claims from the assets of that subsidiary before any assets are made available for distribution to us. See "Description of Notes."

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE GOVERNING THE NOTES.

     If we undergo a change of control, as defined in this prospectus under the heading "Description of Notes -- Certain Definitions," we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, to the date of repurchase. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of notes, and we may not have sufficient funds to pay our other debts that become due as a result of that change of control. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change of control" under the indenture governing the notes. See "Description of Notes -- Repurchase at the Option of Holders." If we fail to repurchase the notes upon a change of control, we will be in default under the notes. In addition, a change of control constitutes an event of default under our new senior secured credit facility. See "Description of New Senior Secured Credit Facility."

AN ACTIVE TRADING MARKET FOR THE INITIAL NOTES OR THE EXCHANGE NOTES MAY NOT DEVELOP.

     There is currently no public market for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchasers that they currently intend to make a market in the exchange notes upon completion of the exchange offer. However, the initial purchasers may cease their market-making at any time. We do not intend to apply for listing the notes on any securities exchange. The initial notes have been designated as eligible for trading on The PORTAL(SM) Market.

                         RISKS RELATED TO OUR BUSINESS

IF THE CENSUS OF OUR CUSTOMERS DECREASES, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

     Our operating results are dependent in part upon the amount and types of equipment necessary to service our customers' needs, which are heavily influenced by the total number of patients our customers are serving at any time (which we refer to as patient census). At times of lower patient census, our customers have a decreased need for our services on a supplemental or peak needs basis. Our operating results can vary depending on the timing and severity of the cold and flu season and the impact of national catastrophes, as well as other factors affecting census. If our customers experience a census decrease, our operating results could be adversely affected.

WE WILL REQUIRE SUBSTANTIAL CASH TO OPERATE AND EXPAND OUR BUSINESS AS PLANNED AND WE HAVE HAD A HISTORY OF NET LOSSES.

     We require substantial cash to operate our Medical Equipment Outsourcing programs and service our debt. Our outsourcing programs require us to invest a significant amount of cash in movable medical equipment purchases. To the extent that such expenditures cannot be funded from our operating cash flow, borrowings under our new senior secured credit facility or other financing sources, we may not be able to conduct our business or to grow as currently planned. We currently expect that over the next 12 months, we will invest approximately $38 million to $45 million in new equipment. In addition, a substantial portion of our cash flow from operations must be dedicated to servicing our debt and there will be significant restrictions on our ability to incur additional indebtedness under the indenture governing the notes and our new senior secured credit facility.

     Primarily because of our debt service obligations, we have had a history of net losses. If we continue to incur net losses, this could adversely affect our ability to finance our business in the future. We had net losses of $5.1 million, $5.1 million, $3.6 million and $0.2 million for the years ended 1999, 2000, 2001 and 2002, respectively. Our debt service obligations will continue to be substantial under our new senior secured credit facility and the notes.

TO ACHIEVE SIGNIFICANT REVENUE GROWTH, WE MUST CHANGE THE MANNER IN WHICH HEALTH CARE PROVIDERS TRADITIONALLY PROCURE MEDICAL EQUIPMENT, AND IF WE ARE UNABLE TO EFFECT SUCH CHANGE, OUR REVENUE GROWTH COULD BE ADVERSELY AFFECTED.

     We believe that the strongest competition to our outsourcing programs is the traditional purchase or lease alternative for obtaining movable medical equipment. Currently, many acute care hospitals and alternate site providers view outsourcing primarily as a means of meeting short-term or peak supplemental needs, rather than as a long-term, effective, cost efficient alternative to purchasing or leasing equipment. Many health care providers may continue to purchase or lease a substantial portion of their movable medical equipment. If health care providers do not change the manner in which they procure their medical equipment, we may not be able to achieve significant growth.

OUR COMPETITORS MAY ENGAGE IN SIGNIFICANT PRICE COMPETITION OR LIQUIDATE SIGNIFICANT AMOUNTS OF SURPLUS EQUIPMENT, THEREBY DECREASING THE DEMAND FOR OUTSOURCING SERVICES.

     In a number of our geographic and product markets, we compete with one principal competitor and various smaller equipment outsourcing companies that may compete primarily on the basis of price. These competitors may offer certain customers lower prices depending on utilization levels and other factors. Our largest outsourcing competitor, MEDIQ/PRN Life Support Services, Inc., a subsidiary of MEDIQ Incorporated, has recently emerged from bankruptcy and is currently under the control of its lenders. MEDIQ/PRN may engage in competitive practices that may undercut our pricing. In addition, MEDIQ/PRN may liquidate significant amounts of surplus equipment, thereby decreasing the demand for outsourcing services and possibly causing us to reduce the rates we may charge for our services.

WE HAVE RELATIONSHIPS WITH CERTAIN KEY SUPPLIERS, AND ADVERSE DEVELOPMENTS CONCERNING THESE SUPPLIERS COULD ADVERSELY AFFECT OUR BUSINESS.

     We purchased our movable medical equipment from approximately 112 manufacturers and our disposable medical supplies from approximately 138 suppliers in 2002. Our ten largest suppliers of movable medical equipment, which supplied approximately 59% of our direct movable medical equipment purchases for 2002, were: Tyco International, Ltd. (Mallinckrodt and Kendall Healthcare Products Company); Baxter Healthcare Corporation; Alaris Medical Systems; Abbott Laboratories; Gaymar Industries, Inc.; Datascope Corporation; Tri-Anim Health Services, Inc.; Siemens Business Services, Inc.; Sims Deltec, Inc.; and Respironics, Inc. Adverse developments concerning key suppliers or our relationships with them could force us to seek alternative sources for our movable medical equipment or to purchase such equipment on unfavorable terms. A delay in procuring equipment or an increase in the cost to purchase equipment could limit our ability to provide equipment to our customers on a timely and cost-effective basis.

A SUBSTANTIAL PORTION OF OUR REVENUES COME FROM CUSTOMERS WITH WHOM WE DO NOT HAVE LONG-TERM COMMITMENTS, AND CANCELLATIONS BY OR DISPUTES WITH CUSTOMERS COULD ADVERSELY AFFECT OUR CASH FLOWS AND RESULTS OF OPERATIONS.

     We derived approximately 64% and 63% of our outsourcing revenues for the year ended December 31, 2002 and the twelve months ended September 30, 2003, respectively, from customers with whom we do not have any formal long-term commitment to use our programs. Our customers are generally not obligated to outsource our equipment under long-term commitments. In addition, many of our customers do not sign written agreements with us fixing the rights and obligations of the parties regarding matters such as billing, liability, warranty or use. Therefore, we face risks such as fluctuations in usage, inaccurate or false reporting of usage by customers and disputes over liabilities related to equipment use. Some of our AMPP total outsourcing programs with customers, under which we own substantially all of the movable medical equipment that they use and provide substantial staffing resources, are not subject to a written contract and could be terminated by the health care provider without notice or payment of any termination fee. Any such termination would have an adverse effect on our revenues and operating results.

WE MAY LOSE EXISTING CUSTOMERS IF WE ARE UNABLE TO RENEW OUR CONTRACTS WITH GPOS OR IDNS.

     Our past revenue growth and our strategy for future growth depends, in part, on access to the new customers granted by our major contracts with GPOs or IDNs such as Premier, Novation, AmeriNet and MedAssets. The MedAssets contract expires in 2005, Premier in 2004, Novation in 2006 and AmeriNet in 2006. In the past, we have been able to renew such contracts. If we are unable to renew or replace our current GPO contracts when they are up for renewal, we may lose the existing business with the customers who are members of such GPOs.

IF WE WERE REQUIRED TO WRITE DOWN OUR GOODWILL IF IMPAIRED, OUR OPERATIONS AND STOCKHOLDERS' EQUITY WOULD BE ADVERSELY AFFECTED.

     As described in the notes to our financial statements included elsewhere in this prospectus, we have $35.6 million and $36.5 million of goodwill recorded on our balance sheet as of December 31, 2002 and September 30, 2003, respectively. Until January 1, 2002, we amortized this goodwill on a straight-line basis over periods ranging from 15 to 40 years. Under new accounting rules, beginning January 1, 2002, we were no longer able to amortize goodwill on a yearly basis. Instead, we are required to periodically determine if our goodwill has become impaired, in which case we would be required to write off the impaired portion of goodwill. The amount of goodwill that we would write off in any given year is treated as a charge against operations under generally accepted accounting principles in the United States. If we were required to write off our goodwill, we could incur significant charges against operations, which would adversely affect our results of operations and stockholders' equity.

ALTHOUGH WE DO NOT MANUFACTURE ANY MEDICAL EQUIPMENT, OUR BUSINESS ENTAILS THE RISK OF CLAIMS RELATED TO THE MEDICAL EQUIPMENT THAT WE OUTSOURCE AND SERVICE. WE MAY NOT HAVE ADEQUATE INSURANCE TO COVER A CLAIM, AND IT MAY BE MORE EXPENSIVE OR DIFFICULT FOR US TO OBTAIN ADEQUATE INSURANCE IN THE FUTURE.

     We may be liable for claims related to the use of our movable medical equipment. Any such claims, if made, could have a material adverse effect on our business, financial condition or results of operations. We may be subject to claims exceeding our insurance coverage or we may not be able to continue to obtain liability insurance at acceptable levels of cost and coverage. In addition, litigation relating to a claim could adversely affect our existing and potential customer relationships, create adverse public relations and divert management's time and resources from the operation of our business.

OUR GROWTH STRATEGY DEPENDS IN PART ON OUR ABILITY TO SUCCESSFULLY IDENTIFY AND MANAGE OUR ACQUISITIONS AND A FAILURE TO DO SO COULD IMPEDE OUR FUTURE GROWTH AND ADVERSELY AFFECT OUR COMPETITIVE POSITION.

     As part of our growth strategy, we intend to pursue acquisitions or other strategic relationships within the health care industry that we believe will enable us to generate revenue growth and enhance our competitive position. Since July 1998, we have acquired six new businesses for an aggregate purchase price of $49.8 million. Future acquisitions may involve significant cash expenditures and operating losses that could have a material adverse effect on our financial condition and results of operations. In addition, our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisitions. We regularly evaluate potential acquisitions, and we may be evaluating or engaging in acquisition negotiations at any time and from time to time. As of the date hereof, we have not entered into any agreements with respect to any material transactions. We may not be successful in acquiring other businesses, and the businesses we do acquire in the future may not ultimately produce returns that justify our related investment.

     Acquisitions may involve numerous risks, including:

     - difficulties assimilating acquired personnel and integrating distinct business cultures;

     - diversion of management's time and resources from existing operations;

     - potential loss of key employees or customers of acquired companies; and

     - exposure to unforeseen liabilities of acquired companies.

     If we are unable to continue to grow through acquisitions, our ability to generate revenue growth and enhance our competitive position would be impaired.

WE DEPEND ON OUR SALES REPRESENTATIVES AND SERVICE SPECIALISTS, AND MAY LOSE CUSTOMERS WHEN ANY OF OUR SALES REPRESENTATIVES AND SERVICE SPECIALISTS LEAVE US.

     Our sales growth has been supported by hiring and developing new sales representatives and adding, through acquisitions, established sales representatives whose existing customers generally have become our customers. We have experienced and will continue to experience intense competition for managers and experienced sales representatives. The success of our programs depends on the relationships developed between our sales representatives and our customers.

OUR QUARTERLY OPERATING RESULTS HAVE VARIED AND WE EXPECT THEM TO CONTINUE TO VARY.

     Our results of operations have been and can be expected to be subject to quarterly fluctuations. We may experience increased revenues in the first and fourth quarter of the year, depending upon the timing and severity of the cold and flu season and the related increased hospital census and movable medical equipment usage during that season. Because a significant portion of our expenses are relatively fixed over these periods, our operating income as a percentage of revenue tends to increase during the first and fourth quarter of each year. If the cold and flu season is delayed by as little as one month, or is less severe than in prior periods, our quarterly operating results for a current period can vary significantly from prior periods. Our quarterly results can also fluctuate as a result of other factors such as the timing of acquisitions, new AMPP agreements or new office openings.

CHANGES IN REIMBURSEMENT RATES AND POLICIES BY THIRD-PARTY PAYORS FOR MEDICAL EQUIPMENT COSTS MAY REDUCE THE RATES THAT PROVIDERS CAN PAY FOR OUR SERVICES AND ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION.

     Our health care provider customers, who pay us directly for the services we provide to them, rely on reimbursement from third party payors for a substantial portion of their operating revenue. These third party payors include both governmental payors, such as Medicare and Medicaid, and private payors, such as insurance companies and managed care organizations. There are widespread efforts to control health care costs in the United States by all of these payor groups. These cost containment initiatives have resulted in reimbursement policies based on fixed rates for a particular patient treatment that are unrelated to the provider's actual costs or require health care providers to provide services on a discounted basis. Consequently, these reimbursement policies have a direct effect on health care providers' ability to pay us for our services and an indirect effect on our level of charges. Ongoing concerns about rising health care costs may cause more restrictive reimbursement policies to be implemented in the future. Restrictions on the amounts or manner of reimbursements to health care providers may affect their willingness and ability to pay for the services we provide and may adversely affect our customers' financial condition. Such restrictions could require us to reduce the rates we charge or could put at risk our ability to collect payments owed to us.

OUR OPERATING RESULTS HISTORICALLY HAVE BEEN ADVERSELY AFFECTED IN PERIODS WHEN SIGNIFICANT HEALTH CARE REFORM INITIATIVES WERE UNDER CONSIDERATION AND UNCERTAINTY REMAINED AS TO THEIR LIKELY OUTCOME. IF OTHER SIGNIFICANT HEALTH CARE REFORM INITIATIVES OCCUR, THEY MAY HAVE A SIMILAR, NEGATIVE EFFECT.

     Because the regulatory and political environment for health care significantly influences the capital equipment procurement decisions of health care providers, our operating results historically have been adversely affected in periods when significant health care reform initiatives were under consideration and uncertainty remained as to their likely outcome. To the extent general cost containment pressures on health care spending and reimbursement reform, or uncertainty as to possible reform, causes acute care hospitals and alternate site providers to defer the procurement of medical equipment, reduce their capital expenditures or change significantly their utilization of medical equipment, there could be a material adverse effect on our financial condition and results of operations.

A PORTION OF OUR REVENUES ARE DERIVED FROM HOME CARE PROVIDERS AND NURSING HOMES, AND THESE HEALTH CARE PROVIDERS MAY POSE ADDITIONAL CREDIT RISKS.

     We may incur losses in the future due to the bankruptcy filings of our nursing home and home care customers. We derived approximately 17% of our revenues for the year ended December 31, 2002 and 17% of our revenues for the twelve months ended September 30, 2003 from alternate site providers such as home care providers and nursing homes. We expect that we will continue to derive a portion of our revenues from alternative care providers. Such providers may pose additional credit risks, since they are generally less financially sound than hospitals. Nursing homes in particular have experienced significant financial problems since the implementation of Balanced Budget Act of 1997.

THE INTERESTS OF OUR MAJOR STOCKHOLDERS MAY CONFLICT WITH THE INTERESTS OF THE HOLDERS OF THE NOTES.

     JWC Fund I, JWC Fund III and Halifax and their respective affiliates beneficially own shares representing approximately 90.7% of our fully diluted common equity. Accordingly, these stockholders have the power to elect our board of directors, appoint new management and approve any action requiring a stockholder vote, including amendments to our certificate of incorporation and approving mergers or sales of substantially all of our assets. The directors so elected will have the authority to make decisions affecting our capital structure, including the issuance of additional indebtedness and the declaration of dividends. Circumstances may occur in which the interests of equity holders could be in conflict with the interests of holders of the notes.

A PART OF OUR FUTURE GROWTH STRATEGY INVOLVES GROWING OUR TECHNICAL AND PROFESSIONAL SERVICES AND MEDICAL EQUIPMENT SALES, REMARKETING AND DISPOSABLES BUSINESSES, BOTH AREAS WHERE WE HAVE SIGNIFICANT COMPETITORS.

     Approximately 15% of our revenues in 2002 and 17% of our revenues for the twelve months ended September 30, 2003 came from our Technical and Professional Services and Medical Equipment Sales, Remarketing and Disposables areas. We may not be able to continue to grow these areas, and even if we do so, we expect to encounter increased and significant competition.

CONSOLIDATION IN THE HEALTH CARE INDUSTRY MAY LEAD TO A REDUCTION IN THE OUTSOURCING RATES WE CHARGE.

     In recent years, many acute care hospitals and alternate site providers have consolidated to create larger health care organizations. We believe that this consolidation trend may continue. Any resulting consolidated health care organization may have greater bargaining power over us, which could lead to a reduction in the outsourcing rates that we are able to charge. A reduction in our outsourcing rates will decrease our revenues.

OUR CUSTOMERS OPERATE IN A HIGHLY REGULATED ENVIRONMENT AND THE REGULATIONS AFFECTING THEM COULD ADVERSELY AFFECT OUR BUSINESS.

     The health care industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels. While the majority of these regulations do not directly apply to us, there are some that do, including the Food, Drug and Cosmetics Act, or FDCA, and certain state pharmaceutical licensing requirements. Although we believe we are in compliance with the FDCA, if the FDA expands the reporting requirements under the FDCA, we may be required to comply with the expanded requirements and may incur substantial additional expenses in doing so. With respect to state pharmaceutical licensing requirements, we are currently licensed in 11 states and may be required to be licensed in additional states. Our failure to possess such licenses for our existing operations may subject us to certain additional expenses.

     Given that our industry is heavily regulated, we may be subject to additional regulatory requirements. If our operations are found to be in violation of any governmental regulations to which we or our customers are subject, we may be subject to the applicable penalty associated with the violation. Any penalties, damages, fines or curtailment of our operations would adversely affect our ability to operate our business and our financial results.

                           FORWARD-LOOKING STATEMENTS

     All statements, other than statements of historical fact, contained within this prospectus constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, forward-looking statements may include words such as "expect," "anticipate," "believe," "may," "should," "could" or "estimate." These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations.

     Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, those described in "Risk Factors" and the following:

     - general business and economic conditions;

     - the financial strength of the acute care sector, including consolidation within that sector;

     - governmental policies affecting the health care industry in localities where we or our customers operate;

     - the impact of competitive parties;

     - pressure on prices realized by us for our services;

     - difficulties or delays in the development, production, testing and marketing of equipment;

     - difficulties or delays in receiving required governmental and regulatory approvals;

     - market acceptance issues, including the failure of equipment to generate anticipated sales levels;

     - the effects of and changes in trade, monetary, environmental and fiscal policies, laws and regulations;

     - the costs and effects of legal proceedings, including environmental and administrative proceedings, involving us;

     - success in implementing our various initiatives;

     - the effects of past and potential future acts of terrorism, bioterrorism, violence or war; and

     - other risk factors reported from time to time in our SEC reports.

     We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events included in this offering circular might not occur.

                               THE EXCHANGE OFFER

EXCHANGE OFFER

     We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $260,000,000 aggregate principal amount of initial notes properly tendered on or prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. The exchange offer is being made with respect to any and all of the initial notes.

     As of the date of this prospectus, $260,000,000 aggregate principal amount of the initial notes is outstanding. This prospectus, together with the accompanying letter of transmittal, is first being sent on or about
[          ], 2004 to all holders of initial notes registered on our note register. Our obligation to accept initial notes for exchange pursuant to the exchange offer is subject to certain conditions set forth under "-- Conditions of the Exchange Offer" below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

PURPOSE AND EFFECT

     We sold the initial notes on October 17, 2003 to Goldman, Sachs & Co., Credit Suisse First Boston LLC, CIBC World Markets Corp. and Jefferies & Company, Inc. as the initial purchasers pursuant to a purchase agreement in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the initial notes may not be reoffered, resold or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available. The initial purchasers subsequently resold the initial notes under Rule 144A and Regulation S under the Securities Act. As part of the offering of the initial notes, we entered into a registration rights agreement with the initial purchasers. The registration rights agreement requires, unless the exchange offer is not permitted by applicable law or SEC policy, that we:

     - within 90 days after the closing of the offering, file the registration statement of which this prospectus forms a part with the SEC with respect to the exchange offer;

     - within 210 days after the closing of the offering, use all commercially reasonable efforts to cause the exchange offer registration statement to be declared effective by the SEC;

     -  keep the exchange offer open for not less than 20 business days; and

     - use all commercially reasonable efforts to complete the exchange offer not later than 30 business days after the registration statement of which this prospectus forms a part is declared effective.

     Except as provided below, upon the completion of the exchange offer, our obligations with respect to the registration of the initial notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. Following the completion of the exchange offer (except as set forth in the paragraph immediately below), holders of initial notes not tendered will not have any further registration rights and those initial notes will continue to be subject to the restrictions on transfer described above. Accordingly, the liquidity of the market for the initial notes could be adversely affected upon consummation of the exchange offer.

     In the event that (i) we are not required to file the exchange offer registration statement; (ii) we are not permitted to consummate the exchange offer because it is not permitted by applicable law or SEC policy; or (iii) any holder of Transfer Restricted Securities notifies us prior to the 20th day following consummation of the exchange offer that (a) it is prohibited by law or SEC policy from participating in the exchange offer, (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales, or (c) it is a broker-dealer and owns notes acquired directly from us or any of our affiliates, then we will:

     - file, within 45 days after such filing obligation arises, a shelf registration statement covering resale of the Transfer Restricted Securities; and

     - use all commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act within 90 days after such filing obligation arises and keep such shelf registration statement continuously effective for a period ending on the earlier of the second anniversary of the effective date of the shelf registration statement and such time as there are no longer any Transfer Restricted Securities outstanding.

     We and the guarantors of the notes (if any) will, in the event of the shelf registration statement, provide to each holder of the initial notes copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the initial notes has become effective and take certain other actions as are required to permit unrestricted resales of the initial notes. A holder of the initial notes that sells such initial notes pursuant to the shelf registration statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification rights and obligations).

     If:

         (1) we and the guarantors of the notes, if any, fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

         (2) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date");

         (3) we and the guarantors of the notes, if any, fail to consummate the exchange offer within 40 business days of the Effectiveness Target Date with respect to the registration statement of which this prospectus forms a part; or

         (4) the shelf registration statement or the registration statement of which this prospectus forms a part is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a "Registration Default "), then we and the guarantors of the notes, if any, will pay special interest to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such holder.

     The amount of the special interest will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of special interest for all Registration Defaults of $.30 per week per $1,000 principal amount of notes.

     We and the guarantors of the notes, if any, will pay all accrued special interest on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses, if no such accounts have been specified.

     Each holder of initial notes that wishes to exchange such initial notes for exchange notes in the exchange offer will be required to make certain representations, including representations:

     - that any exchange notes to be received by it will be acquired in the ordinary course of its business;

     - that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

     -  that it is not an "affiliate," as defined the Securities Act, of ours.

     In addition, each such holder will be required to make any additional representations that in the written opinion of our counsel are necessary under existing rules or regulations (or interpretations thereof) of the SEC in order for the registration statement of which this prospectus forms a part to be declared effective.

     Based on an interpretation by the SEC's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued pursuant to the exchange offer in exchange for initial notes may be offered for resale, resold and otherwise transferred by holders thereof, other than any holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act, or a broker-dealer who purchased initial notes directly from us to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of business of the holder and the holder is not participating, does not intend to participate and does not have an arrangement or understanding with any person to participate in the distribution of such exchange notes. Any holder who tenders in the exchange offer for the purpose, or with the intention, of participating in a distribution of the exchange notes, or who is our affiliate, cannot rely on this interpretation by the SEC's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and such secondary resale transaction must be covered by an effective registration statement under the Securities Act containing the selling securityholder's information required by Regulation S-K under the Securities Act, unless an exemption from registration is otherwise available. The foregoing is based on existing interpretations of the Securities Act by the SEC. We do not intend to seek our own no-action letter, and there is no assurance that the SEC staff would make a similar determination with respect to the exchange notes. If this interpretation is inapplicable, and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify holders of notes against any such liability.

     Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. See "Plan of Distribution." Broker-dealers who acquired initial notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in order to sell the initial notes.

CONSEQUENCES OF FAILURE TO EXCHANGE INITIAL NOTES

     Following the completion of the exchange offer, holders of initial notes who did not tender their initial notes, or who did not properly tender their initial notes, will not have any further registration rights and such initial notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for a holder's initial notes could be adversely affected upon expiration of the exchange offer if such holder elects to not participate in the exchange offer.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all initial notes that are validly tendered on or prior to 11:59 p.m., New York City time, on the expiration date. For each initial note surrendered to us pursuant to the exchange offer, the holder of such initial note will receive an exchange note having a principal amount equal to that of the surrendered note. We will issue $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding initial notes accepted in the exchange offer. Holders who have tendered their initial notes may withdraw their tender of initial notes at any time prior to 11:59 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of initial notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the registration rights agreement. See "-- Conditions of the Exchange Offer."

     The form and terms of the exchange notes are substantially the same as the form and terms of the initial notes, except that the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the initial notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the initial notes were issued.

     As of the date of this prospectus, $260,000,000 in aggregate principal amount of the initial notes is outstanding. Only a holder of the initial notes, or such holder's legal representative or attorney-in-fact, may participate in the exchange offer. We will not fix a record date for determining holders of the initial notes entitled to participate in the exchange offer.

     We will be deemed to have accepted validly tendered initial notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of initial notes and for the purpose of receiving the exchange notes from us.

     If any tendered initial notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, the certificates for any such unaccepted initial notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

     Holders who tender initial notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of initial notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The expiration date shall be [          ], 2004, at 11:59 p.m., New York
City time, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended.

     In order to extend the exchange offer, we will notify the exchange agent of any extension by written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We reserve the right, in our sole discretion:

     -  to delay accepting any initial notes;

     -  to extend the exchange offer;

     - if any of the conditions set forth below under "-- Conditions of the Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving written notice of such delay, extension or termination to the exchange agent; and

     -  to amend the terms of the exchange offer in any manner.

     If we amend the exchange offer in a manner we determine to constitute a material change, we will promptly disclose such amendments by means of a prospectus supplement that we will distribute to the registered holders of the initial notes. Modification of the exchange offer, including, but not limited to:

     -  extension of the period during which the exchange offer is open; and

     - waiver of satisfaction of the conditions set forth below under "-- Conditions of the Exchange Offer"

may require that at least five business days remain in the exchange offer.

CONDITIONS OF THE EXCHANGE OFFER

     Notwithstanding any other term of the exchange offer, we are not required to accept for exchange, or exchange the exchange notes for, any initial notes not previously accepted for exchange, and we may terminate or amend the exchange offer as provided herein before the acceptance of the initial notes, if any of the following events shall occur:

     - any action or proceeding is instituted or threatened in any court or by or before any governmental agency which would be reasonably likely to materially impair our ability to proceed with the exchange offer, or there shall have occurred any material adverse development in any existing action or proceeding with respect to us or any of our subsidiaries; or

     - the exchange offer shall violate any applicable law, rule, regulation or interpretation of the staff of the SEC; or

     - any governmental approval which we shall deem necessary for the consummation of the exchange offer as contemplated by this prospectus shall not have been obtained.

     If we determine in our reasonable discretion that any of these conditions are not satisfied (or any of such events shall have occurred), we may (1) refuse to accept any initial notes and return all tendered initial notes to the tendering holders and/or terminate the exchange offer, (2) extend the exchange offer and retain all initial notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such initial notes as described in "-- Withdrawal Rights" or (3) waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered initial notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the initial notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

     Holders may have certain rights and remedies against us under the registration rights agreement should we fail to consummate the exchange offer, notwithstanding a failure of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

     The foregoing conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to such conditions or we may waive them in whole or in part at any time and from time to time in our reasonable discretion. Any failure by us at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

INTEREST

     The exchange notes will bear interest at a rate equal to 10.125% per annum. We will pay interest on the notes twice a year, on each May 1 and November 1, beginning May 1, 2004. See "Description of Notes."

PROCEDURES FOR TENDERING INITIAL NOTES

     Only a holder of initial notes may tender the initial notes in the exchange offer. Except as set forth under "-- Book Entry Transfer," to tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition, (1) certificates for the initial notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, (2) a timely confirmation of a book-entry transfer of such initial notes, if that procedure is available, into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or (3) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under "-- The Exchange Agent; Assistance" prior to the expiration date.

     The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

     THE METHOD OF DELIVERY OF INITIAL NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR INITIAL NOTES SHOULD BE SENT TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUSTS COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose initial notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner's initial notes, either make appropriate arrangements to register ownership of the initial notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, unless initial notes tendered pursuant thereto are tendered (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" in the letter of transmittal or (2) for the account of such an eligible guarantor institution. If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by an eligible guarantor institution.

     If the letter of transmittal is signed by a person other than the registered holder of any initial notes listed therein, the initial notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the initial notes.

     If the letter of transmittal or any initial notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

     We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered initial notes in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular initial notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

     Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of initial notes, neither we nor the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of initial notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any initial notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

     In addition, we reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding after the expiration date or to terminate the exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

     By tendering, each holder will represent to us that, among other things:

     - any exchange notes to be received by it will be acquired in the ordinary course of its business;

     - it has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

     -  it is not an "affiliate," as defined the Securities Act, of ours.

     In addition, each such holder will be required to make any additional representations that in the written opinion of our counsel are necessary under existing rules or regulations (or interpretations thereof) of the SEC in order for the registration statement of which this prospectus forms a part to be declared effective.

     In all cases, issuance of exchange notes for initial notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such initial notes or a timely confirmation of a book-entry transfer of such initial notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal (or, with respect to DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of an agreement to be bound by the letter of transmittal), and all other required documents. If any tendered initial notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder thereof, or, in the case of initial notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, such nonexchanged initial notes will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

     Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the initial notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC's systems may make book-entry delivery of initial notes being tendered by causing DTC to transfer such initial notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of initial notes may be effected through book-entry transfer at DTC, the letter of transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under "-- Exchange Agent; Assistance" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

     DTC's Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system in lieu of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender initial notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must reflect that the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their initial notes and whose initial notes are not immediately available, or who cannot deliver their initial notes or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date, may tender their initial notes according to the guaranteed delivery procedures set forth in the letter of transmittal. Pursuant to such procedures:

     - the holder tenders through an eligible guarantor institution and signs a notice of guaranteed delivery;

     - on or prior to the expiration date, the exchange agent receives from the holder and the eligible guarantor institution a written or facsimile copy of a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, setting forth the name and address of the holder, the certificate number or numbers of the tendered initial notes, and the principal amount of tendered initial notes, stating that the tender is being made thereby and guaranteeing that, within five business days after the date of delivery of the notice of guaranteed delivery, the tendered initial notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible guarantor institution with the exchange agent; and

     - such properly completed and executed documents required by the letter of transmittal and the tendered initial notes in proper form for transfer are received by the exchange agent within five business days after the expiration date.

     Any holder who wishes to tender initial notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to such initial notes prior to 11:59 p.m., New York City time, on the expiration date.

ACCEPTANCE OF INITIAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept any and all initial notes that are properly tendered in the exchange offer prior to 11:59 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the initial notes. For purposes of the exchange offer, we shall be deemed to have accepted validly tendered initial notes, when, as, and if we have given oral or written notice thereof to the exchange agent.

     In all cases, issuances of exchange notes for initial notes that are accepted for exchange pursuant to the exchange offer will be made only after the exchange agent timely receives such initial notes, a properly completed and duly executed letter of transmittal and all other required documents; provided, however, we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If we do not accept any tendered initial notes for any reason, we will return such unaccepted initial notes without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

WITHDRAWAL RIGHTS

     Holders may withdraw tenders of initial notes at any time prior to 11:59 p.m., New York City time, on the expiration date. For the withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address set forth under "-- The Exchange Agent; Assistance." The notice of withdrawal must:

     - specify the name of the person who tendered the initial notes to be withdrawn;

     - identify the initial notes to be withdrawn, including the certificate number or numbers and principal amount of withdrawn initial notes;

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which such initial notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an eligible guarantor institution together with the other documents required upon transfer by the indenture; and

     - specify the name in which such initial notes are to be registered, if different from the person who deposited the initial notes, pursuant to such documents of transfer.

     We will determine all questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices in our sole discretion. The initial notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any initial notes which have been tendered for exchange but which are withdrawn will be returned to their holder without cost to such holder as soon as practicable after withdrawal. Properly withdrawn initial notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Initial Notes" at any time on or prior to the expiration date.

THE EXCHANGE AGENT; ASSISTANCE

     Wells Fargo Bank, National Association is the exchange agent. All tendered initial notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

                        BY REGISTERED OR CERTIFIED MAIL:

                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                                 MAC#N9303-121
                           CORPORATE TRUST OPERATIONS
                                 P.O. BOX 1517
                       MINNEAPOLIS, MINNESOTA 55480-1517
                          ATTENTION: MICHAEL G. SLADE

                     BY REGULAR MAIL OR OVERNIGHT COURIER:

                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                                 MAC#N9303-121
                           CORPORATE TRUST OPERATIONS
                             6TH & MARQUETTE AVENUE
                          MINNEAPOLIS, MINNESOTA 55479
                          ATTENTION: MICHAEL G. SLADE

                            IN PERSON BY HAND ONLY:

                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                            608 SECOND AVENUE SOUTH
                     CORPORATE TRUST OPERATIONS, 12TH FLOOR
                          MINNEAPOLIS, MINNESOTA 55402
                          ATTENTION: MICHAEL G. SLADE

                                 BY FACSIMILE:
                          (ELIGIBLE INSTITUTIONS ONLY)

                                 (612) 667-4927
     CONFIRM FACSIMILE BY TELEPHONE OR FOR INFORMATION CALL: (800) 344-5128

FEES AND EXPENSES

     We will bear all expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement, including, without limitation:

     - all registration and filing fees, including fees and expenses of compliance with state securities or blue sky laws;

     - printing expenses, including expenses of printing certificates for the exchange notes in a form eligible for deposit with DTC and of printing prospectuses;

     -  messenger, telephone and delivery expenses;

     -  fees and disbursements of our counsel;

     -  fees and disbursements of independent public accountants;

     -  rating agency fees;

     - our internal expenses, including all salaries and expenses of our officers and employees performing legal or accounting duties; and

     - fees and expenses, if any, incurred in connection with the listing of the exchange notes on a securities exchange.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     We will pay all transfer taxes, if any, applicable to the exchange of initial notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of initial notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     We will record the exchange notes at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize expenses of the exchange offer over the term of the exchange notes.

                                USE OF PROCEEDS

     We will not receive any cash proceeds or incur any additional indebtedness as a result of the issuance of the exchange notes pursuant to the exchange offer.

     The net proceeds to us from the sale of the notes (after deducting commissions and expenses relating to the offering), together with the proceeds from our new senior secured credit facility and the new equity investment, were approximately $102.6 million. We used such proceeds to finance the recapitalization.

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 2003, our long-term debt (including the current portion of long-term debt) and capitalization (1) on an actual basis and (2) on a pro forma basis.

                                                               AS OF SEPTEMBER 30,
                                                                       2003
                                                              ----------------------
                                                               ACTUAL     PRO FORMA
                                                              ---------   ----------
                                                              (DOLLARS IN THOUSANDS)
Total debt:
  Former revolving credit facility(1).......................  $ 70,325     $     --
  New senior secured credit facility(2).....................        --       14,000
  Old notes (net of $2,770 of unamortized discount).........   132,230           --
  Series A senior notes due 2011............................        --      260,000
  Other existing indebtedness...............................       677          677
                                                              --------     --------
     Total debt.............................................   203,232      274,677
Series B 13% cumulative accruing pay-in-kind preferred
  stock, $.01 par value: 25,000 shares authorized; 6,246
  shares issued and outstanding as of September 30,
  2003(3)...................................................    10,751           --
Common stock subject to put(4)..............................    12,708           --
Stockholders' equity (deficiency):
  Common Stock, $.01 par value; 500,000,000 shares
     authorized and 136,957,824 shares issued and
     outstanding actual; and 123,263,731 shares issued and
     outstanding pro forma(5)...............................     1,370        1,232
  Additional paid-in capital................................     4,677           --
  Retained earnings (deficit)...............................   (56,209)     (89,816)
  Deferred compensation.....................................      (498)          --
  Accumulated other comprehensive loss......................    (1,732)      (1,732)
                                                              --------     --------
Total stockholders' equity (deficiency).....................   (52,392)     (90,316)
                                                              --------     --------
Total capitalization........................................  $174,299     $184,361
                                                              ========     ========

---------------

(1) As of September 30, 2003, we had availability of approximately $17.3 million under our former revolving credit facility.

(2) As of the closing of the offering, we had $11.0 million drawn under our new senior secured credit facility and up to $89.0 million of additional availability thereunder, subject to borrowing base availability. On a pro forma basis as of September 30, 2003, based upon the size of our borrowing base on that date, we would have been able to borrow an additional amount of approximately $66.5 million under our new senior secured credit facility.

(3) On December 18, 1998, we issued 6,246 shares of our series B preferred stock and a warrant exercisable into 2,940,000 shares of common stock for an exercise price of $.01 per share and used the aggregate proceeds of $6.2 million therefrom to redeem all of our outstanding series A 12% cumulative convertible accruing pay-in-kind preferred stock, which we refer to as our series A preferred stock, plus accrued dividends. See "Certain Relationships and Related Transactions." In connection with the recapitalization, we repurchased our outstanding shares of series B preferred stock and such warrant. See "Prospectus Summary -- The Recapitalization."

(4) Pursuant to our previous stockholders' agreement, we were obligated to repurchase certain shares of our common stock in certain circumstances. In connection with the recapitalization, our previous stockholders' agreement was amended and restated and we no longer have any such obligation. Accordingly, none of the shares of our common stock outstanding following the consummation of the recapitalization are subject to any put rights.

(5) Does not include outstanding options to purchase an aggregate of 37,770,672 shares of common stock and a warrant exercisable into 2,940,000 shares of common stock, outstanding as of September 30, 2003.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected financial data presented below under the captions "Statement of Operations Data," "Other Financial Data" and "Balance Sheet Data" as of and for each of the years in the five-year period ended December 31, 2002 are derived from our audited financial statements. The selected financial data under the captions "Statement of Operations Data," "Other Financial Data" and "Balance Sheet Data" for the nine months ended September 30, 2003 and 2002 are derived from our unaudited interim financial statements which, in the opinion of management, include all normal, recurring adjustments necessary to state fairly the data included therein in accordance with GAAP for interim financial information. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. The selected financial data presented below are qualified in their entirety by, and should be read in conjunction with, the financial statements and notes thereto and other financial and statistical information included in this prospectus, including the information contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                           YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                             ----------------------------------------------------   -------------------
                                               1998       1999       2000       2001       2002       2002       2003
                                             --------   --------   --------   --------   --------   --------   --------
                                                                       (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Medical equipment outsourcing............  $ 61,701   $ 79,345   $ 94,028   $110,937   $130,724   $ 97,123   $103,940
  Sales of supplies and equipment, and
    other..................................     6,961     11,975     10,744     11,280     11,864      9,055     11,702
  Service..................................       711        903      1,233      3,418     11,178      8,151     10,743
                                             --------   --------   --------   --------   --------   --------   --------
    Total revenues.........................    69,373     92,223    106,005    125,635    153,766    114,329    126,385
                                             --------   --------   --------   --------   --------   --------   --------
Cost of medical equipment outsourcing,
  sales and service:
  Cost of medical equipment outsourcing and
    service................................    16,312     22,398     26,092     33,576     44,910     33,191     37,989
  Movable medical equipment depreciation...    14,432     18,865     22,387     26,441     29,458     21,585     23,921
  Cost of supplies and equipment sales.....     4,867      8,354      8,147      7,855      8,241      6,385      7,950
  Loss on equipment disposal(1)............     2,866         --         --         --         --         --         --
                                             --------   --------   --------   --------   --------   --------   --------
    Total costs of medical equipment
      outsourcing, sales and service.......    38,477     49,617     56,626     67,872     82,609     61,161     69,860
                                             --------   --------   --------   --------   --------   --------   --------
Gross profit...............................    30,896     42,606     49,379     57,763     71,157     53,168     56,525
                                             --------   --------   --------   --------   --------   --------   --------
Selling, general and administrative:
  Stock compensation and severance
    expenses...............................        --         --         --      1,553     10,099         --         --
  Terminated initial public offering
    expenses...............................        --         --         --      1,241         --         --         --
  Other selling, general and
    administrative.........................    21,300     30,570     33,868     38,837     43,053     31,935     35,178
                                             --------   --------   --------   --------   --------   --------   --------
    Total selling, general and
      administrative.......................    21,300     30,570     33,868     41,631     53,152     31,935     35,178
Recapitalization and transaction
  costs(2).................................     5,099         --         --         --         --         --         --
                                             --------   --------   --------   --------   --------   --------   --------
Operating income...........................     4,497     12,036     15,511     16,132     18,005     21,233     21,347
Interest expense...........................    11,234     18,012     20,747     19,635     18,126     13,579     13,034
Loss on early retirement of debt...........     3,163      1,286         --         --         --         --         --
                                             --------   --------   --------   --------   --------   --------   --------
(Loss) income before income taxes..........    (9,900)    (7,262)    (5,236)    (3,503)      (121)     7,654      8,313
Income tax, (benefit) expense..............    (2,397)    (2,129)      (158)        56         97      3,082      3,336
                                             --------   --------   --------   --------   --------   --------   --------
Net (loss) income..........................  $ (7,503)  $ (5,133)  $ (5,078)  $ (3,559)  $   (218)  $  4,572   $  4,977
                                             ========   ========   ========   ========   ========   ========   ========
Depreciation and amortization..............  $ 17,648   $ 23,817   $ 27,662   $ 31,978   $ 32,775   $ 24,074   $ 26,596
EBITDA(3)(4)...............................  $ 22,145   $ 35,853   $ 43,173   $ 48,110   $ 50,781   $ 45,307   $ 47,943

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                           YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                             ----------------------------------------------------   -------------------
                                               1998       1999       2000       2001       2002       2002       2003
                                             --------   --------   --------   --------   --------   --------   --------
                                                                       (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
Net cash provided by operating
  activities...............................     9,740     15,192     28,177     31,696     40,186     25,727     29,216
Net cash used in investing activities......   (62,896)   (49,441)   (31,504)   (41,511)   (38,956)   (26,754)   (29,175)
Net cash provided by (used in) financing
  activities...............................  $ 53,156   $ 34,249   $  3,327   $  9,815   $ (1,230)  $  1,027   $    (41)
Ratio of earnings to fixed charges(5)......       1.1x        --         --         --        1.0x      1.5x       1.6x
Movable medical equipment expenditures
  (including acquisitions).................  $ 42,588   $ 41,587   $ 31,158   $ 40,680   $ 37,788   $ 25,298   $ 24,303
OTHER OPERATING DATA:
Movable medical equipment (units at end of
  period)..................................    86,000    100,000    109,000    127,000    138,000    128,000    143,000
Offices (at end of period).................        50         56         60         62         65         65         68
Number of hospital customers (at end of
  period)..................................     1,850      2,325      2,545      2,625      2,770      2,720      2,850
Number of total customers (at end of
  period)..................................     4,450      4,860      5,275      5,570      5,880      5,770      5,925

                                                             AS OF DECEMBER 31,                        AS OF
                                            ----------------------------------------------------   SEPTEMBER 30,
                                              1998       1999       2000       2001       2002         2003
                                            --------   --------   --------   --------   --------   -------------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(6)........................  $  2,965   $ 11,842   $  9,833   $  8,416   $ 10,043     $ 18,654
Total assets..............................   144,221    176,736    180,070    196,214    202,136      203,195
Total debt................................   150,116    187,462    193,607    204,441    200,806      203,232
Stockholders' deficiency..................  $(35,702)  $(41,416)  $(47,319)  $(54,297)  $(55,358)    $(52,392)

---------------

(1) Represents loss on disposal of movable medical equipment (specialty beds). We generally purchase movable medical equipment only in response to customer demand. In the case of specialty beds, we purchased equipment in advance of such demand, which did not materialize.

(2) Reflects expenses, consisting primarily of legal, investment banking and severance payments incurred by us related to our recapitalization in 1998.

(3) EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. Management understands that some industry analysts and investors consider EBITDA as a supplementary non-GAAP financial measure useful in analyzing a company's ability to service debt. EBITDA, however, is not a measure of financial performance under GAAP and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity. Since EBITDA is not a measure determined in accordance with GAAP and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. EBITDA does not represent an amount of funds that is available for management's discretionary use. See note 4 for a reconciliation of net cash provided by operating activities to EBITDA.

(4) The following is a reconciliation of EBITDA to net cash provided by operating activities:

                                                                                       NINE MONTHS
                                                                                          ENDED
                                             YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                 ------------------------------------------------   -----------------
                                  1998      1999      2000      2001       2002      2002      2003
                                 -------   -------   -------   -------   --------   -------   -------
                                                        (DOLLARS IN THOUSANDS)
Net cash provided by operating
  activities...................  $ 9,740   $15,192   $28,177   $31,696   $ 40,186   $25,727   $29,216
  Changes in operating assets
    and liabilities............    1,366     4,210    (3,510)      434      4,122     7,651     6,995
  Other non-cash expenses......   (1,876)   (2,110)   (2,346)   (3,711)   (11,750)   (1,660)   (1,497)
  Current income taxes.........    1,681       549       105        56         97        10       195
  Interest expense.............   11,234    18,012    20,747    19,635     18,126    13,579    13,034
                                 -------   -------   -------   -------   --------   -------   -------
EBITDA.........................  $22,145   $35,853   $43,173   $48,110   $ 50,781   $45,307   $47,943
                                 =======   =======   =======   =======   ========   =======   =======

(5) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs. For 1999, 2000 and 2001, fixed charges exceeded earnings by $5.9 million, $5.2 million and $3.5 million, respectively.

(6) Represents total current assets (excluding cash and cash equivalents) less total current liabilities, excluding current portion of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this prospectus.

OVERVIEW

     We are a leading, nationwide provider of medical equipment outsourcing and services to the health care industry, including national, regional and local acute care hospitals and alternate site providers, such as nursing homes and home care providers. We service customers across the spectrum of the equipment life cycle as a result of our position as the industry's largest purchaser, outsourcer and reseller of movable medical equipment. Our diverse customer base includes more than 2,800 acute care hospitals and approximately 3,100 alternate site providers. We also have extensive and long-standing relationships with over 300 major medical equipment manufacturers and the nation's largest GPOs and IDNs. Our service offerings fall into three general categories: Medical Equipment Outsourcing, Technical and Professional Services, and Medical Equipment Sales, Remarketing and Disposables. All of our services leverage our nationwide logistics network and our more than 60 years of experience managing and servicing all aspects of movable medical equipment. These services are paid for by our customers and not through reimbursement from governmental or other third-party payors.

CRITICAL ACCOUNTING POLICIES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases these estimates on historical experience and other assumptions believed to be reasonable under the circumstances. However, actual results could differ from these estimates. Management believes the critical accounting policies and areas that require more significant judgments and estimates used in the preparation of our consolidated financial statements to be:

     - Useful lives assigned to long-lived and intangible assets;

     - Recoverability of long-lived and intangible assets, including goodwill;

     - Allowance for doubtful accounts; and

     - Various commitments and contingencies.

     Depreciation and amortization are recognized using the straight-line method over the estimated useful life of the long-lived asset and intangible asset. We estimate useful lives based on historical data and industry trends. We periodically reassess the estimated useful lives of our long-lived and intangible assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in the earnings and potentially require us to record an impairment charge.

     We review long-lived and intangible assets, including goodwill, for impairment annually, or at any time events or circumstances indicate that the carrying value of such assets may not be fully recoverable. For long-lived assets and amortizable intangible assets, an impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use of the assets compared to its carrying value. For goodwill, an impairment is evaluated based on the fair value of our entire company. Currently, we have identified one reporting unit when we test for goodwill impairment because that is where we believe goodwill naturally resides. If an impairment is recognized, the carrying value of the impaired asset is reduced to its fair value based on discounted estimated future cash flows. For goodwill, an impairment is evaluated based on the fair value of our entire company.

     We estimate the allowance for doubtful accounts considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by us on the condition and the current creditworthiness of our customers. If the financial conditions of our customers were to deteriorate and affect the ability of our customers to make payments on their accounts, we may be required to increase our allowance by recording additional bad debt expense. Likewise, should the financial condition of our customers improve and result in payments or settlements of previously reserved amounts, we may be required to record a reduction in bad debt expense to reverse the recorded allowance.

     In the normal course of business, we make estimates of potential future loss accruals related to legal, tax, self-insurance medical and pension matters. These accruals require the use of management's judgment on the outcome of various issues. Management's estimates for these items are based on the best available evidence but due to changes in facts and circumstances, the ultimate outcomes of these accruals could be different than management estimates.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002

     The following table provides information on the percentages of certain items of selected financial data compared to total revenues and also indicates the percentage increase or decrease of this information over the prior comparable period:

                                                              PERCENTAGE OF
                                                                  TOTAL
                                                                 REVENUES
                                                              --------------
                                                               NINE MONTHS
                                                                  ENDED
                                                              SEPTEMBER 30,    PERCENTAGE
                                                              --------------    INCREASE
                                                              2003     2002    (DECREASE)
                                                              -----    -----   ----------
Revenues:
  Medical equipment outsourcing.............................   82.2%    85.0%      7.0%
  Sales of supplies and equipment and other.................    9.3      7.9      29.2
  Service...................................................    8.5      7.1      31.8
                                                              -----    -----      ----
     Total revenues.........................................  100.0    100.0      10.5
Costs of medical equipment outsourcing, sales and service:
  Cost of medical equipment outsourcing and service.........   30.1     29.0      14.5
  Movable medical equipment depreciation....................   18.9     18.9      10.8
  Cost of supplies and equipment sales......................    6.3      5.6      24.5
                                                              -----    -----      ----
     Total costs of medical equipment outsourcing, sales and
       service..............................................   55.3     53.5      14.2
                                                              -----    -----      ----
Gross profit................................................   44.7     46.5       6.3
Selling, general and administrative.........................   27.8     27.9      10.2
                                                              -----    -----      ----
Operating income............................................   16.9     18.6       0.5
Interest expense............................................   10.3     11.9      (4.0)
                                                              -----    -----      ----
Income before income taxes..................................    6.6      6.7       8.6
Provision for income taxes..................................    2.6      2.7       8.2
                                                              -----    -----      ----
Net income..................................................    4.0%     4.0%      8.9%

     MEDICAL EQUIPMENT OUTSOURCING. Medical equipment outsourcing revenues for the nine months ended September 30, 2003 were $103.9 million, representing a $6.8 million, or 7.0%, increase from medical equipment outsourcing revenues of $97.1 million for the same period of 2002.

The outsourcing revenue growth resulted from increased AMPP revenue of $960,000 and growth from existing customers.

     SALES OF SUPPLIES AND EQUIPMENT AND OTHER. Sales of supplies and equipment and other revenues for the nine months ended September 30, 2003 were $11.7 million, representing a $2.6 million, or 29.2%, increase from sales of supplies and equipment and other revenues of $9.1 million for the same period of 2002. The increase in sales revenue is due to a growth in remarketing equipment and specialty sales of $3.3 million, offset by a reduction in disposable sales of $725,000.

     SERVICE. Service revenues for the nine months ended September 30, 2003 were $10.7 million, representing a $2.5 million, or 31.8%, increase from service revenues of $8.2 million for the same period of 2002. The growth in service revenue is due to an increase of $1.9 million in our Technical and Professional Service revenue combined with the $720,000 revenue growth in our Equipment Lifecycle Services, or ELS, programs.

     COST OF MEDICAL EQUIPMENT OUTSOURCING AND SERVICE. Cost of medical equipment outsourcing and service for the nine months ended September 30, 2003 was $38.0 million, representing a $4.8 million, or 14.5%, increase from cost of medical equipment outsourcing and service of $33.2 million for the same period of 2002. For the nine months ended September 30, 2003, cost of medical equipment outsourcing and service as a percentage of medical equipment outsourcing and service revenues increased to 33.1% from 31.5% for the same period of 2002. The year to date increase is due to $2.7 million in personnel and repair part expenses related to growing our service business, $1.3 million for district and AMPP support personnel, $300,000 for utilities and facility rent, $140,000 in expenses related to growth in our ELS business, $130,000 for movable medical equipment processing costs, $100,000 for gasoline and delivery vehicle costs and other costs incurred to generate revenue growth.

     MOVABLE MEDICAL EQUIPMENT DEPRECIATION. Movable medical equipment depreciation for the nine months ended September 30, 2003 was $23.9 million, representing a $2.3 million, or 10.8%, increase from movable medical equipment depreciation of $21.6 million for the same period of 2002. This increase was a result of movable medical equipment purchases. For the nine months ended September 30, 2003 and 2002, movable medical equipment depreciation as a percentage of equipment outsourcing increased to 23.0% from 22.2% for the same period of 2002.

     GROSS PROFIT. Total gross profit for the nine months ended September 30, 2003 was $56.5 million, representing a $3.3 million, or 6.3%, increase from gross profit of $53.2 million for the same period of 2002. For the nine months ended September 30, 2003, total gross profit, as a percentage of total revenues, decreased to 44.7% from 46.5% for the same period of 2002. The decrease in gross profit as a percentage of total revenue for the nine months is due to the growth in our lower margin businesses of Technical and Professional Services and Medical Equipment Sales, Remarketing and Disposables and the increased costs previously discussed.

     Gross profit on sales of supplies and equipment and other for the nine months ended September 30, 2003 increased to 32.1% from 29.5% for the same period of 2002. This increase is a result of the strategic focus on the Medical Equipment Sales, Remarketing and Disposables portion of our business.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the nine months ended September 30, 2003 were $35.2 million, representing a $3.3 million, or 10.2%, increase from selling, general and administrative expenses of $31.9 million for the same period of 2002. The increase was primarily due to additional costs of employee incentive and 401(k) plans of $1.0 million, increased customer service and support costs of $1.0 million, expenses associated with technology maintenance and communications of $440,000, business licenses and taxes of $285,000, costs associated with terminating our specialty bariatric and enclosure beds relationships of $200,000, increase in marketing costs of $260,000 and increased salaries associated with the hiring of a CEO and expansion of the senior management and information service teams offset by a decrease in pension expense of $450,000. Selling, general and administrative expenses as a percentage of total revenue for the nine months ended September 30, 2003 decreased slightly to 27.8% from 27.9%.

     INTEREST EXPENSE. Interest expense for the nine months ended September 30, 2003 was $13.0 million, representing a $600,000, or 4.0%, decrease from interest expenses of $13.6 million for the same period of 2002. This decrease primarily reflects a reduced effective interest rate for our former revolving credit facility as well as decreased borrowings. Average borrowings decreased for the nine months ended September 30, 2003 to $204.5 million from $206.5 million for the same period of 2002.

     INCOME TAXES. Our effective income tax rate for the nine months ended September 30, 2003 was 40.1%, higher than the statutory federal income tax rate of 34.0%, primarily due to state taxes.

     NET INCOME. We earned net income for the nine months ended September 30, 2003 of $5.0 million, representing a $400,000 increase from net income of $4.6 million in the same period of 2002. The increase is a result of revenue growth combined with reduced interest expense and a higher gross margin on the sales of supplies and equipment.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

     The following table provides information on the percentages of certain items of selected financial data compared to total revenues and also indicates the percentage increase or decrease of this information over the prior comparable period.

                                    PERCENTAGE OF
                                   TOTAL REVENUES
                                ---------------------    PERCENTAGE INCREASE (DECREASE)
                                     YEARS ENDED        ---------------------------------
                                    DECEMBER 31,        YEAR ENDED 2002   YEAR ENDED 2001
                                ---------------------        OVER              OVER
                                2002    2001    2000    YEAR ENDED 2001   YEAR ENDED 2000
                                -----   -----   -----   ---------------   ---------------
Revenues:
  Medical equipment
     outsourcing..............   85.0%   88.3%   88.7%        17.8%             18.0%
  Sales of supplies and
     equipment, and other.....    7.7     9.0    10.1          5.2               5.0
  Service.....................    7.3     2.7     1.2        227.0             177.3
                                -----   -----   -----        -----             -----
     Total revenues...........  100.0   100.0   100.0         22.4              18.5
Cost of outsourcing and sales:
  Cost of equipment
     outsourcing..............   29.2    26.7    24.6         33.8              28.7
  Movable medical equipment
     depreciation.............   19.2    21.0    21.1         11.4              18.1
  Cost of supplies and
     equipment sales..........    5.3     6.3     7.7          4.9              (3.6)
                                -----   -----   -----        -----             -----
Gross profit..................   46.3    46.0    46.6         23.2              17.0
Selling, general and
  administrative:
  Stock compensation and
     severance expenses.......    6.6     1.3      --
  Terminated initial public
     offering expenses........     --     1.0      --
  Other selling, general and
     administrative...........   28.0    30.9    32.0         10.9              14.7
                                -----   -----   -----        -----             -----
     Total selling, general
       and administrative.....   34.6    33.2    32.0         27.7              22.9
Interest expense..............   11.7    15.6    19.5         (7.7)             (5.4)
                                -----   -----   -----        -----             -----
Loss before income taxes......    0.0    (2.8)   (4.9)
                                -----   -----   -----        -----             -----
Income taxes..................    0.0     0.0    (0.1)
                                -----   -----   -----        -----             -----
Net loss......................    0.0%   (2.8)%  (4.8)%           %                 %
                                =====   =====   =====        =====             =====

     MEDICAL EQUIPMENT OUTSOURCING REVENUES. Medical Equipment Outsourcing revenues for the year ended December 31, 2002 were $130.7 million, representing a $19.8 million, or 17.8%, increase from outsourcing revenues of $110.9 million for the same period of 2001. Penetration of existing customers, an increase in total customers by 5.6%, and the Narco Medical Services, Inc. acquisition in late 2001 accounted for the growth in total revenues.

     SALES OF SUPPLIES AND EQUIPMENT AND SERVICE. Sales of supplies and equipment, and service for the year ended December 31, 2002 were $23.0 million, representing an $8.3 million, or 56.8%, increase from sales of supplies and equipment, and service of $14.7 million for the same period of 2001. Of this increase, $6.4 million is attributable to the service revenue generated from the Narco Medical Services, Inc. acquisition in October 2001 and $1.3 million relates to our increased focus on providing additional services to our existing customers. Sales of new and used equipment contributed to remaining overall growth in revenue.

     COST OF EQUIPMENT OUTSOURCING. Cost of equipment outsourcing for the year ended December 31, 2002 was $39.3 million, representing a $5.7 million, or 17.0%, increase from cost of equipment outsourcing of $33.6 million for the same period of 2001. This increase was the result of delivery expenses for payroll, insurance, leases and gasoline of $2.2 million, equipment repair and maintenance related expenses of $2.0 million, additional district support personnel costs of $0.8 million, increased rent expense from new office openings of $0.4 million, and other costs incurred to generate revenue growth. For 2002, cost of equipment outsourcing, as a percentage of equipment outsourcing revenues, decreased to 30.0% from 30.3% for the same period of 2001.

     MOVABLE MEDICAL EQUIPMENT DEPRECIATION. Movable medical equipment depreciation for the year ended December 31, 2002 was $29.5 million, representing a $3.1 million, or 11.4%, increase from movable medical equipment depreciation of $26.4 million for the same period of 2001. This increase was a result of movable medical equipment additions of $37.8 million in 2002. For the year 2002, movable medical equipment depreciation, as a percentage of equipment outsourcing revenues, decreased to 22.5% from 23.8% for the same period of 2001.

     GROSS PROFIT. Total gross profit for the year ended December 31, 2002 was $71.2 million, representing a $13.4 million, or 23.2%, increase from total gross profit of $57.8 million for the same period of 2001. For the year of 2002, total gross profit, as a percentage of total revenues, increased to 46.3% from 46.0% for the same period of 2001. The increase in gross profit was due to outsourcing revenue growth offset by the increase in cost of equipment outsourcing discussed above.

     Gross profit on equipment outsourcing revenue represents equipment outsourcing revenues reduced by the cost of equipment outsourcing and movable medical equipment depreciation. Gross profit on outsourcing revenue for the year of 2002 increased to 47.4% from 45.9% for the same period of 2001. Gross profit margin improved as a result of depreciation expense as a percent of outsourcing revenue decreasing from 23.8% to 22.5%.

     Gross margin on sales of supplies and equipment, and service for the year of 2002 decreased to 39.8% from 46.6% for the same period of 2001. The decrease is a result of the product mix associated with the Narco Medical Services, Inc. acquisition in late 2001.

     OTHER SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Other selling, general and administrative expenses for the year ended December 31, 2002 were $43.0 million, representing a $4.2 million, or 10.8%, increase from $38.8 million for the same period of 2001. The increase consists of $2.0 million for the addition of two departments to support specific growth initiatives, $1.7 million relating to the hiring of additional staff for customer service and support, $1.3 million for general, medical and workers compensation insurance expenses, $0.8 million associated with hiring several executive managers, increased pension costs of $0.3 million, costs related to maintaining and improving company computer technologies of $0.5 million, offset by the elimination of goodwill amortization expense due to a change in accounting practice of $2.6 million as well as a reduction in bad debt expense of $0.8 million along with other increases to support the continued growth of the business. Selling, general and administrative expenses as a percentage of total revenue decreased to 28.0% from 30.9% for the same period of 2001 as a result of increased efficiencies.

     We recorded a $10.1 million pretax charge in 2002 related to severance and non-cash stock compensation expenses associated with extension of the term of outstanding stock options for an executive and three departed executives. Of the $10.1 million total pretax charge, $9.4 million is non-cash stock compensation expense. The severance and non-cash stock compensation expense totals $6.5 million on an after tax basis. Additional retirement benefits were $1.6 million for 2001, inclusive of $1.2 million of non-cash stock compensation primarily related to the extension of existing stock options to a retiring employee below the estimated fair market value.

     In July 2001, we filed a registration statement relating to an initial public offering of our common stock. In the fourth quarter of 2001, we withdrew the registration statement as a result of the September 11 attacks and their impact on the initial public offering market. In connection with the filing of the registration statement, we incurred expenses of $1.2 million.

     INTEREST EXPENSE. Interest expense for the year ended December 31, 2002 was $18.1 million, representing a $1.5 million, or 7.7%, decrease from interest expense of $19.6 million for the same period of 2001. This decrease primarily reflects lower interest rates in 2002 over 2001 offset by an increase in average borrowings outstanding. Average borrowings increased from $200.8 million for the year of 2001 to $206.0 million for the year of 2002.

     INCOME TAXES. Tax expense for 2002 consisted of minimum state taxes. We did not have any federal tax or benefit for the year, as net operating losses generated for 2002 were offset by a valuation allowance.

     NET LOSS. We incurred a net loss of $0.2 million in 2002, representing a $3.4 million, or 93.4%, decrease from a net loss of $3.6 million in 2001. The current year net loss relates primarily to the stock compensation and severance expenses (see "Other Selling, General and Administrative Expenses" above). The after tax impact of severance and non-cash stock compensation was $6.5 million.

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

     EQUIPMENT OUTSOURCING REVENUES. Equipment outsourcing revenues for the year ended December 31, 2001 were $110.9 million, representing a $16.9 million, or 18.0%, increase from outsourcing revenues of $94.0 million for the same period of 2000. The equipment outsourcing revenue increase resulted from growth in our customer base, increase in customer demand, the addition of six new AMPP accounts and the acquisition of Narco Medical Services, Inc. in October 2001.

     SALES OF SUPPLIES AND EQUIPMENT AND SERVICE. Sales of supplies and equipment, and service for the year ended December 31, 2001 were $14.7 million, representing a $2.7 million, or 22.7%, increase from sales of supplies and equipment, and service of $12.0 million for the same period of 2000. This increase was mainly attributable to the service revenue generated as a result of the acquisition of Narco Medical Services, Inc. on October 25, 2001. Overall, sales of disposables were consistent with the prior year.

     COST OF EQUIPMENT OUTSOURCING. Cost of equipment outsourcing for the year ended December 31, 2001 was $33.6 million, representing a $7.5 million, or 28.7%, increase from cost of equipment outsourcing of $26.1 million for the same period of 2000. For the year of 2001, cost of equipment outsourcing, as a percentage of equipment outsourcing revenues, increased to 30.3% from 27.7% for the same period of 2000. This increase was the result of increased equipment repair related expenses, increased rent expense from new office openings, new vehicle leases for delivery of equipment, AMPP support personnel added during the year and other costs incurred to generate revenue growth.

     MOVABLE MEDICAL EQUIPMENT DEPRECIATION. Movable medical equipment depreciation for the year ended December 31, 2001 was $26.4 million, representing a $4.0 million, or 18.1%, increase from movable medical equipment depreciation of $22.4 million for the same period of 2000. This increase was a result of current year movable medical equipment additions of $40.7 million. For the years 2001 and 2000, movable medical equipment depreciation, as a percentage of equipment outsourcing revenues, remained constant at 23.8%.

     GROSS PROFIT. Total gross profit for the year ended December 31, 2001 was $57.8 million, representing an $8.4 million, or 17.0%, increase from total gross profit of $49.4 million for the same period of 2000. For the year of 2001, total gross profit, as a percentage of total revenues, decreased to 46.0% from 46.6% for the same period of 2000. The decrease in gross profit margin is due to outsourcing revenue growth offset by the increase in cost of equipment outsourcing percentage discussed above.

     Gross profit on equipment outsourcing revenue represents equipment outsourcing revenues reduced by the cost of equipment outsourcing and movable medical equipment depreciation. Gross profit on outsourcing revenue for the year of 2001 decreased to 45.9% from 48.4% for the same period of 2000. This decrease was due to the cost of equipment outsourcing growing faster than equipment outsourcing revenues.

     Gross margin on sales of supplies and equipment, and other for the year of 2001 increased to 46.6% from 32.0% for the same period of 2000. This is a result of increased emphasis on higher margin sales and increased service revenue, as discussed above.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 2001 were $38.8 million, representing a $4.9 million, or 14.7%, increase from $33.9 million for the same period of 2000. The increase for the year is the result of incentive payouts due to above target performance, employee salaries and benefits, higher medical and workers compensation insurance expenses and increased pension costs. Selling, general and administrative expenses as a percentage of total revenue decreased to 30.9% from 32.0% for the same period of 2000 as a result of total revenues growing faster than selling, general and administrative expenses.

     Additional retirement benefits were $1.6 million for 2001, inclusive of $1.2 million of non-cash stock compensation primarily related to the granting of stock options to a retiring employee below the estimated fair market value.

     The aggregate expenses related to the filing of our registration statement in 2001 were $1.2 million. In the fourth quarter of 2001, we terminated such offering.

     INTEREST EXPENSE. Interest expense for the year ended December 31, 2001 was $19.6 million, representing a $1.1 million, or 5.4%, decrease from interest expense of $20.7 million for the same period of 2000. This decrease primarily reflects lower interest rates in 2001 over 2000 partially offset by an increase in debt. Average borrowings increased from $195.3 million for the year of 2000 to $200.8 million for the year of 2001.

     INCOME TAXES. Our effective income tax rate for 2001 was 1.6% compared to a statutory federal income tax rate of 34.0%. Tax expense for 2001 consists of minimum state taxes. We did not have any federal tax or benefit for the year, as net operating losses generated for 2001 were fully offset by a valuation allowance.

     NET LOSS. We incurred a net loss of $3.6 million in 2001, representing a $1.5 million, or 30.0%, decrease from a net loss of $5.1 million in 2000. The current year net loss primarily reflects interest expense related to our debt service obligations, the additional retirement benefits and the terminated initial public stock offering expenses.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity are expected to be cash flows from operating activities and borrowings under our new senior secured credit facility. It is anticipated that our principal uses of liquidity will be to fund capital expenditures related to purchases of movable medical equipment, provide working capital, meet debt service requirements and finance our strategic plans.

     We require substantial cash to operate our Medical Equipment Outsourcing programs and service our debt. Our outsourcing programs require us to invest a significant amount of cash in movable medical equipment purchases. To the extent that such expenditures cannot be funded from our operating cash flow, borrowings under our new senior secured credit facility or other financing sources, we may not be able to conduct our business or grow as currently planned. We currently expect that over the next 12 months, we will invest approximately $38 million to $45 million in new equipment. See "Risk Factors -- We will require substantial cash to operate and expand our business as planned and we have had a history of net losses."

     The following table sets forth selected historical information regarding our cash flows:

                                                                             NINE MONTHS
                                                                                ENDED
                                           YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                        ------------------------------   -------------------
                                          2000       2001       2002       2002       2003
                                        --------   --------   --------   --------   --------
                                                           (IN THOUSANDS)
Net cash provided by operating
  activities..........................  $ 28,177   $ 31,696   $ 40,186   $ 25,727   $ 29,216
Net cash used in investing
  activities..........................   (31,504)   (41,511)   (38,956)   (26,754)   (29,175)
Net cash (used in) provided by
  financing activities................     3,327      9,815     (1,230)     1,027        (41)

     Net cash provided by operating activities during the nine months ended September 30, 2003 was $29.2 million, compared to $25.7 million in the same period in 2002. This increase was primarily attributable to increased net income and depreciation and lower growth in working capital. Net cash used in investing activities during the nine months ended September 30, 2003 was $29.2 million, compared to $26.8 million in the same period in 2002. This increase was primarily attributable to an increase in capital expenditures for movable medical equipment. Net cash used in financing activities during the nine months ended September 30, 2003 was $0.0 million, compared to $1.0 million in the same period in 2002. This decrease was primarily attributable to reductions in debt.

     Net cash provided by operating activities was $40.2 million in 2002, compared to $31.7 million in 2001. This increase was primarily attributable to a reduction in net loss, partially offset by a decrease in accounts payable. Net cash used in investing activities in 2002 was $39.0 million, compared to $41.5 million in 2001. This decrease was primarily due to higher capital expenditures associated with our acquisition of Narco Medical Services, Inc. in 2001, partially offset by higher capital expenditures for movable medical equipment in 2002. Net cash used in financing activities was $1.2 million in 2002, compared to $9.8 million in net cash provided by financing activities in 2001. This decrease was primarily due to reductions in debt due to strong cash flows, and borrowings to finance our acquisition of Narco Medical Services, Inc. in 2001.

     Net cash provided by operating activities during 2001 was $31.7 million, compared to $28.2 million in 2000. This increase was primarily attributable to a reduction in net loss and an increase in accounts payable, partially offset by an increase in accounts receivable. Net cash used in investing activities during 2001 was $41.5 million, compared to $31.5 million in 2000. This increase was primarily attributable to higher capital expenditures for movable medical equipment and our acquisition of Narco Medical Services, Inc. in 2001. Net cash provided by financing activities was $9.8 million in 2001, compared to $3.3 million in 2000. This increase was primarily attributable to increased borrowings to finance our acquisition of Narco Medical Services, Inc. in 2001.

     Concurrently with the closing of the offering, on October 17, 2003, and as a condition thereof, we entered into our new senior secured credit facility. Our new senior secured credit facility provides us with up to $100 million in available revolving borrowings, subject to borrowing base availability. We borrowed $11.0 million of such amount at the closing of the offering. Our new credit facility contains financial covenants and maintenance tests, including a total leverage ratio test, an interest coverage ratio test and a senior leverage ratio test, and restrictive covenants, including restrictions on our ability to make capital expenditures. See "Description of New Senior Secured Credit Facility."

     Our new senior secured credit facility is secured by substantially all of our assets and the assets of some of our future subsidiaries, if any, and by a pledge of all of the capital stock of some of our future subsidiaries, if any.

     On October 17, 2003, we terminated our former revolving credit facility prior to the closing of our new senior secured credit facility. For more information regarding our new senior secured credit facility, see "Description of New Senior Secured Credit Facility."

CONTRACTUAL OBLIGATIONS

     The following is a summary, on a pro forma basis, as of September 30, 2003, of our future contractual obligations (in thousands):

CONTRACTUAL
OBLIGATIONS                                      2003      2004      2005      2006      2007     THEREAFTER    TOTAL
-----------                                     -------   -------   -------   -------   -------   ----------   --------
Long-term debt................................  $   118   $   312   $   312   $    --   $    --    $260,000    $260,742
Interest on senior notes......................    5,338    26,325    26,325    26,325    26,325      99,962     210,600
Other long-term obligations...................      883     2,699     1,909     1,340       754         626       8,211
                                                -------   -------   -------   -------   -------    --------    --------
Total contractual obligations.................  $ 6,339   $29,336   $28,546   $27,665   $27,079    $360,588    $479,553
                                                =======   =======   =======   =======   =======    ========    ========

     Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our new senior secured credit facility will be adequate to meet our future operating liquidity needs for at least the next few years. Our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule and future borrowings may not be available to us under our new senior secured credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. See "Risk Factors -- Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes."

     Our expansion and acquisition strategy may require substantial capital, sufficient funding for such acquisitions may not be available under our existing revolving credit facility, and may not be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all.

EBITDA

     EBITDA for the nine months ended September 30, 2003 was $47.9 million, representing a $2.6 million, or 5.8%, increase from $45.3 million for the same period of 2002. EBITDA for the year ended December 31, 2002 was $50.8 million, representing a $2.7 million, or 5.5%, increase from $48.1 million for the year ended December 31, 2001. EBITDA as a percentage of total revenue for the year ended December 31, 2002 decreased to 33.0% from 38.3% for the year ended December 31, 2001 primarily as a result of the $10.1 million stock compensation and severance charges incurred. EBITDA for the year ended December 31, 2001 was $48.1 million, representing a $4.9 million, or 11.4%, increase from $43.2 million for the year ended December 31, 2000. EBITDA as a percentage of total revenues for the year ended December 31, 2001 decreased to 38.3% from 40.7% for the year ended December 31, 2000 primarily as a result of the additional retirement benefits and terminated initial public offering expenses.

     EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. Management understands that some industry analysts and investors consider EBITDA as a supplementary non-GAAP financial measure useful in analyzing a company's ability to service debt. EBITDA, however, is not a measure of financial performance under GAAP and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity. Since EBITDA is not a measure determined in accordance with GAAP and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. EBITDA does not represent an amount of funds that is available for management's discretionary use.

     For a reconciliation of EBITDA to net cash provided by operating activities, see note 4 under each of "Prospectus Summary -- Summary Historical and Pro Forma Financial Data" and "Selected Historical Financial Data."

     The following table sets forth certain of our additional financial information:

                                                                               NINE MONTHS
                                                                                  ENDED
                                           YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                   ----------------------------------------   --------------
                                    1998    1999    2000    2001     2002     2002     2003
                                   ------   -----   ----   ------   -------   -----    -----
                                                    (DOLLARS IN THOUSANDS)
Loss on equipment disposals(a)...  $2,866   $  --   $ --   $   --   $    --   $ --     $ --
Stock compensation and
  severance(b)...................      --      --     --    1,553    10,099     --       --
Terminated IPO expenses(c).......      --      --     --    1,241        --     --       --
1998 recapitalization costs(d)...   5,099      --     --       --        --     --       --
Fees and adjustments(e) and
  service........................     207    (552)   700      292       313    239      233
                                   ======   =====   ====   ======   =======   ====     ====

---------------

(a) Represents loss on disposal of movable medical equipment (specialty beds). We generally purchase movable medical equipment only in response to customer demand. In the case of specialty beds, we purchased equipment in advance of such demand, which did not materialize.

(b) We recorded a $10.1 million charge in 2002 related to severance and non-cash stock compensation expenses associated with extension of the terms of outstanding stock options for an executive and three departed executives. Of the $10.1 million total charge, $9.4 million was non-cash stock compensation expense. Stock compensation and severance was $1.6 million for 2001, inclusive of $1.2 million of non-cash stock compensation primarily related to the extension of existing stock options to a retiring employee.

(c) In July 2001, we filed a registration statement relating to a proposed initial public offering of our common stock. In the fourth quarter of 2001, we withdrew the registration statement as a result of the September 11 attacks and their impact on the initial public offering market. In connection with the filing of the registration statement, we incurred expenses of $1.2 million.

(d) Reflects expenses, consisting primarily of legal, investment banking and severance payments incurred by us related to our recapitalization in 1998.

(e) Reflects (i) management fees paid to an affiliate of our majority stockholder totaling $207,000, $294,000, $286,000, $292,000 and $313,000 for
    the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively, and $239,000 and $233,000 for the nine months ended September 30, 2002 and 2003, respectively; (ii) an $846,000 gain from the one time sale of equipment in the year ended December 31, 1999; and (iii) legal fees related to an employee settlement of $414,000 for the year ended December 31, 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary exposure to market risk is interest rate risk associated with our debt instruments. We use both fixed and variable rate debt as sources of financing. At September 30, 2003, we had approximately $203.2 million of total debt outstanding, net of unamortized discount, of which $70.3 million was bearing interest at variable rates approximating 3.7%. A 2.0% change in interest rates on variable rate debt would have resulted in interest expense fluctuating approximately $696,000 and $1.1 million for the first nine months of 2003 and 2002, respectively. As of September 30, 2003, we had no other significant material exposure to market risk.

     On a pro forma basis, at September 30, 2003, we would have had $274.7 million of total debt outstanding of which $14.0 million would have been bearing interest at variable rates approximating 3.7%. A 2.0% change in interest rates on variable rate debt would have resulted in interest expense fluctuating approximately $280,000 for the twelve months ended September 30, 2003, on a pro forma basis.

     We have not, and do not plan to, enter into any derivative financial instruments for trading or speculative purposes. Historically, we have not engaged in hedging activities, and have no current intention to do so.

SEASONALITY

     Quarterly operating results are typically affected by seasonal factors. Historically, our first and fourth quarters are the strongest, reflecting increased hospital utilization during the fall and winter months.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations" requiring the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of the provisions of this statement did not affect our financial statements.

     In October 2001, the FASB board issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. Effective January 1, 2002, we adopted the provisions of SFAS No. 144, which had no impact on our financial statements.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This statement was to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Effective January 1, 2003, we adopted the provisions of SFAS 146, which had no impact on our financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition and initial measurement provisions of FIN 45 were effective for any guarantees that were issued or modified after December 31, 2002. The disclosure requirements of this interpretation were effective for us on December 31, 2002. The adoption of this statement did not have a material effect on our financial statements.

     In January 2003, the FASB issued FIN 46 as amended by FIN 46 R, "Consolidation of Variable Interest Entities- an Interpretation of ARB No. 51." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 R applies immediately to entities created after December 31, 2003 and for entities created before December 31, 2003 is effective at the beginning of the first interim reporting beginning after December 15, 2004. We do not believe that the adoption of FIN 46 R will have a material effect on our financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation -- Transition and Disclosure -- as Amendment to FAS 123." SFAS 148 provides two additional transition methods for entities that adopt the preferable fair value based method of accounting for stock based compensation. In addition, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendments to SFAS No. 123, which provide for additional transition methods are effective for periods beginning after December 15, 2002. The transition methods were not applicable to us as we continue to account for stock options using the intrinsic value method. We adopted the additional disclosure provisions of this statement in the first quarter of 2003.

     In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have a material impact on our financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. Otherwise, it is effective on July 1, 2003. We do not believe that the adoption of SFAS No. 150 will have a material effect on our financial position or results of operations.

                                    BUSINESS

OUR COMPANY

     We are a leading, nationwide provider of medical equipment outsourcing and services to the health care industry, including national, regional and local acute care hospitals and alternate site providers, such as nursing homes and home care providers. We service customers across the spectrum of the equipment life cycle as a result of our position as the industry's largest purchaser, outsourcer and reseller of movable medical equipment. Our diverse customer base includes more than 2,800 acute care hospitals and approximately 3,100 alternate site providers. We also have extensive and long-standing relationships with over 300 major medical equipment manufacturers and the nation's largest GPOs and IDNs. Our service offerings fall into three general categories: Medical Equipment Outsourcing, Technical and Professional Services, and Medical Equipment Sales, Remarketing and Disposables. All of our services leverage our nationwide logistics network and our more than 60 years of experience managing and servicing all aspects of movable medical equipment. These services are paid for by our customers and not through reimbursement from governmental or other third-party payors.

MEDICAL EQUIPMENT OUTSOURCING

     Our flagship business is our Medical Equipment Outsourcing unit, which accounted for $137.5 million, or approximately 82.9%, of our revenues for the twelve months ended September 30, 2003. Our outsourcing revenues grew at a 20.7% annual rate from 1998 to 2002. We own approximately 143,000 pieces of movable medical equipment in four primary categories: critical care, respiratory therapy, monitoring and newborn care.

     Our outsourcing programs include the following range of services:

     - SUPPLEMENTAL AND PEAK NEEDS USAGE. One of our basic outsourcing programs is providing equipment to our customers on a supplemental or peak needs basis. A number of our customers have traditionally owned only the amounts and types of equipment necessary to service their usual and customary bed census and range of treatment offerings. When our customers experience a census increase or require equipment for less common treatments, they rely on us to fulfill many of their equipment needs, often within 24 hours or less of receiving their call or request;

     - LONG-TERM/EXCLUSIVE OUTSOURCING AGREEMENTS. We also offer our customers the opportunity to obtain movable medical equipment through a long-term or exclusive outsourcing agreement. By executing a long-term outsourcing agreement, our customers are able to secure the availability of an identified pool of patient-ready equipment, delivered to their facility upon demand, and to pay for it on a daily, weekly, monthly or a Pay-Per-Use(TM) basis. We provide a number of value-added services for our long-term and exclusive customers, such as acquisition consulting, utilization studies and disposition of obsolete equipment, as well as access to our proprietary software and technology tools to manage our customers' equipment. We also provide customers with the flexibility to upgrade their equipment as technology changes; and

     - ASSET MANAGEMENT PARTNERSHIP OR "IN-HOUSE" PROGRAMS. Our asset management partnership program (AMPP) or "in-house" program provides our customers with the ability to completely outsource the responsibilities and costs of effectively managing their movable medical equipment. For our AMPP customers, we place our employees experienced in equipment management at the customer's site. We integrate our equipment management process and technology tools into our customers' day-to-day operations to manage the utilization of equipment within our customers' facilities. We assume full responsibility for delivering equipment to the areas needed, removing equipment no longer in use and cleaning equipment between every patient use. Our highly skilled and trained equipment technicians maintain and service our AMPP customers' equipment to our standards. They also perform required training and "in service" sessions to keep our customers' staffs fully trained and knowledgeable about the use and operation of key equipment.

     Our medical equipment programs enable health care providers to replace the fixed costs of owning and/or leasing medical equipment with variable costs that are more closely related to their revenues and current equipment needs. The increased flexibility and services provided to our customers allows them to access our extensive data and expertise on the cost, performance, features and functions of all major items of medical equipment; increase productivity of available equipment; reduce maintenance and management costs through use of our dedicated and knowledgeable outsourcing staff and technology; increase the productivity and satisfaction of their nursing staff by allowing them to focus on primary patient care responsibilities; reduce equipment obsolescence risk; and facilitate compliance with regulatory and record keeping requirements and manufacturers' specifications on tracking and maintenance of medical equipment.

     From 1998 to 2002, we increased our annual revenues per customer from approximately $15,000 to approximately $26,000, reflecting our ability to expand our service offerings with our customers, as well as increase their satisfaction with our overall services. We currently provide outsourcing services to a wide spectrum of acute care hospitals in the United States, including such premier institutions as UCLA Medical Center, Brigham and Women's Hospital, Johns Hopkins Medical Center, Baylor University and Kansas University Medical Center. We have contracts in place with several of the leading national GPOs for both the acute care and alternate site markets, including Premier Technology Management L.L.C., Novation, LLC, MedAssets HSCA, Inc. and Amerinet, Inc. We also have agreements with national alternate site providers, including Omnicare, Inc., Apria Healthcare Group Inc. and Beverly Enterprises, Inc. We expect much of our anticipated future growth to be driven by our customers outsourcing more of their equipment needs and taking advantage of our expanded offering of one-stop services.

TECHNICAL AND PROFESSIONAL SERVICES

     Our more than 60 years of experience managing and servicing our own fleet of movable medical equipment has allowed us to extend our offerings to include technical and professional services for equipment owned by both health care providers and manufacturers. We provide medical equipment repair, inspection, preventative maintenance, logistic and consulting services through our nationwide network of more than 175 technicians and professionals, as well as our nationwide network of district offices and service centers. Our technicians are trained and certified on an ongoing basis directly by equipment manufacturers to enable them to be skilled in servicing a wide spectrum of medical equipment. These services, which accounted for $13.8 million, or approximately 8.3%, of our revenues for the twelve months ended September 30, 2003, allow us to leverage our extensive expertise and national network of facilities and trained professionals. Our technicians are required and encouraged to maintain current certifications, to be cross-trained across equipment lines and to refresh their training on a regular basis. Our technical and professional service offerings, which grew at a 99.1% annual rate from 1998 to 2002, are less capital intensive than our Medical Equipment Outsourcing business, and provide a complementary alternative for customers that wish to own their medical equipment, or lack the expertise, funding or scale to perform these functions. Our customers include manufacturers, large hospitals, small and critical access hospitals and alternate site providers, such as nursing homes and home care providers.

     We also operate a quality assurance department to develop and document our own quality standards for our equipment. All equipment maintenance, inspection and repair is performed to our specifications and recorded utilizing our proprietary record keeping software and meets or exceeds FDA, CSA and JCAHO standards. These maintenance records are available to our customers and to regulatory agencies to demonstrate the maintenance of our equipment throughout its useful life.

     We provide our technical and professional services to four distinct categories of customers:

     - MANUFACTURERS. We provide our services to medical equipment manufacturers that either do not have a nationwide support or logistics network to service their products, or who find our offerings superior to their own in quality and cost. Our offerings include logistics and loaner management programs, depot or on-site warranty, product recall, field upgrades, maintenance or repairs, and onsite installation and in-service education;

     - LARGE HOSPITALS. We provide our services to large hospitals on a supplemental and fully outsourced basis. Our services are requested by in-house hospital biomedical departments on a supplemental basis because of our wealth of experience with movable medical equipment and to alleviate the increasing workload demands on in-house departments;

     - SMALL AND CRITICAL ACCESS HOSPITALS. We offer full lifecycle asset management services, including professional and technical services, to small (hospitals with less than 150 beds) and critical access hospitals. These customers typically lack the resources to evaluate, acquire, manage, maintain, repair and dispose of medical equipment or technology and draw upon our vast experience in these areas to assist them. Our premier service to these customers is our ELS program, under which we assist our customers in managing their equipment resources throughout the life of the equipment in their facilities; and

     - ALTERNATE SITE PROVIDERS. We offer our technical and repair services to alternate site providers, such as nursing homes and home care providers. Our nationwide service and repair network allows equipment to be repaired on site, or picked up by us and repaired in one of our district offices or repair service centers.

MEDICAL EQUIPMENT SALES, REMARKETING AND DISPOSABLES

     We offer three areas of medical equipment sales and remarketing services, which collectively accounted for $14.5 million, or approximately 8.8%, of our revenues for the twelve months ended September 30, 2003. They are:

         REMARKETING AND ASSET DISPOSAL. We remarket and dispose of used medical equipment both for our customers and on our own behalf. Our most significant service in the sales and remarketing arena is our Asset Recovery Program, which assists customers both in recovering the residual economic value of disposed equipment and in safely disposing of equipment that has no remaining economic value. As part of our full lifecycle management services, we remarket used medical equipment to secondary market buyers. Our remarketing and asset disposal programs represent opportunity for growth, given our expertise and knowledge in this area and our positioning as the industry's largest purchaser of movable medical equipment as well as the relative lack of focus from our customers on the benefits of end-of-life equipment management.

         DISPOSABLES AND PARTS. We offer for sale to our customers disposable items, medical/ surgical supplies, parts and accessories in order to accommodate their full service equipment needs. We offer these products as part of our complete outsourcing services and as a convenience to our customers. Our activity in this area is limited and typically relates directly to medical equipment or technical services which we are providing to a customer. We currently acquire substantially all of our medical disposables from approximately 138 suppliers. Our five largest suppliers of disposables, which accounted for over 47% of our disposable purchases for 2002, were: Tyco International, Ltd. (The Kendall Healthcare Products Company); Sims Deltec, Inc.; Huntleigh Healthcare, Inc.; B. Braun McGaw, Inc. and Maven Medical Manufacturing, Inc. We believe that alternative sources of disposable medical supplies are available to us should they be needed.

         SPECIALTY MEDICAL EQUIPMENT. On a selective basis, we provide sales distribution and support for manufacturers of specialty medical equipment. We typically offer this service only for products particularly suited to our national distribution network, or for those products that fit with our ability to provide technical support. We currently distribute certain bed and monitoring products and a brand of infant security systems.

     Our Medical Equipment Sales, Remarketing and Disposables revenues grew 14.3% on an annual basis from 1998 to 2002.

OUR STRENGTHS

     We believe our business model presents an attractive value proposition to our customers and has resulted in significant growth since 1998. Our unique position in our flagship Medical Equipment Outsourcing business presents us with considerable competitive advantages, and has facilitated further growth in complementary areas. We service customers across the spectrum of the equipment life cycle as a result of our position as the industry's largest purchaser, outsourcer and reseller of movable medical equipment. We attribute our historical success to, and believe that our potential for future growth comes from, the following strengths:

     UNIQUE POSITION IN THE HEALTH CARE ARENA. We are one of only two national companies providing movable medical equipment outsourcing programs to the health care industry. We are the only nationwide provider that maintains ownership and management control of its nationwide network, allowing us to deliver consistent quality and service anywhere in the United States. Our extensive and long-standing relationships with more than 2,800 hospitals, approximately 3,100 alternate site providers, over 300 medical equipment manufacturers and the nation's most prominent GPOs and IDNs present a considerable competitive advantage over our smaller regional competitors. We are uniquely positioned in the health care industry as a result of our: (a) strategic capital investments and access to capital to maintain the most extensive and modern fleet of equipment in the industry; (b) nationwide infrastructure, national service and logistics network; (c) proprietary medical equipment asset management software and tools and (d) commitment to customer service that has earned us a reputation as a leader in quality and service in our industry.

     SUPERIOR SERVICE AND CUSTOMER RELATIONSHIPS. We distinguish ourselves as the recognized leader in our industry for service and quality. Our modern equipment fleet, quality assurance programs and proprietary reporting technologies and management tools minimize obsolescence risk and place us in a leadership position in the areas of quality and patient safety. We have a broad nationwide network that has enabled us to effectively compete for large national contracts, drive regional and local growth and strengthen our competitive positioning.

     - SUPERIOR CUSTOMER SERVICE. We have a long-standing reputation among our customers for service and quality. This reputation is largely due to our customer service culture, which is continuously reinforced through significant investment in hiring and training resources. We strive to seamlessly integrate our employees and service offerings into the operations of our provider customers. This aggressive focus on customer service has helped us to achieve a 98% customer retention rate since January 1, 2001 among our top 1,000 customers by revenues.

     - LARGE, MODERN EQUIPMENT FLEET. We own and manage an extensive, modern fleet of movable medical equipment, consisting of approximately 143,000 owned units from over 300 manufacturers. The average age of our equipment pool is approximately four years versus an industry average we believe to be significantly older. This modern equipment fleet, along with our quality assurance programs and tools, minimizes obsolescence risk and places us in a leadership position in the areas of quality and patient safety. It also places us in a unique position to service "high end" acute care hospitals, such as teaching, research or specialty institutions that demand the most current technology to satisfy the increasingly complex needs of their patients. Because we service the spectrum of care providers, we are able to move equipment along the care spectrum as equipment ages. Competitors, by contrast, have much older equipment fleets and are more limited in the number of primary customers to which they can outsource a single piece of equipment.

     - PROPRIETARY SOFTWARE AND ASSET MANAGEMENT TOOLS. We have used our over 60-year database of medical equipment management and services to develop our extensive and sophisticated software and proprietary reporting technology and management tools to manage our customers' equipment. These tools have allowed us to become a leader in meeting the demands of customers and delivering sophisticated asset management programs and tools which we use to drive cost efficiencies, equipment productivity and patient safety programs. We believe that our continued and significant investment in new tools and technology will help us to maintain our leadership role in the industry.

     - NATIONWIDE INFRASTRUCTURE. We have a broad, nationwide service network coupled with focused and customized operations at the local level. This extensive network of 67 full service district offices and 13 regional service centers and our 24-hour-a-day, 365 day-a-year service capabilities have enabled us to effectively compete for large, national contracts as well as to drive growth regionally and locally.

     INDUSTRY WITH FAVORABLE FUNDAMENTALS. The attractiveness of our business is driven by the overall favorable trends in health care in general and our segment in particular. The growth in the medical equipment outsourcing industry is being driven by a fundamental shift in the needs of hospitals and alternate site providers, from supplemental and peak needs supply of movable medical equipment to full lifecycle asset management programs. This move to full outsourcing is not unlike trends in similar services at hospitals including food services, laundry and professional staffing. The strong fundamentals in medical equipment outsourcing are being driven by the following trends:

     - FAVORABLE DEMOGRAPHIC TRENDS. According to the U.S. Census Bureau, individuals aged 65 and older in the United States comprise the fastest growing segment of the population, and that segment is expected to grow 12.5% from 2002 to 2010. As a result, the number of patients and the volume of hospital admissions continue to grow. The aging population and increasing life expectancy are increasing demand for health care services;

     - INCREASED CAPITAL AND OPERATING EXPENSE PRESSURES. As hospitals continue to experience shrinking capital and operating budgets, and while the cost and complexity of medical equipment increases, we expect that they will increasingly look to us to source these capital equipment needs and manage medical equipment to achieve capital operating expense savings and efficiencies; and

     - NURSING AND PROFESSIONAL STAFFING SATISFACTION. As hospitals continue to experience increasing staffing pressures, we expect that they will increasingly turn to our programs to alleviate medical equipment duties for nurses and professional staff, and increase overall satisfaction levels with nurses and hospital professionals.

     STRONG VALUE PROPOSITION. We bring a focus and expertise to medical equipment lifecycle management that creates a value proposition to our customers. Our programs enable health care providers to replace the fixed costs of owning and/or leasing medical equipment with variable costs that are more closely related to their revenues and present needs. The increased flexibility and services provided to customers allow our customers to enhance productivity of available equipment, reducing the overall costs of acquisition and maintenance of medical equipment; accurately capture all provider billing data, thereby maximizing their own revenue from patients and their payors; access our extensive data and expertise on the cost, performance, features and functions of all major pieces or types of medical equipment to assist them in making acquisition, management and disposition decisions; reduce maintenance and management costs through the use of our dedicated and knowledgeable outsourcing staff and asset management software and tools; increase the productivity and satisfaction (as demonstrated by our surveys) of providers' nursing and professional staff; reduce equipment obsolescence risk; and improve compliance with regulatory and record keeping requirements. Our programs also enable our customers to increase the availability of patent-ready equipment and improve nursing satisfaction.

     NO DIRECT REIMBURSEMENT RISK. Generally, health care providers rely on payment from patients or reimbursement from governmental or other third-party payors. Our fees are paid directly by our acute care hospital, alternate site and manufacturer customers rather than through third party payors. Accordingly, our exposure to uncollectible patient or reimbursement receivables is minimized, as evidenced by our bad debt expense of only 0.5% of total revenues for the twelve months ended September 30, 2003.

     PROVEN MANAGEMENT TEAM. We have an industry leading management team with an average of approximately 17 years of health care experience. Our management team has successfully supervised the development of our competitive strategy, continually enhanced our service and product offerings and established our nationwide footprint and reputation as the industry's service and quality leader.

                                GROWTH STRATEGY

     Historically, we have experienced significant and sustained organic and strategic growth. Our overall strategy is to capitalize on our past success to continue to grow both organically and through strategic acquisitions.

ORGANIC GROWTH

     We believe that the following external and market factors will provide us significant growth opportunities for Medical Equipment Outsourcing, services and sales: (a) the aging population; (b) increasing life expectancy; (c) continued increase in the number and sophistication of medical technologies; (d) increasing cost and staffing pressures of hospitals; and (d) continued growth of outsourcing of non-core functions by hospitals, alternate site providers and manufacturers.

     Our organic growth strategy is to continue to grow our flagship Medical Equipment Outsourcing business by continuing to expand our market share and the outsourcing marketplace. We also intend to grow our less capital-intensive Technical and Professional Services business by leveraging our experience across the spectrum of the equipment lifecycle, extensive existing customer relationships and attractive market position.

     We believe that, because of the depth and breadth of our services and our long-standing customer relationships, we are positioned to expand the marketplace, as well as our market share, through the execution of three organic growth strategies: (a) offering additional products and services to our existing customers, particularly through fully-outsourced asset management services; (b) increasing the number of hospitals and alternate care facilities to whom we provide services; and (c) expanding our relationships with GPOs and the smaller alliances of facilities operating within those groups.

STRATEGIC GROWTH

     Since our 1998 recapitalization, we have successfully integrated six strategic acquisitions that have helped us expand our business by increasing our market share in existing markets and enabling us to penetrate new geographic regions. They have also allowed us to expand our offerings of full equipment lifecycle services. We are currently expanding this small hospital strategy across our nationwide network. We intend to continue to pursue a disciplined course of growing our business with complementary acquisitions. We regularly evaluate potential acquisitions, and we may be evaluating or engaging in acquisition negotiations at any time and from time to time. As of the date hereof, we have not entered into any agreements with respect to any material transactions.

                                MARKET OVERVIEW

MEDICAL EQUIPMENT OUTSOURCING

     We believe the size of the current acute supplemental and peak needs medical equipment outsourcing industry (exclusive of alternate site providers), in which we enjoy a leading market position, is approximately $200 million. We believe the potential market for fully outsourced solutions is many times larger, as the majority of this market remains untapped. Hospitals have sought to outsource non-core functions over the last decade such as food services, laundry and professional staffing in order to improve quality and reduce costs. We believe that as hospitals come to understand the focus, expertise and value we provide, full outsourcing of medical equipment will become increasingly prevalent. We believe we will expand into this untapped marketplace as more hospitals shift their use of our services from supplemental and peak needs supply of movable medical equipment to full lifecycle asset management programs. We expect continued growth of medical equipment outsourcing as a result of the following trends:

         CHANGING ATTITUDES TOWARD OUTSOURCING. We believe that the biggest competition to our outsourcing programs is the traditional purchase and lease alternatives for obtaining movable medical equipment. Currently, many acute care hospitals and alternate site providers view outsourcing primarily as a means of meeting short-term or peak supplemental needs, rather than as a long-term, more efficient and cost-effective alternative to the purchase or lease of equipment. We believe that continued demonstration of the efficiencies and effectiveness of our full equipment lifecycle programs at leading acute care institutions and increased constraints on acute care capital budgets will lead to significant growth of the overall market for fully outsourced services. We believe the outsourcing trend for medical equipment will be similar to that experienced in food services, laundry and professional staffing, as hospitals understand our value proposition. Furthermore, as hospitals experience declining available capital dollars, we expect them to increasingly turn to us to meet their medical capital equipment needs;

         FAVORABLE DEMOGRAPHIC TRENDS. According to the U.S. Center for Medicare and Medicaid Services, or CMS, total annual health care expenditures grew by 8.6% in 2002 to $1.5 trillion, representing 14.8% of the U.S. gross domestic product. CMS estimates that total annual health care expenditures will grow at a compound growth rate of 6.7% to $3.1 trillion by 2012, and will represent approximately 17.7% of the total U.S. gross domestic product. Hospital care expenditures, the largest segment of the health care industry, represented 31.3% of total health care spending in 2002. CMS estimates that hospital care expenditures will grow at a compound growth rate of 5.9% through 2012. According to the U.S. Census Bureau, individuals aged 65 and older in the United States comprise the fastest growing segment of the population, and that segment is expected to grow 12.5% from 2002 to 2010. As a result, the number of patients and the volume of hospital admissions continue to grow. The aging population and increasing life expectancy are increasing demand for health care services;

         GROWTH IN VARIETY AND SOPHISTICATION OF MEDICAL EQUIPMENT
     TECHNOLOGY. Over the past several years, the variety and sophistication of medical technology have increased dramatically to meet the growing challenges of patient care. For example, an infusion pump, once a simple mechanical device for pumping liquid medications or fluids into a patient, is now often a sophisticated, multi-channel pump, monitoring device and medication management tool. Its functions are driven by a small minicomputer that requires regular maintenance and software upgrades. The task of employing this much more diverse and complex pool of equipment requires focused, experienced management to control costs and to maintain patient safety; and

         INCREASED EXPENSE PRESSURES AND STAFFING SHORTAGES. Hospitals and alternate site providers are facing increased cost containment pressures from public and private insurers and other managed care providers, such as health maintenance organizations, preferred provider organizations and managed fee-for-service plans, as these organizations attempt to reduce the cost and utilization of health care services. We believe that these payors have followed or will follow the federal government in limiting reimbursement through preferred provider contracts, discounted fee arrangements and capitated (fixed patient care reimbursement) managed care arrangements. In addition to promoting managed care plans, employers are increasingly self-funding their benefit programs and shifting costs to employees through increased deductibles, co-payments and employee contributions. We believe that these cost reduction efforts will place additional pressures on health care providers' operating margins and will encourage efficient equipment management practices.

     We believe these industry drivers will provide us with significant growth opportunities in medical equipment outsourcing.

TECHNICAL AND PROFESSIONAL SERVICES

     We believe the relevant market size of the technical and professional services industry for medical equipment we provide was approximately $20 billion in 2002, with a projected three-year compound annual growth rate of 9.5%, according to D.F. Blumberg Associates, Inc. Key categories of providers in this area include ISOs, OEMs and in-house departments. All three categories are approximately equivalent in size, and we believe there is a limited number of national participants in this area. We expect in-house departments to grow the most slowly due to inherent limited expertise in the services any individual provider's in-house department can provide, but we expect ISOs and OEMs to compete effectively going forward, especially those that can service multiple lines of equipment and that do not have ties to specific product sales.

MEDICAL EQUIPMENT SALES, REMARKETING AND DISPOSABLES

     We estimate the total 2002 relevant market size of medical equipment sales, remarketing and disposables opportunities to be approximately $10 billion, comprised of approximately $4 billion in the specialty medical equipment area, approximately $3 billion in the remarketing area and approximately $3 billion in the disposables market. The specialty medical equipment business and the remarketing business are both fragmented, with no one participant capturing a significant market share. We believe that our nationwide infrastructure provides us with a competitive advantage over smaller local participants, and that sales and remarketing will continue to be a key area of growth for us. The disposables business has large and well-capitalized competitors and we participate in this market as a convenience to our customers rather than view it as a focused growth opportunity.

COMPETITION

     We analyze our competition as it relates to each of our three primary categories of business:

MEDICAL EQUIPMENT OUTSOURCING

     We believe that the strongest competition to our outsourcing programs is the traditional purchase and lease alternatives for obtaining movable medical equipment. Currently, many acute care hospitals and alternate site providers view outsourcing primarily as a means of meeting short-term or peak supplemental needs, rather than as a long-term alternative to purchasing or leasing equipment. Although we believe that we can demonstrate the cost-effectiveness of outsourcing movable medical equipment on a long-term per-use basis, we believe that many health care providers will continue to purchase or lease a substantial portion of their movable medical equipment until they are educated in the advantages and efficiencies of outsourcing.

     We have one principal national competitor in the movable medical equipment outsourcing business: MEDIQ/PRN, a subsidiary of MEDIQ, based in Pennsauken, New Jersey. Although MEDIQ's

Chapter 11 bankruptcy filing in 2001 has caused it to revise its strategies and approach, it remains our only significant national competitor in the movable medical equipment outsourcing market.

     Our other competition consists of regional or local companies and some movable medical equipment manufacturers and dealers who provide equipment outsourcing to augment their movable medical equipment sales. We believe that our technology and inventory allow us to effectively compete with these entities.

TECHNICAL AND PROFESSIONAL SERVICES

     We face significant and direct competition in the technical and professional services area from many national, regional and local service providers, as well as from manufacturers. In addition, many of our customers chose to perform these functions using their own personnel.

MEDICAL EQUIPMENT SALES, REMARKETING AND DISPOSABLES

     In the area of medical equipment sales, remarketing and disposables, we face significant direct competition from a variety of manufacturers and distributors on a nationwide basis. As a result, we are selective in our pursuit of these opportunities. We believe our competition in the remarketing and asset recovery business is less intense. In addition to manufacturers seeking to control the remarketing and disposal of their own products, we compete with a number of localized or more specialized providers of remarketing and disposal services.

BUSINESS OPERATIONS

DISTRICT OFFICES

     We currently operate 68 full service district offices throughout the United States, allowing us to effectively service customers all 50 states. Each district office maintains an inventory of equipment and other items tailored to accommodate the needs of the individual customers within its geographical area. Should additional or unusual equipment be required by one of our customers, a district office can draw upon the resources of all of our other districts, with access to approximately 143,000 owned pieces of equipment, to obtain the necessary equipment within 24 hours.

     Our district offices are staffed by multi-disciplined teams of account managers, service representatives and technicians trained to provide the spectrum of services we offer our customers. Each office is under the guidance of a district manager with responsibility for the overall operation of the office, as well as directing the sales, technical and professional employees. Our district offices are also managed on a centralized basis to ensure a high standard of quality and service while taking advantage of economies of scale.

SERVICE CENTERS

     Our district offices are supported by our network of 13 regional service centers. Our service centers support our district offices with their ability to perform more sophisticated maintenance and repair on equipment. In addition to providing advanced technical capabilities, our service centers provide overflow capacity to ensure that we meet our customers' repair and maintenance needs in a timely manner. Our service centers also enable us to offer warranty, recall and other services to our equipment manufacturer customers.

CENTRALIZED FUNCTIONS

     At the core of our nationwide service is our corporate office located in Bloomington, Minnesota. We have centralized many of the key elements of our equipment and service offerings in order to maximize our operating efficiencies and uniformity of service. Some of the critical aspects of our business that we have centralized include the administration of certain contracts, purchasing, pricing, logistics and information technology.

EQUIPMENT INVENTORY

     We purchase movable medical equipment in the areas of critical care, respiratory therapy, monitoring and newborn care. Equipment acquisitions may be made to expand our pool of existing equipment or to add new equipment technologies to our existing equipment pool. In making equipment purchases, we consider a variety of factors, including equipment mobility, anticipated utilization level, service intensiveness and anticipated obsolescence. Of additional consideration are the relative safety of, and the risks associated with, such equipment.

     As of September 30, 2003, we owned approximately 143,000 pieces of equipment available for use by our customers. The cost of each category of equipment in our outsourcing pool relative to the entire pool as of September 30, 2003 was: critical care, 54%; respiratory therapy, 28%; monitoring, 16%; and newborn care, 2%.

     During the twelve months ended September 30, 2003, we purchased 87% of our movable medical equipment from approximately 112 manufacturers and 13% from the used equipment market. Our ten largest manufacturers of movable medical equipment, which supplied approximately 59% of our direct movable medical equipment purchases for 2002, were: Tyco International, Ltd. (Mallinckrodt and Kendall Healthcare Products Company); Baxter Healthcare Corporation; Alaris Medical Systems; Abbott Laboratories; Gaymar Industries, Inc.; Datascope Corporation; Tri-Anim Health Services, Inc.; Siemens Business Services, Inc.; Sims Deltec, Inc.; and Respironics, Inc. Although our top ten manufacturers remain relatively constant from year to year, the relative ranking of suppliers within this group may vary over time. We believe that alternative sources of movable medical equipment are available to us should they be needed.

     We seek to ensure availability of equipment at favorable prices. Although we do not generally enter into long-term fixed price contracts with suppliers of our equipment, we may receive price discounts related to the volume of our purchases. The purchase price for our equipment generally ranges from $1,000 to $50,000 per item.

PRINCIPAL TYPES OF MOVABLE MEDICAL EQUIPMENT AVAILABLE

       CRITICAL CARE                 MONITORING           RESPIRATORY THERAPY        NEWBORN CARE
       -------------         ---------------------------  --------------------  ----------------------
Adult/Pediatric Volumetric   Adult/Pediatric/Neonatal     Aerosol Tents         Fetal Monitors
  Pumps                      Monitors
Alternating Pressure/        Anesthetic Agent Monitors    Air Compressors       Incubators
  Flotation Devices
Ambulatory Infusion Pumps    Apnea Monitors               BiPAP                 Infant Warmers
Anesthesia Machines          Blood Pressure Monitors      Cough Stimulators     Phototherapy Devices
Blood/Fluid Warmers          Defibrillators               CPAP                  Infant Ventilators
Cold Therapy Units           Electrocardiographs          Heated Humidifiers    Neonate Infusion Pumps
Continuous Passive Motion    End Tidal CO(2) Monitors     Nebulizers
  Devices
Infusion Controllers         Fetal Monitors               Oximeters
Electrosurgical Generators   Monitoring Systems           Oxygen Concentrators
Foot Pumps                   Oximeters PO(2)/CO(2)        Simple Spirometry
                             Monitors
Heat Therapy Units           Recorders and Printers       Ventilators
Hyper-Hypothermia Units      Stress Test System
Lymphodema Pumps             Surgical Monitors
Minimal Invasive Surgery     Telemetry Monitors
  Systems
Patient Controlled           Urine Output/Temperature
  Analgesia                  Monitors
Sequential Compression
  Devices
Specialty Beds and Support
  Services
Suction Devices
Syringe Pumps
Tympanic Oral Thermometry

EMPLOYEES

     We had 952 employees as of September 30, 2003, including 875 full-time and 77 part-time employees. Of such employees, 148 are sales representatives, 189 are technical support personnel, 100 are employed in the areas of corporate and marketing, 144 are hospital service personnel and 371 are district office support personnel.

     None of our employees is covered by a collective bargaining agreement, and we have experienced no work stoppages to date. We believe that our relations with our employees are good.

INTELLECTUAL PROPERTY

     We use the "UHS" and "Universal Hospital Services" names as trade names and as service marks in connection with our rental of medical equipment. We have registered these and other marks as service marks with the United States Patent and Trademark Office.

MARKETING

     We market our programs primarily through our direct sales force, which consisted of 148 promotional sales representatives as of September 30, 2003. In our marketing efforts, we primarily target key decision makers, such as materials managers, department heads and directors of purchasing, nursing and central supply, as well as administrators, chief executive officers and chief financial officers. We also promote our programs and services to hospital and alternate care provider groups and associations. We develop and provide our direct sales force with a variety of materials designed to support our promotional efforts. We also use direct mail advertising, as well as targeted trade journal advertising to supplement this activity.

LEGAL AND REGULATORY MATTERS

     LEGAL PROCEEDINGS. From time to time, we may become involved in litigation arising out of operations in the normal course of business. As of September 30, 2003, we are not a party to any pending legal proceedings the adverse outcome of which could reasonably be expected to have a material adverse effect on our operating results or financial position.

     REGULATION OF MEDICAL EQUIPMENT. Our customers are subject to documentation and safety reporting standards with respect to the movable medical equipment they use, as established by the following organizations and laws:
JCAHO; the Association for Advancement of Medical Instrumentation; and the FDCA. Some states and municipalities also have similar regulations. Our REDS and OEIS programs are specifically designed to help customers meet their documentation and reporting needs under such standards and laws. We also monitor changes in law and accommodate the needs of customers by providing specific product information, manufacturers' addresses and contacts to these customers upon their request. Manufacturers of our movable medical equipment are subject to regulation by agencies and organizations such as the FDA, Underwriters Laboratories, the National Fire Protection Association and the CSA. We believe that all movable medical equipment we outsource conforms to these regulations.

     The Safe Medical Devices Act of 1980, or SMDA, which amended the FDCA, requires manufacturers, user facilities, and importers of medical devices to report deaths and serious injuries to which a device has or may have caused or contributed; establish and maintain adverse event files; and submit to the FDA follow-up and summary reports. Manufacturers and importers are also required to report certain device malfunctions. We work with our customers to assist them in meeting their reporting obligations under the FDCA, including those requirements added by the SMDA. As a distributor of medical devices, we are required by the FDCA to maintain device complaint records containing any incident information regarding the identity, quality, durability, reliability, safety, effectiveness or performance of a device. We are required to retain copies of these records for a period of two years from the date of inclusion of the record in the file or for a period of time equivalent to the expected life of the device, whichever is greater, even if we cease to distribute the device. Finally, we are required to provide authorized FDA employees access to copy and verify these records upon their request. We have current compliance records regarding maintenance, repairs, modification, and user-error, with respect to all of the equipment.

     Besides the FDA, a number of states regulate medical device distributors and wholesalers either through pharmacy or device distributor licensure. Currently, we hold licenses in 11 states. Some licensure regulations and statutes in additional states may apply to our activities. We are currently in the process of obtaining distributor licenses in approximately five other states in which we believe we may be required to be licensed. Although our failure to possess such licenses in these states for our existing operations may subject us to certain monetary fines, we do not believe the extent of such fines, in the aggregate, will be material to our liquidity, financial condition or results of operation.

     In addition, we are required to provide information to the manufacturer regarding the permanent disposal of movable medical equipment and notification of any change in ownership of certain categories of devices. We believe our medical tracking systems are in substantial compliance with these regulations.

     We may be subject to recent regulation regarding the use of medical records and information. The Health Insurance Portability and Accountability Act of 1996, commonly known as HIPAA, authorized the Secretary of the Department of Health and Human Services, or HHS, to promulgate federal standards addressing the privacy and security of individually identifiable health information and certain electronic transactions. On December 28, 2000, HHS published a final regulation to protect such individually identifiable health information, setting forth specific standards under which such information may be used and disclosed, furnishing new patient rights to obtain and amend their health information and establishing certain administrative requirements for covered entities. This was subsequently modified on August 14, 2002. The deadline for compliance with the new regulations for most covered entities was April 14, 2003. On August 17, 2000, HHS published standards for electronic transactions, which subsequently were modified on February 20, 2003. The general compliance date for most covered entities was October 16, 2002, but all covered entities could receive a one-year extension for compliance until October 16, 2003. On February 20, 2003, HHS published security standards addressing the security of electronic protected health information. The general deadline for compliance with the security standards is April 21, 2005.

     HIPAA applies to certain covered entities, including health plans, health care clearinghouses and health care providers who transmit health information electronically in connection with any of eleven specified transactions. Although we are not likely to be directly regulated as a covered entity under the new HIPAA regulations, we may be obligated contractually to comply with certain HIPAA requirements as a business associate of various health care providers. In addition, various state legislatures may enact additional privacy legislation that is not preempted by the federal law, which may impose additional burdens on us. Accordingly, we have made and expect to continue to make administrative, operational and information infrastructure changes in order to comply with the new rules.

     THIRD PARTY REIMBURSEMENT. Our fees are paid directly by our customers rather than through reimbursement from private insurers or governmental entities, such as Medicare or Medicaid. We do not bill the patient, the insurer or other third party payors directly for services provided for hospital inpatients or outpatients. Payment to health care providers by third party payors for our services depends substantially upon such payors' reimbursement policies. Consequently, those policies have a direct effect on health care providers' ability to pay for our services and an indirect effect on our level of charges.

     Hospitals and alternate site providers are facing increased cost containment pressures from public and private insurers and other managed care providers, such as health maintenance organizations, preferred provider organizations and managed fee-for-service plans, as these organizations attempt to reduce the cost and utilization of health care services. We believe that these payors have followed or will follow the federal government in limiting reimbursement through preferred provider contracts, discounted fee arrangements and capitated (fixed patient care reimbursement) managed care arrangements. In addition to promoting managed care plans, employers are increasingly self funding their benefit programs and shifting costs to employees through increased deductibles, co-payments and employee contributions. We believe that these cost reduction efforts will place additional pressures on health care providers' operating margins and will encourage efficient equipment management practices, such as use of our Pay-Per-Use(TM) outsourcing and AMPP.

     LIABILITY AND INSURANCE. Although we do not manufacture any movable medical equipment, our business entails the risk of claims related to the outsourcing and sale of movable medical equipment. In addition, our servicing and repair activity with respect to our equipment and our instruction of hospital employees with respect to the equipment's use are additional sources of potential claims. We have not suffered a material loss due to a claim; however, any such claim, if made, could have a material adverse effect on our business. We maintain general liability coverage, including product liability insurance and excess liability coverage. Both policies are subject to annual renewal. We believe that our current insurance coverage is adequate. Claims exceeding such coverage may be made and we may not be able to continue to obtain liability insurance at acceptable levels of cost and coverage.

FACILITIES

     As of September 30, 2003, we operate 68 full service district offices and 13 regional service centers. We own our Minneapolis, Minnesota district office facility, consisting of approximately 24,000 square feet of office, warehouse, processing and technical repair space. We lease our other district offices, averaging 4,800 square feet, and our regional service centers. We lease our corporate offices, approximately 17,000 square feet, in Bloomington, Minnesota as well as a 17,700 square foot facility in Edina, Minnesota that houses certain corporate functions.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth our executive officers, directors and our advisory director, their ages and positions:

        NAME           AGE                          POSITION
        ----           ----  ------------------------------------------------------
David E. Dovenberg      59   Chairman of the Board of Directors and Non-Executive
                             Chairman
Gary D. Blackford       46   President and Chief Executive Officer and Director
John A. Gappa           44   Senior Vice President, Finance and Chief Financial
                             Officer
Walter T. Chesley       49   Senior Vice President, Human Resources
Andrew R. Amicon        43   Senior Vice President, National Accounts and
                             Disposable Sales
David G. Lawson         46   Senior Vice President, Technology, Marketing and
                             Facilities
Joseph P. Schiesl       51   Senior Vice President, Medical Equipment Outsourcing
Jeffrey L. Singer       41   Senior Vice President, Purchasing and Logistics
Timothy R. Travis       46   Senior Vice President, Medical Equipment Services
Michael N. Cannizzaro   54   Director
David W. Dupree         50   Director
Steven G. Segal         43   Director
Mark J. Tricolli        32   Director
Brent D. Williams       36   Director
Edward D. Yun           36   Director
Samuel B. Humphries     61   Advisory Director

     DAVID E. DOVENBERG has been Chairman of our Board since 2001 and will become Non-Executive Chairman effective January 1, 2004. Mr. Dovenberg was our President and Chief Executive Officer from 1998 to 2002. He joined us in 1988 as Vice President, Finance and Chief Financial Officer. Prior to joining us, he had been with The Prudential Insurance Company of America since 1969. From 1979 to 1988, he was a regional Vice President in the area of corporate investments in private placements for Prudential Capital Corporation. He is a member of the Healthcare Financial Management Association. He is also a member of the Board of Directors of Lund International Holdings, Inc., a manufacturer of appearance accessories for light trucks, sport utility vehicles and vans. He holds a Masters degree in Economics.

     GARY D. BLACKFORD has been President, Chief Executive Officer and a member of the board of directors since 2002. Prior to joining us, Mr. Blackford was Chief Executive Officer for Curative Health Services and, prior to that, for Shop for School.com. He also served as Chief Operating Officer of Value Rx from 1994 to 1996; Chief Operating Officer and Chief Financial Officer of MedIntell from 1993 to 1994; and holds a Bachelors of Business Administration degree, a Juris Doctor degree and Certified Public Accountant certificate. He is a member of the Board of Directors for the Twin Cities Ronald McDonald Charities, a non-profit dedicated to helping families live with a child's serious illness.

     JOHN A. GAPPA has been Senior Vice President, Finance and Chief Financial Officer since 1999. Prior to joining us, Mr. Gappa served for five years as Senior Vice President, Reimbursement and Chief Financial Officer for McKesson's Extended Care division, formerly known as Red Line HealthCare Corporation. He also held additional positions during his nine years at Red Line including Director of Operations, Division Controller and Director of Planning and Analysis. Prior to joining Red Line in 1991, he held a variety of financial management positions at The Pillsbury Company from 1982 to 1991. He holds a Bachelor of Science and Masters in Business Administration.

     WALTER T. CHESLEY joined us in 2003 as our Senior Vice President, Human Resources. He has over 25 years of human resources experience, most recently with Children's Hospitals and Clinics, the largest pediatric health care provider in the upper Midwest, where he was Vice President, Human Resources and Chief Administrative Officer. From 1997 to 2000, Mr. Chesley was Vice President, Human Resources for a leading provider of human resources management, payroll outsourcing, tax filing and benefits administration services. Prior to that, he was Assistant Vice President of the Dunn & Bradstreet Corporation and Reuben H. Donnelly directory publishing division. Mr. Chesley has a Bachelor of Science degree in Communications and Public Relations from Boston University and a Juris Doctor degree from the American University Washington College of Law.

     ANDREW R. AMICON has been Senior Vice President of National Accounts and Disposable Sales since 2001. From 1999 to 2001, he was Vice President of National Accounts and Disposable Sales and prior to that was Vice President, Alternate Care -- East from 1998 to 1999. Prior to joining us, he was founder and Chief Executive Officer of Patient's Choice Healthcare, Inc. from 1990 to 1998. He holds a Bachelor of Science in Business Administration.

     DAVID G. LAWSON has been Senior Vice President of Technology, Marketing and Facilities since September 2002. He has over 20 years of technology experience, 12 of those in the health care/financial services industries with ValueRx, EBP Healthplans, North Central Life Insurance, Norwest Technical and Curative Health Services. He was Chief Operating Officer and Chief Technology Officer for Shop for School, Inc. Early in his career he spent four years as a management consultant with Deloitte and Touche and five years with Best Products Limited. He holds a Bachelor of Arts in Hospital Administration.

     JOSEPH P. SCHIESL has been Senior Vice President, Medical Equipment Outsourcing Services since February 2003. Mr. Schiesl has over 25 years of experience in health care services businesses. Prior to joining us, Mr. Schiesl was Chief Executive Officer of Thinking Networks, Inc., an internet protocol software services start-up. Prior to that, Mr. Schiesl was President of ViTec, Inc., an e-health software services company. From December 1995 to April 1998, Mr. Schiesl was President, Pharmacy Benefit Management Services of ValueRX. Prior to tenure at ValueRX, Mr. Schiesl was Executive Vice President at MedIntel Systems. He holds a Bachelor of Arts in Economics.

     JEFFREY L. SINGER has been Senior Vice President, Purchasing and Logistics since 2001. From 1999 to 2001, he was Vice President, Purchasing and Logistics and prior to that was Vice President of Alternate Care -- West from 1998 to 1999. Prior to joining us, he was Chief Executive Officer of Home Care Instruments, Inc. from 1991 to 1998, and held various other positions at HCI from 1986 to 1991. He holds a Bachelor of Science in Marketing and Logistics.

     TIMOTHY R. TRAVIS has been Senior Vice President, of Medical Equipment Services since February, 2003. From 2001-2002, he was Vice President of Equipment Lifecycle Services. Prior to joining us, he was General Manager for Narco Medical Services, Inc. from 1994 to 2001, and held various other positions at Narco Medical Services, Inc. from 1985 to 1994. He holds a Bachelor of Science in Political Science.

     MICHAEL N. CANNIZZARO has been a director since May 2001. He has been Chairman and Chief Executive Officer of National Nephrology Associates, Inc. since May 2003 and a director since July 1999. He has also been an Operating Partner of J.W. Childs Associates, L.P. since 2001. Prior to that, he was President and Chief Executive Officer of Beltone Electronics Corporation from 1998 to 2000. Prior to that, he was President of Caremark International's Prescription Service Division from 1994 to 1997; Vice President, Business Development of Caremark's Nephrology Service Division from April 1994 to September 1994; and President of Leica North American from 1993 to 1994. Prior to that, he held numerous positions in general management at Baxter Healthcare Corporation from 1976 to 1993, including the position of President of various divisions. He is also Chairman of the Board of InSight Heath Services Corp. and a director of the Baxter Credit Union.

     DAVID W. DUPREE became a director upon the closing of the recapitalization. He is a Managing Director and Managing Member of The Halifax Group, L.L.C. which he founded in January 1999. Prior to joining The Halifax Group, Mr. Dupree was a Managing Director and Partner with The Carlyle Group, a global investment firm located in Washington, D.C. Mr. Dupree currently serves on the board of directors of Whole Foods Markets, Inc., InSight Health Services Corp., Meineke Car Care Centers, Inc., Soil Safe, Inc., and is Chairman of National Packaging Solutions Group, Inc.

     STEVEN G. SEGAL has been a director since February 1998. He is a founding Partner of J.W. Childs Associates, L.P. and has been at J.W. Childs since 1995. Prior to that time, he was an executive at Thomas H. Lee Company from 1987, most recently holding the position of Managing Director. He is also a director of Jillian's Entertainment Corp., National Nephrology Associates, Inc., Insight Health Services Corp. and The NutraSweet Company.

     MARK J. TRICOLLI became a director upon the closing of the recapitalization. He is a Vice President of J.W. Childs Associates, L.P., and has been at J.W. Childs since 2000. Previously, he was an Associate in the Merchant Banking Division of Goldman, Sachs & Co. from 1999 to 2000. He is also a director of Equinox Holdings, Inc. and InSight Holdings Corp.

     BRENT D. WILLIAMS became a director upon the closing of the recapitalization. He is a Principal of The Halifax Group, L.L.C. and has been with The Halifax Group since its formation in 1999. Prior to joining The Halifax Group, he was a Director in PaineWebber's Merchant Banking Division, which he helped to establish. Prior to that, he was a Director in PaineWebber's Investment Banking Division. He joined PaineWebber from Smith Barney Inc., where he had similar responsibilities. He is also a director of National Packaging Solutions Group, Inc.

     EDWARD D. YUN has been a director since February 1998. He is a Partner of J.W. Childs Associates, L.P. and has been at J.W. Childs since 1996. From 1994 until 1996 he was an Associate at DLJ Merchant Banking, Inc. He is also a director of Jillian's Entertainment Corp., Pan Am International Flight Academy, Inc., National Nephrology Associates, Inc., Equinox Holdings, Inc., Chevys, Inc., Hartz Mountain Corporation and Insight Health Services, Corp.

     SAMUEL B. HUMPHRIES became an advisory director upon the closing of the recapitalization, and in such capacity, does not vote on matters before the board of directors. Mr. Humphries served as a director from 1991 to February 1998 and from April 1998 until the closing of the recapitalization. He is Managing Director of The Executive Advisory Group. He also is Managing Director and on the board of Ascent Medical Technology Fund. Prior to that he was President and Chief Executive Officer of American Medical Systems from 1988 to 1991 and from 1998 to 1999, and President and Chief Executive Officer of Optical Sensors Inc. from 1991 to 1998. He is also a director of LifeSpex Medical, Urometrics Medical Inc., Inlet Medical Inc. and Uroplasty, Inc.

BOARD COMMITTEES

     COMPENSATION COMMITTEE. Our board of directors has a compensation committee consisting of certain of our directors. The members of the compensation committee are Samuel B. Humphries, David E. Dovenberg, David W. Dupree and Edward D. Yun. Mr. Humphries is the chairman but, as an advisory director, does not vote on matters before such committee. Our compensation committee makes recommendations to the board of directors concerning executive compensation and administers our stock option plans.

     AUDIT COMMITTEE.  Our audit committee consists of Samuel B. Humphries, Mark
J. Tricolli and Brent D. Williams. Mr. Humphries is the chairman but, as an advisory director, does not vote on matters before such committee. Our audit committee is responsible for reviewing the adequacy of our system of internal accounting controls; reviewing the results of the independent accountants' annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; reviewing our audited financial statements and discussing the statements with management; reviewing the audit reports submitted by the independent accountants; reviewing disclosures by independent accountants concerning relationships with our company and the performance of our independent accountants and annually recommending independent accountants; adopting and annually assessing our charter; and preparing such reports or statements as may be required by securities laws.

     Under current rules of public trading markets, such as NASDAQ and the New York Stock Exchange, our current audit committee would not be deemed to be comprised solely of independent directors, since one of our audit committee members is associated with JWC Fund I and JWC Fund III, and one of our audit committee members is associated with Halifax.

     EXECUTIVE COMMITTEE. The executive committee of our board of directors consists of four of our directors. The members of the executive committee are David E. Dovenberg, Gary D. Blackford, David W. Dupree and Steven G. Segal. Mr. Dovenberg is the chairman. Our executive committee is responsible for such matters as our board of directors may determine from time to time.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Yun became a member of our compensation committee upon the closing of the recapitalization. Mr. Yun is a party to the stockholders' agreement we entered into in connection with the recapitalization. Mr. Yun is also an affiliate of JWC Fund I and JWC Fund III, which are also parties to that stockholders' agreement. JWC Fund III entered into a stock purchase agreement with us. Mr. Yun is also an affiliate of J.W. Childs Associates, L.P., which has entered into a management agreement with us.

     Mr. Dupree, who became a member of our compensation committee upon the closing of the recapitalization, is an affiliate of Halifax, which, in connection with the recapitalization, entered into a stock purchase agreement with us and also entered into the new stockholders' agreement with us at the closing of the recapitalization. In addition, the general partner of Halifax entered into a management agreement with us at the closing of the recapitalization.

     For a further description of the transactions between the foregoing members of our compensation committee, their affiliates and us, see "Certain Relationships and Related Transactions."

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information regarding executive compensation with respect to our chief executive officer and the other five most highly compensated executive officers for the last three completed fiscal years:

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    ------------
                                          ANNUAL COMPENSATION        SECURITIES
                                       --------------------------    UNDERLYING       ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR    SALARY    BONUS(1)    OPTIONS(2)    COMPENSATION(3)
     ---------------------------       ----   --------   --------   ------------   ---------------
David E. Dovenberg...................  2002   $286,780   $247,500          --         $  5,500
  Chairman of the Board of             2001    234,862   151,600           --            5,250
  Directors(4)                         2000    226,062   113,400           --            5,100
Gary D. Blackford....................  2002    153,818   110,740    4,445,460            2,309
  President and Chief
  Executive Officer(5)
Robert H. Braun......................  2002    173,384    72,000           --          292,917
  Senior Vice President,               2001    163,687   116,800           --            4,870
  Sales and Marketing(6)               2000    155,039    85,800           --            4,602
John A. Gappa........................  2002    180,588    89,500           --            5,419
  Senior Vice President and            2001    175,784   118,000           --            5,250
  Chief Financial Officer              2000    170,241    90,200      420,000            3,930
Jeffrey L. Singer....................  2002    153,658    74,000           --            2,751
  Senior Vice President of             2001    149,165    98,350           --            2,627
  Purchasing and Logistics             2000    136,312    76,200           --            2,625
Andrew R. Amicon.....................  2002    149,805    74,000           --            4,392
  Senior Vice President,               2001    141,304    97,260           --            4,042
  National Accounts and                2000    136,313    70,800           --            3,988
  Disposable Sales

---------------

(1) The amounts shown in this column represent annual bonuses earned for the fiscal year indicated. Such bonuses are paid approximately three months after the end of such fiscal year.

(2) The stock options shown in this column for 2002, 2001 and 2000 were all granted pursuant to our 1998 stock option plan. For a discussion of the material terms of the options granted in 2002, 2001 and 2000 under our 1998 stock option plan, see "-- Benefit Plans." In connection with the recapitalization, we repurchased these options and terminated our 1998 stock option plan. See "Prospectus Summary -- The Recapitalization -- Repurchase of Outstanding Equity Securities" and "-- Benefit Plans."

(3) The amounts shown in this column represent contributions by us for the named executive officers to the UHS Employees' Long Term Savings Plan for the fiscal year indicated and includes severance payments for 2002 of $287,750 payable to Mr. Braun over a three year period.

(4) Mr. Dovenberg became Chairman of the Board in 2001.

(5) Mr. Blackford joined us as President and Chief Executive Officer in 2002.

(6) Mr. Braun retired effective December 31, 2002.

OPTIONS

STOCK OPTIONS

     The following tables summarize option grants during the year ended December 31, 2002 to the Chief Executive Officer and the executive officers named in the "Summary Compensation Table" above, and the values of the options held by such persons at December 31, 2002. In connection with the recapitalization, we repurchased these options. See "Prospectus Summary -- The
Recapitalization -- Repurchase of Outstanding Equity Securities."

                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                                                                                ANNUAL RATES OF STOCK
                                                                               PRICE APPRECIATION FOR
                                          INDIVIDUAL GRANTS                          OPTION TERM
                           ------------------------------------------------    -----------------------
                                        % OF TOTAL
                           NUMBER OF     OPTIONS
                           SECURITIES   GRANTED TO   EXERCISE
                           UNDERLYING   EMPLOYEES     OR BASE
                            OPTIONS     IN FISCAL      PRICE     EXPIRATION
          NAME             GRANTED(1)   YEAR 2002    ($/SH)(2)      DATE           5%          10%
          ----             ----------   ----------   ---------   ----------    ----------   ----------
David E. Dovenberg.......        --
Gary D. Blackford........  4,445,460       78.7%      $ 0.92      6/25/12      $2,562,734(3) $6,494,521(3)
Robert H. Braun..........        --
John A. Gappa............        --
Jeffery L. Singer........        --
Andrew R. Amicon.........        --

---------------

(1) Each option represents the right to purchase one share of common stock. With such non-incentive stock options, the shares under such options vest on the earlier of (i) the date we experience of a change of control, (ii) the date on which the original investors following the 1998 recapitalization achieve certain realized values in their original investment, or (iii) six years following the date of grant of such options.

(2) The exercise price is equal to the fair market value on the date of grant with respect to each option as determined by our Board of Directors. The exercise price may be paid in cash, in shares of common stock with a market value as of the date of exercise equal to the option price or a combination of cash and shares of common stock.

(3) The compounding assumes a ten-year exercise period for all option grants. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, or stock option exercises are dependent on the future performance of the underlying common stock. The amounts reflected in this table may not necessarily be achieved. If the price of the common stock at the date of grant ($0.92) were to appreciate at 5% and 10%, respectively, compounded annually for ten years (the term of the option), then the common stock would have a value on June 25, 2012 of approximately $1.50 and $2.38 per share, respectively (assuming no change in the number of outstanding shares of common stock).

                  AGGREGATED OPTION EXERCISES DURING THE YEAR
                  ENDED DECEMBER 31, 2002 AND VALUE OF OPTIONS
                           HELD AT DECEMBER 31, 2002

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED IN-
                                                        OPTIONS AT                THE-MONEY OPTIONS AT
                         SHARES                      DECEMBER 31, 2002            DECEMBER 31, 2002(1)
                        ACQUIRED      VALUE     ---------------------------   ----------------------------
        NAME           ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----           -----------   --------   -----------   -------------   -----------   --------------
David E. Dovenberg...   420,000      $383,499    4,818,372      2,138,160     $4,636,543      $1,894,510
Gary D. Blackford....        --            --      760,236      3,685,224        122,270         592,708
Robert H. Braun......        --            --      597,984      1,098,060        522,429         974,488
John A. Gappa........        --            --      371,904        992,508        254,181         678,326
Jeffrey L. Singer....        --            --      418,752        336,780        312,120         251,020
Andrew R. Amicon.....        --            --      418,752        336,780        312,120         251,020

---------------

(1) Based on the difference between the per share exercise price and the fair market value of the common stock, as of December 31, 2002, of $1.08 as determined by our board of directors.

     In connection with the recapitalization, we repurchased these options. See "Prospectus Summary -- The Recapitalization -- Repurchase of Outstanding Equity Securities."

PENSION PLAN

     The following table sets forth various estimated maximum annual pension benefits under our qualified non-contributory defined benefit pension plan, on a straight life annuity basis, based upon Social Security benefits now available, assuming retirement at age 65 at various levels of compensation and specified remuneration and years of credited service. Amounts shown below are subject to Social Security offset.

                                                       YEARS OF CREDITED SERVICE
                                           -------------------------------------------------
              REMUNERATION                    5         10                   20        30
              ------------                 -------   --------              -------   -------
$100,000.................................  $ 6,008   $ 12,016              $24,032   $30,040
$125,000.................................    8,008     16,016               32,032    40,040
$150,000.................................   10,008     20,016               40,032    50,040
$200,000.................................   14,008     28,016               56,032    70,040
$300,000.................................   14,008     28,016               56,032    70,040

     A participant's remuneration covered by the pension plan is his or her average salary (as reported in the Summary Compensation Table) for the five consecutive plan years in which the employee received his or her highest average compensation, subject to a $200,000 cap in 2002. As of December 31, 2002, Messrs. Dovenberg, Blackford, Braun, Gappa, Singer and Amicon had 14.7, 0.5, 27.4, 3.1, 4.5 and 4.5 years of credited service, respectively, under the pension plan.

     Future benefit accruals for all participants were frozen as of December 31, 2002. Additional service or compensation changes of participants after that date are not considered for purposes of computing participant accrued benefit, however, accumulated service after December 31, 2002, continues to be taken into account for purposes of determining a participant's vested interest and entitlement to an early retirement subsidy and certain death benefits.

SEVERANCE PLAN

     We have adopted a severance plan for the President and each Senior Vice President and Vice President (excluding Mr. Dovenberg, Mr. Blackford, Mr. Gappa, Mr. Chesley, Mr. Schiesl and each other executive whose severance arrangements is contained in his employment agreement), which entitles them to certain payments in the event of a termination of employment with us, excluding termination for cause and voluntary resignation other than for good cause (as defined in the plan).

Upon a qualifying termination, the executive will continue to receive, as severance, payment of his or her base salary and medical and dental benefits for 12 months. If the executive finds other employment prior to the 12 month anniversary of termination, the base salary will be reduced by the value of the compensation received from the new employer during that 12-month period and the medical and dental benefits will be discontinued if comparable benefits are provided by the new employer through the end of that 12-month period. If the executive's termination was due to resignation for good cause, the executive will also receive a prorated portion of the bonus earned for the then current fiscal year. The severance payments are subject to the executive's execution of a general release and other agreements containing confidentiality, noncompetition and nonsolicitation obligations. As long as Mr. Dovenberg's, Mr. Blackford's, Mr. Gappa's, Mr. Chesley's and Mr. Schiesl's employment agreements are still in force, their respective severance arrangements are included in their employment agreement rather than being governed by the severance plan. The severance plan may be modified by our chief executive officer and our board of directors.

EMPLOYMENT AGREEMENTS

     We have an employment agreement with David E. Dovenberg for a three year term expiring July 26, 2004, subject to automatic one-year renewals, unless terminated by either party. Under this employment agreement, we are required to continue to pay Mr. Dovenberg his base salary and provide his benefits for a period of 18 months from the date of termination in the event that his employment is:

     - terminated by us without cause;

     - terminated because of death or disability;

     - terminated by him for good reason (as defined in the agreement); or

     - not renewed on expiration of the initial term of the employment agreement or the first one-year renewal term.

     Payments and benefits under the agreement to Mr. Dovenberg within this 18-month period would be reduced by the value of the compensation from Mr. Dovenberg's subsequent employment during this 18-month period. This employment agreement provides that if Mr. Dovenberg's employment is terminated for cause or he resigns without good reason, he will not be entitled to any benefits or payments that would otherwise be due to him under the agreement, other than payments for services previously rendered. In addition, this agreement contains confidentiality, noncompetition and nonsolicitation provisions.

     In connection with the recapitalization, we entered into a new employment agreement with Mr. Dovenberg, effective January 1, 2004, pursuant to which Mr. Dovenberg will be Non-Executive Chairman of the Board. Under this new employment agreement, Mr. Dovenberg will be entitled to an annual base salary of $150,000 for the 2004 fiscal year, $125,000 for the 2005 fiscal year and $100,000 for the 2006 fiscal year until the earlier of the termination of his employment and June 2009. In addition, Mr. Dovenberg will be granted options to purchase shares of our common stock. Mr. Dovenberg will not be entitled to receive any bonus under this new employment agreement. If Mr. Dovenberg's employment is terminated by reason of disability or without cause (as defined in the agreement), Mr. Dovenberg, or his legal representatives, will be entitled to an annual payment of $100,000 from the date of termination through June 30, 2009. If Mr. Dovenberg's employment is terminated for cause, by reason of death or following a "Change of Control" by an unrelated third party, he will not be entitled to any benefits or payments that would otherwise be due to him under the agreement, other than payments for services previously rendered. In addition, this agreement contains confidentiality, noncompetition and nonsolicitation provisions.

     "Change of Control" is defined in the agreement to include the acquisition (other than by us, JWC Fund I, a fiduciary holding securities under our employee benefit plans, or by a subsidiary or other corporation owned by our stockholders in the same proportions as their ownership of our stock) of substantially all of our assets or of beneficial ownership of securities representing more than 50% of our combined voting power or, prior to a public offering, more than 50% of our outstanding shares of common stock.

     We also have an employment agreement with Gary D. Blackford expiring on June 30, 2005, subject to automatic one-year renewals thereafter, unless terminated by either party. Under the agreement, Mr. Blackford is entitled to an annual base salary of $310,000, subject to annual adjustment by the board of directors, a bonus of up to 160% of his annual base salary based on achievement of financial targets, and incentive and non-incentive stock options. The incentive stock options vest quarterly during the first year of the agreement. The non-incentive stock options vest upon achievement of financial measures. If Mr. Blackford's employment is terminated by reason of death or disability, Mr. Blackford, or his legal representatives, will be entitled to continued payments of salary and benefits for a 12-month period from the date of termination. If Mr. Blackford's employment is terminated for cause or he resigns without good reason (as defined in the agreement), he will not be entitled to any benefits or payments that would otherwise be due to him under the agreement, other than payments for services previously rendered. We will continue to pay Mr. Blackford his base salary and provide his benefits for a period of 12 months (or 24 months in the event of a "Change of Control" as described below) from the date of termination plus a lump sum payment equal to 72% of his base salary in effect at the time of termination in the event that his employment is:

     - terminated by us without cause or by him for good reason (as defined in the agreement);

     - terminated by us without cause or he resigns for good reason (as defined in the agreement) within six months prior to, or 24 months following a "Change of Control," or terminated by him for any reason during the 30-day period following the six month anniversary of such Change of Control; or

     - not renewed on expiration of the initial term of the employment agreement or the first one-year renewal term.

     "Change of Control" is defined substantially as set forth above. The agreement also provides that if Mr. Blackford receives payments under the agreement that would subject him to any federal excise tax due under Sections 280G and 4999 of the Internal Revenue Code, then he will also receive a cash "gross-up" payment so that he will be in the same net after-tax position that he would have been in had such excise tax not been applied.

     We also have an employment agreement with John A. Gappa which would have expired on November 15, 2003, but has been renewed for one year, and is subject to automatic one-year renewals, unless terminated by either party. Under the agreement, Mr. Gappa is entitled to an annual base salary of $170,000, subject to annual adjustments based on changes in the consumer price index and board of directors review, and a bonus of up to 100% of his annual base salary based on achievement of financial targets. Under the agreement, if Mr. Gappa's employment is terminated by reason of death or disability, Mr. Gappa, or his legal representatives, will be entitled to continued payment of salary and benefits for a six-month period from the date of termination. If Mr. Gappa's employment is terminated by us without cause or by him for good reason (as defined in the agreement), he will be entitled to a prorated bonus for the fiscal year in which the termination occurred, and to continued payment of his base salary for a 12-month period from the date of termination. Payments and benefits under the agreement to Mr. Gappa within this 12-month period would be reduced by the value of the compensation from his subsequent employment during this 12-month period. If Mr. Gappa's employment is terminated for cause or he resigns without good reason, he will not be entitled to any benefits or payments that would otherwise be due to him under the agreement, other than payments for services previously rendered. In addition, the agreement contains confidentiality, noncompetition and nonsolicitation provisions.

     We also have an employment agreement with Joseph P. Schiesl. Under the agreement, Mr. Schiesl is entitled to an annual base salary of $230,000, subject to annual adjustments based on board of directors review, a bonus based on achievement of financial targets and stock options that vest upon achievement of financial measures. If Mr. Schiesl's employment is terminated by reason of his death or disability, Mr. Schiesl, or his legal representatives, will be entitled to continued payments of salary and benefits for a 12-month period from the date of termination. If Mr. Schiesl's employment is terminated for cause or he resigns without good reason (as defined in the employment agreement), he will not be entitled to any benefits or payments that would otherwise be due to him under the employment agreement, other than payments for services previously rendered. We will continue to pay Mr. Schiesl his base salary and provide his benefits for a period of 12 months from the date of termination plus a lump sum payment equal to the amount of the bonus that would have been payable to Mr. Schiesl during such year of termination had we achieved 100% of the applicable financial targets for such year, in the event that his employment is:

     - terminated by us without cause or by him for good reason (as defined in the agreement); or

     - terminated by us without cause or he resigns for good reason (as defined in the agreement) within six months prior to, or 24 months following, a "Change of Control" (substantially as defined above) or terminated by him for any reason during the 30-day period following the six month anniversary of such Change of Control.

     We also have an employment agreement with Walter T. Chesley. The terms of Mr. Chesley's employment agreement are substantially identical to those of Mr. Schiesl's employment agreement, except that Mr. Chesley is entitled to an annual base salary of $170,000.

BENEFIT PLANS

1998 STOCK OPTION PLAN

     On March 17, 1998, we adopted our 1998 stock option plan, under which selected employees were granted stock options. 42,000,000 shares of our common stock were reserved for the grant of options under the plan, subject to adjustments upon the occurrence of certain corporate events. As of September 30, 2003, options to purchase a total of 37,770,672 shares of common stock were outstanding under the plan. The plan provided for three types of stock options: employee incentive stock options, management options and rollover options. As of September 30, 2003, we had outstanding incentive stock options to employees to purchase an aggregate of 25,311,108 shares of common stock. The incentive stock options may have vested in whole or in part within five years after the closing of our 1998 recapitalization, based on the achievement of certain EBITDA targets. Any unvested portion of such options would have vested eight years following the date of grant, provided that the optionee had been continuously employed by us through such date. The exercise price for the incentive stock options equaled the estimated fair market value of our common stock on the date such options were granted, as determined by our board of directors. The exercise price for these options ranged from $0.18 to $1.01 per share. As of September 30, 2003, we also had granted nonqualified stock options to members of management to purchase an aggregate of 4,826,316 shares of common stock. The management options vested (subject to continued employment) at the earlier of:
(i) eight years after our 1998 recapitalization or (ii) a date within five years after the closing of our 1998 recapitalization, if on such date a change in control (as defined in the option agreement) had occurred and the original common stock investors to the recapitalization achieved a prescribed realized value on their original investment. The exercise price for these management options equaled the estimated fair market value of our common stock on the date such options were granted, as determined by our board of directors. The exercise price for these options ranged from $0.18 to $0.39 per share. In connection with our 1998 recapitalization, options to purchase an aggregate of 8,527,848 shares of our common stock held by employees were rolled over to the 1998 stock option plan. As of September 30, 2003, 7,633,248 of these shares were still outstanding. All rollover options were fully vested. The exercise price for rollover options was based on the exercise price of the original stock options, all of which were granted at the fair market value of our stock on the date such options were originally granted. The exercise price for these options ranged from $0.06 to $0.11 per share.

     In connection with the recapitalization, we repurchased these options and our 1998 stock option plan was subsequently terminated on December 8, 2003. See "Prospectus Summary -- The Recapitalization -- Repurchase of Outstanding Equity Securities."

2003 STOCK OPTION PLAN

     In connection with the recapitalization and our repurchase of all of our outstanding options previously issued under the 1998 stock option plan which we terminated on December 8, 2003, we adopted a new stock option plan under which we intend to issue options beginning in 2004. The 2003 stock option plan provides for the grant of incentive stock options to any of our full or part-time employees, including officers and directors who are also employees. The exercise price for the incentive stock options equals the estimated fair market value of our common stock on the date such options were granted, as determined by our board of directors. We may also grant stock options to non-employee directors and consultants or independent contractors providing services to us. The exercise price for the nonqualifying options will generally be equal to the fair market value of our common stock on the date such options are granted, as determined by our board of directors; however, the board will have discretion to issue such options at exercise prices lower than fair market value. The plan will be administered by the compensation committee of our board of directors. Under the plan, the committee has the authority to select the persons to whom awards are granted, to determine the exercise price, if any, and the number of shares of common stock covered by such awards, and to set other terms and conditions of awards, including any vesting schedule. Our board of directors is permitted to amend, alter, suspend, discontinue or terminate the plan at any time, and the committee or the board is permitted to amend or terminate any outstanding award, except that an outstanding award may not be amended or terminated without the holder's consent if such amendment or termination would adversely affect the rights of the holder.

     While the terms of the options to be granted under this plan will be determined at the time of grant, we expect that our employee stock options will expire ten years after grant and will be comprised of two general types: (1) options with fixed vesting schedules and (2) options that vest upon the achievement of established performance targets.

                           EQUITY COMPENSATION PLANS

     The following table summarizes as of December 31, 2002 the shares of our common stock subject to outstanding awards or available for future awards under our equity compensation plans and arrangements.

                                                                                      NUMBER OF SHARES
                                                                                    REMAINING AVAILABLE
                                                                                    FOR FUTURE ISSUANCE
                                        NUMBER OF SHARES TO    WEIGHTED-AVERAGE         UNDER EQUITY
                                           BE ISSUED UPON      EXERCISE PRICE OF     COMPENSATION PLANS
                                            EXERCISE OF           OUTSTANDING        (EXCLUDING SHARES
                                        OUTSTANDING OPTIONS,   OPTIONS, WARRANTS   REFLECTED IN THE FIRST
            PLAN CATEGORY               WARRANTS AND RIGHTS       AND RIGHTS              COLUMN)
            -------------               --------------------   -----------------   ----------------------
Equity Compensation Plans Approved by
  Stockholders........................       32,863,872              $0.46                 9,136,128(1)
Equity Compensation Plans Not Approved
  by Stockholders.....................               --                 --                        --
                                             ----------              -----               -----------
Total.................................       32,863,872               0.46                 9,136,128
                                             ==========              =====               ===========

---------------

(1) Represents shares remaining available under our 1998 stock option plan which we terminated on December 8, 2003.

     In connection with the recapitalization, we repurchased these options. See "Prospectus Summary -- The Recapitalization -- Repurchase of Outstanding Equity Securities."

                             PRINCIPAL STOCKHOLDERS

     The following table shows information known to us with respect to the beneficial ownership of our common stock as of October 28, 2003 by:

     - each person (or group of affiliated persons) known by us to be the owner of more than 5% of our outstanding common stock;

     - each of our directors and our advisory director;

     - certain of our executive officers; and

     - all of our directors and executive officers and our advisory director as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC, and includes generally voting power and/or investment power with respect to securities. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to those shares shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Universal Hospital Services, Inc., 3800 West 80th Street, Suite 1250, Bloomington, Minnesota 55431-4442.

                                                     NUMBER OF SHARES      PERCENTAGE OF
                                                       BENEFICIALLY     SHARES BENEFICIALLY
                 BENEFICIAL OWNER                        OWNED(1)              OWNED
                 ----------------                    ----------------   -------------------
Steven G. Segal(2)(3)..............................      91,838,004             74.5%
Michael N. Cannizzaro(2)(3)........................      91,838,004             74.5%
Edward D. Yun(2)(3)................................      91,838,004             74.5%
Mark J. Tricolli(2)(3).............................      91,838,004             74.5%
J.W. Childs Equity Partners, L.P.(2)...............      52,859,976             42.9%
JWC UHS Co-invest LLC(2)...........................       3,978,024              3.2%
JWC Co-invest III LLC(2)...........................         737,532                 *
David E. Dovenberg(4)..............................       6,650,724              5.4%
David W. Dupree(5)(6)..............................      20,000,004             16.2%
Brent D. Williams(6)(7)............................      20,000,004             16.2%
Jeffrey L. Singer..................................       1,112,676                 *
Gary D. Blackford(8)...............................       1,295,460              1.1%
Andrew R. Amicon...................................         303,936                 *
John A. Gappa......................................         120,000                 *
Samuel B. Humphries................................         210,480                 *
J.W. Childs Equity Partners III, L.P.(2)...........      34,262,472             27.8%
Halifax Capital Partners, L.P.(5)..................      20,000,004             16.2%
All officers, directors and advisory directors as a
  group (12 persons)...............................     121,531,284             98.6%

---------------

 *  Less than 1%.

(1) Except as indicated by footnote, the persons named in the table above have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) The address for these stockholders is c/o J.W. Childs Associates, L.P., 111 Huntington Avenue, Boston, Massachusetts 02199-7610.

(3) Includes 52,859,976 shares of common stock held by JWC Fund I, 34,262,472 shares of common stock held by JWC Fund III, 737,532 shares of common stock held by JWC Co-invest III LLC and 3,978,024 shares held by JWC UHS Co-invest LLC which this stockholder may be deemed to beneficially own by virtue of his position with J.W. Childs Associates, L.P., an affiliate of JWC Fund I, JWC Fund III and, JWC Co-invest III LLC and JWC UHS Co-invest LLC.

(4) Includes 54,000 shares of common stock held by Mr. Dovenberg's son and 2,788,092 shares of common stock held by Mr. Dovenberg's wife which may be deemed to be beneficially owned by Mr. Dovenberg.

(5) The address for these stockholders is c/o The Halifax Group, 1133 Connecticut Avenue, N.W., Suite 725, Washington, D.C. 20036.

(6) Includes 20,000,004 shares of common stock held by Halifax Capital Partners, L.P. which this stockholder may be deemed to beneficially own by virtue of his position with The Halifax Group, L.L.C.

(7) The address for this stockholder is c/o The Halifax Group, 200 Crescent Court, Suite 1040, Dallas, Texas 75201.

(8) Includes 545,460 shares of common stock held by Mr. Blackford's wife which may be deemed to be beneficially owned by Mr. Blackford.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PREFERRED STOCK AND WARRANTS

     On August 17, 1998, we issued 6,000 shares of our series A preferred stock to an affiliate of JWC Fund I, the holder of approximately 68% (including affiliates) of our common stock on a fully-diluted basis prior to the recapitalization. The series A preferred stock was redeemed in full, plus accrued dividends, with the proceeds of our issuance of 6,246 shares of our series B preferred stock and a warrant to purchase 2,940,000 shares of our common stock, which we issued on December 18, 1998 for an aggregate purchase price of approximately $6.2 million. All of the series B preferred stock was subject to mandatory redemption on the earlier to occur of (i) the first date after a change in control on which all of our old notes were repaid, retired or redeemed and we were permitted to redeem the series B preferred stock in conformance with the terms of other agreements or instruments with respect to capital stock or indebtedness or (ii) August 17, 2008. The series B preferred stock was redeemable by us at any time in an amount equal to any accrued and unpaid dividends on such series B preferred stock plus a per share redemption price.

     The warrant was exercisable at any time, in whole or in part, from December 18, 1998 until August 17, 2008 at an exercise price of $.01 per share. The number of shares issuable under the warrant was subject to certain antidilution adjustments in the event that (i) we declared a dividend or other distribution on any class of capital stock payable in our common stock, (ii) we issued options, rights or warrants to all holders of our common stock, (iii) we initiated a stock split or reclassification of our common stock, (iv) we entered into a consolidation or sale of all or substantially all of our assets or (v) we repurchased any of our common stock from JWC Fund I.

     As described below under "-- Repurchase of Outstanding Securities," in connection with the recapitalization, we repurchased the warrants and the outstanding shares of our series B preferred stock on October 17, 2003.

FORMER STOCKHOLDERS' AGREEMENT

     Prior to the recapitalization, all of our stockholders, including each executive officer and director who owned common stock, and the stockholders affiliated with JWC Fund I, were parties to a stockholders' agreement governing aspects of the relationship among the parties and their ownership of our common stock. Under the agreement, stockholders were restricted from transferring their shares of common stock, except in certain instances. In the event of the termination of employment of a stockholder who was a member of management, we, or another stockholder designated by us, could have purchased shares of common stock held by the terminated employee. If we chose not to purchase the shares held by the terminated employee, the employee could have forced us to purchase the shares of common stock held by the employee. In addition, the agreement permitted certain stockholders to "tag along," or participate, in the sale of shares of our common stock by a stockholder. For example, if one stockholder entered into a transaction to sell or otherwise dispose of such stockholder's interest in our common stock or in vested options to acquire our common stock, all other stockholders then had the right to participate in such transaction on a pro rata basis. The agreement also granted the stockholders affiliated with JWC Fund I the right to "drag along" other stockholders in the event that they wanted to sell their shares of our common stock in a change of control to an unaffiliated third party. For example, if stockholders holding a majority of our common stock and vested options to acquire our common stock decided to sell at least 50% of such common stock and vested options, these stockholders could have forced all other stockholders to participate in such sale on a pro rata basis. Under the agreement, the stockholders had the right to participate pro rata in a registration statement that we prepared to effect the registration of shares of our common stock held by JWC Fund I. In connection with the recapitalization, this agreement was amended and restated as described under "-- New Stockholders' Agreement" below.

NEW STOCKHOLDERS' AGREEMENT

     In connection with the recapitalization, on October 17, 2003, our former stockholders' agreement was amended and restated. The stockholders of our recapitalized company, including each executive officer, director and employee who owns common stock, are parties to that agreement. Under this new stockholders' agreement, stockholders, other than stockholders affiliated with JWC Fund I or JWC Fund III, are restricted from transferring their shares of common stock, except in certain instances. Subject to certain limited exceptions, in the event that any stockholder, other than stockholders affiliated with JWC Fund I or JWC Fund III, proposes to transfer shares of common stock, we and/or the stockholders affiliated with JWC Fund I, JWC Fund III and/or Halifax (as applicable) will have a right of first refusal to purchase all (but not less than all) of the shares of common stock proposed to be sold on the same terms and conditions as apply to the proposed transferee. This right of first refusal will terminate upon the consummation of our initial public offering. In addition, this stockholders' agreement permits certain stockholders to "tag along," or participate, on a pro rata basis, in any sale by the stockholders affiliated with JWC Fund I or JWC Fund III of more than 5% of the total common stock equivalents (as defined) held by them on October 17, 2003, subject to certain limited exceptions. This stockholders' agreement also grants the stockholders affiliated with JWC Fund I or JWC Fund III the right, subject to certain limited exceptions, to "drag along" the other stockholders in the event that they decide to sell at least 50% of the total common stock equivalents then held by them by requiring the other stockholders to participate in such sale on a pro rata basis. Furthermore, starting on the fifth anniversary of October 17, 2003, and on each anniversary thereafter, the stockholders affiliated with JWC Fund III, on the one hand, and the stockholders affiliated with Halifax, on the other hand, will have the right to cause us to consummate a sale constituting a change of control. However, this demand sale right may not be exercised if the proposed sale would not yield an internal rate of return, or IRR, to the party not exercising the demand sale right of at least 25%. After the demand sale right has been exercised, it may be blocked by the non-exercising party if, based on the per share price to be paid by the third-party acquiror, an IRR of at least 25% would not be achieved. In addition, the party not exercising the demand sale right will have a blocking right of first refusal to purchase all, but not less than all, of the common stock then held by the party exercising the demand sale right. This stockholders' agreement also grants to the stockholders affiliated with JWC Fund I, the stockholders affiliated with JWC Fund III and the stockholders affiliated with Halifax the right, subject to customary exceptions, to cause us to effect the registration of common stock held by them, in which case the other stockholders will have the right, subject to customary cut-backs, to participate pro rata in such registration. The stockholders affiliated with Halifax may request only one demand registration and we will be obligated to effect the Halifax demand registration only after our initial public offering has been consummated and after the first demand registration requested by stockholders affiliated with JWC Fund I and/or JWC Fund III (as applicable) has been completed. In addition, all stockholders signatory to the stockholders' agreement have the right, subject to customary cut-backs, to participate pro rata in a registration statement that we prepare to effect the registration of common stock for our own account. Under this stockholders' agreement, the stockholders affiliated with JWC Fund I or JWC Fund III have the right to designate an unspecified number of directors to serve on our board of directors (including directors constituting a majority of our board of directors), the stockholders affiliated with Halifax have the right to designate two directors to serve on our board of directors (for so long as Halifax owns 5% or more of our common stock equivalents) and the other stockholders have agreed to vote their shares of common stock to elect these designees. The stockholders affiliated with Halifax (both by virtue of the two directors to be designated by them and in their capacity as stockholders) have a veto right over certain material transactions, which veto right will terminate when the stockholders affiliated with Halifax own less than 5% of our common stock equivalents. Subject to certain customary exceptions, in the event that we offer to sell any common stock equivalents after the date of the stockholders' agreement, each stockholder affiliated with JWC Fund I or JWC Fund III, on the one hand, and each stockholder affiliated with Halifax, on the other hand, will have the right to purchase that number of shares offered by us so as to maintain their respective proportionate ownership interests.

MANAGEMENT AGREEMENTS

     Prior to the recapitalization, we were party to a management agreement with J.W. Childs Associates, L.P. (of which Mr. Segal and Mr. Yun are Partners, Mr. Cannizzaro is an Operating Partner and Mr. Tricolli is a Vice President) under which we were obligated to pay J.W. Childs Associates, L.P. an annual management fee of $240,000 in consideration of its ongoing provision of certain consulting and management advisory services. Payments under this management agreement could be made only to the extent permitted by our previous revolving credit facility and the indenture governing our old notes. In connection with the recapitalization, we entered into an amendment to this management agreement which provides for the payment of an annual management fee of $360,000. Such payment may be made only to the extent permitted by our new senior secured credit facility and the indenture governing the notes.

     In addition, in connection with the recapitalization, we entered into a management agreement with Halifax GenPar, L.P., the general partner of Halifax, pursuant to which we will pay to Halifax GenPar, L.P. an annual management fee of $120,000 in consideration of its ongoing provision of certain consulting and management advisory services. Payments under this management agreement may be made only to the extent permitted by our new senior secured credit facility and the indenture governing the notes. Mr. Dupree is a Managing Director and Mr. Williams is a Principal of The Halifax Group.

STOCK PURCHASE AGREEMENT

     Pursuant to a stock purchase agreement, on October 17, 2003, we sold an aggregate of 55 million shares of our common stock to JWC Fund III, JWC Co-invest III LLC (an affiliate of JWC Fund III) and Halifax, for a purchase price of $1.00 per share, or aggregate consideration of $55.0 million. In addition, pursuant to the stock purchase agreement, on October 17, 2003, we sold 750,000 shares of our common stock to our Chief Executive Officer for a purchase price of $1.00 per share, or aggregate consideration of $750,000. In addition, pursuant to the stock purchase agreement, on October 28, 2003, we sold an aggregate of 397,200 shares of our common stock to certain other members of our senior management, including John A. Gappa, Samuel B. Humphries, Walter T. Chesley, David G. Lawson, Joseph P. Schiesl and Timothy R. Travis, for a purchase price of $1.00 per share, or aggregate consideration of $397,200. See "Principal Stockholders" for information regarding the ownership interests of JWC Fund III, Halifax and our other principal stockholders. JWC Fund III is an affiliate of JWC Fund I, the holder of approximately 68% (including affiliates) of our common stock on a fully-diluted basis prior to the recapitalization. JWC Fund I and JWC Fund III share the same general partner, and Messrs. Segal, Tricolli and Yun are officers of that general partner. In addition, certain of our directors are officers of The Halifax Group. The stock purchase agreement contains customary representations, warranties and covenants. The consummation of the transactions contemplated by the stock purchase agreement is subject to customary indemnification obligations, except that in the event that we are liable for the payment of damages under the stock purchase agreement, we will make payment either by issuing additional shares of our common stock (in the case where the purchasers have not suffered direct damages, for example, if a claim for indemnification is based on the diminution of our value) or by making payment in cash (in the case where the purchasers have suffered direct damages, for example, if a third party claim has been asserted against them, or to the extent that the issuance of additional shares of our common stock would trigger an ownership change under Section 382 of the Internal Revenue Code). If we make payment of damages by issuing additional shares of our common stock, the equity held by stockholders other than the purchasers will be reduced to the extent of such damages and the equity held by the purchasers will be proportionately increased relative to their aggregate investment of approximately $55.8 million. In connection with Halifax's equity investment, we paid to Halifax GenPar, L.P. a closing fee in the amount of $400,000.

REPURCHASE OF OUTSTANDING EQUITY SECURITIES

     In connection with the recapitalization, on October 28, 2003, we repurchased or canceled 64,565,844.84 shares of our common stock and options exercisable into 37,770,672 shares of our common stock from current and former employees (including certain of our directors and members of management), and all of the outstanding shares of our series B preferred stock and warrants exercisable into 2,940,000 shares of our common stock, using $102.6 million of the proceeds of the recapitalization. Pursuant to this equity repurchase, we purchased 8,115,384 shares of common stock and options exercisable into 5,621,280 shares of common stock, constituting 5.9% of our outstanding shares of common stock in the aggregate prior to the recapitalization, from David E. Dovenberg, the Chairman of our Board of Directors, and 55,766,424 shares of common stock from JWC Fund I (including affiliates) constituting 40.7% of our outstanding shares of common stock in the aggregate prior to the recapitalization.

OLD NOTES

     J.W. Childs Public Securities Fund, an affiliate of JWC Fund I and JWC Fund III, owned approximately $0.3 million aggregate principal amount of our old notes. All of the partners of J.W. Childs Public Securities Fund are employees of J.W. Childs Associates, L.P. Mr. Segal has an approximately 36% interest in J.W. Childs Public Securities Fund. J.W. Childs Public Securities Fund tendered all of such notes and consented to the amendments to the indenture governing our old notes which eliminated substantially all of the restrictive covenants and certain related events of default. See "Prospectus Summary -- The Recapitalization -- Tender Offer for 10 1/4% Senior Notes due 2008."

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with Messrs. Dovenberg, Blackford, Gappa, Chesley and Schiesl, and in connection with the recapitalization, we entered into a new employment agreement with Mr. Dovenberg. Each such employment agreement is described in this prospectus under the caption "Management -- Employment Agreements."

DIRECTOR COMPENSATION

     None of Mr. Dovenberg, directors who are employees or directors who are affiliated with JWC Fund I or Halifax receives any compensation directly for serving on our board of directors. Our advisory director is entitled to receive a $5,000 retainer per quarter, $1,000 for each meeting of our board of directors attended in person, $500 for each meeting of our board of directors attended telephonically, $500 for each committee meeting attended and $1,250 per quarter for serving as the chairman of our audit committee. In addition, our advisory director will be entitled to receive grants of stock options.

                       DESCRIPTION OF NEW SENIOR SECURED
                                CREDIT FACILITY

     Concurrently with the closing of the offering, on October 17, 2003, we entered into a new senior secured credit facility consisting of up to a $100,000,000 revolving credit facility with General Electric Capital Corporation, as administrative agent for the lenders, GE Capital Markets Group, Inc., as joint lead arranger, Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., as joint lead arranger, syndication agent and lender, and a syndicate of lenders. $5 million of the senior secured credit facility is available to us for letters of credit. Borrowing availability under our new senior secured credit facility is subject to a borrowing base equal to the sum of (i) up to 85% of our eligible accounts receivable, (ii) up to 55% of our eligible rental equipment (as defined in our former revolving credit facility),
(iii) up to 50% of our eligible wholesale disposables (as defined in our former revolving credit facility) and (iv) up to 20% of our eligible equipment disposables (as defined in our former revolving credit facility). Borrowing availability is further be subject to the establishment of certain customary reserves specified therein. All of our obligations under our senior secured credit facility will be guaranteed by all of our future subsidiaries, if any. Our senior secured credit facility is secured by all of our existing and after-acquired assets and those of all of our future subsidiaries, if any, including a pledge of all equity interests of our subsidiaries held directly or indirectly by us, if any.

     Our borrowings under the senior secured credit facility bear interest, at our option, with reference to the index rate (defined as a floating rate equal to the higher of the rate published in The Wall Street Journal as the "base rate on corporate loans posted by at least 75% of the nation's 30 largest banks" or the federal funds rate plus 0.5% per year) or the LIBOR rate (as defined). Index rate loans accrue interest at between 1.5% and 2.0% over the index rate, depending on our leverage ratio. LIBOR rate loans accrue interest at between 2.75% and 3.25% over the one, two, three or six-month reserve-adjusted LIBOR rate, depending on our leverage ratio.

     The term of our senior secured credit facility is five years. Customary commitment and administrative fees were payable on the closing date of our senior secured credit facility and will be payable on each anniversary of the closing date. Over the term of our senior secured credit facility, we will pay a fee on the unused portion of our senior secured credit facility at a rate of either 0.50% or 0.75% per year, depending on how much of our senior secured credit facility is unused. We will also pay, over the term of our senior secured credit facility, a fee on outstanding letters of credit at a rate of between 2.75% and 3.25% per year, depending on our leverage ratio.

     Our senior secured credit facility contains customary affirmative and negative covenants with respect to us and all of our future subsidiaries, if any. The affirmative covenants require us and our future subsidiaries, if any, to furnish monthly and quarterly unaudited financial statements, monthly borrowing base certificates, annual audited financial statements and an annual operating plan; maintain our corporate existence; take actions necessary to perfect and protect the security interests granted to secure our senior secured credit facility; maintain specified insurance coverage; and comply with all applicable laws. The negative covenants place limits on our ability and that of our future subsidiaries, if any, to enter into mergers, acquire substantially all of the assets of any business entity, make loans or other investments, incur or guarantee indebtedness, prepay certain indebtedness (including voluntary prepayments of the notes), enter into transactions with affiliates, alter the character of our business, create liens on our property, pay dividends and dispose of our stock or assets. Our senior secured credit facility also contains financial covenants with respect to us and our future subsidiaries, if any, including a limitation on capital expenditures, a minimum interest coverage ratio test and a maximum leverage ratio test.

     Subject to certain exceptions, borrowings under our senior secured credit facility are required to be prepaid with 100% of the net proceeds of the sale or issuance of debt securities, 75% of the net proceeds of the sale or issuance of equity securities, 100% of the net proceeds of any disposition of assets outside of the ordinary course of business and 100% of the net proceeds from any pension plan termination. Certain of these prepayments will result in a current and equivalent reduction in commitments under our new senior secured credit facility.

     Events of default under our senior secured credit facility include, among other events, the failure to pay any principal, interest and fees on the applicable due date; the violation of any negative covenant; the failure to comply with any reporting requirements within five days of the due date; the failure to comply with any other provision of our senior secured credit facility (with certain failures being subject to a 30-day grace period); default under other agreements involving indebtedness of more than $5,000,000; any default under the indenture governing the notes; the filing of a bankruptcy or similar proceeding by or against us or any of our future subsidiaries, if any; the entry of a judgment for more than $5,000,000 against us or any of our future subsidiaries, if any, where the judgment is not covered by insurance; and a change of control with respect to us or any of our future subsidiaries, if any.

                              DESCRIPTION OF NOTES

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "UHS" refers only to Universal Hospital Services, Inc. and not to any of its subsidiaries.

     UHS issued the initial notes and will issue the exchange notes under an indenture between itself and Wells Fargo Bank, National Association, as trustee, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

     The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are incorporated by reference and filed as exhibits to the registration statement of which this prospectus forms a part, respectively, and are available as set forth below under "-- Additional Information." Certain defined terms used in this description but not defined below under "-- Certain Definitions" have the meanings assigned to them in the indenture.

     The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

BRIEF DESCRIPTION OF THE NOTES

     The notes:

     - are general unsecured obligations of UHS;

     - are pari passu in right of payment with all existing and future unsecured senior Indebtedness of UHS; and

     - are senior in right of payment to all existing and future subordinated Indebtedness of UHS.

However, the notes are effectively subordinated to all borrowings under the new senior credit facility, which is secured by substantially all of the assets of UHS. See "Risk Factors -- Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors."

PRINCIPAL, MATURITY AND INTEREST

     UHS initially issued $260.0 million in aggregate principal amount of notes in the offering. UHS may issue additional notes under the indenture from time to time after the offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. UHS issued the initial notes and will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on November 1, 2011.

     Interest on the notes will accrue at the rate of 10.125% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2004. Interest on overdue principal and interest and Special Interest will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. UHS will make each interest payment to the holders of record on the immediately preceding April 15 and October 15.

     Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

     If a holder of notes has given wire transfer instructions to UHS, UHS will pay all principal, interest and premium and Special Interest, if any, on that holder's notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless UHS elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The trustee will initially act as paying agent and registrar. UHS may change the paying agent or registrar without prior notice to the holders of the notes, and UHS or any of its Subsidiaries may act as paying agent or registrar.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. UHS is not required to transfer or exchange any note selected for redemption. Also, UHS is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

SUBSIDIARY GUARANTEES

     On the date of the indenture, UHS did not have any Subsidiaries and there were no Guarantors. As described below under "-- Limitations on Issuances of Guarantees of Indebtedness," in certain circumstances future Restricted Subsidiaries of UHS will be required to guarantee the obligations of UHS under the notes and the indenture. These Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

     Certain future Restricted Subsidiaries of UHS will not be required to guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

     Furthermore, under the circumstances described below under the caption
"-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our future subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

OPTIONAL REDEMPTION

     At any time prior to November 1, 2006, UHS may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of

110.125% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

         (1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by UHS and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

         (2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

     On or after November 1, 2007, UHS may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

YEAR                                                          PERCENTAGE
----                                                          ----------
2007........................................................   105.063%
2008........................................................   102.531%
2009 and thereafter.........................................   100.000%

     Except pursuant to the preceding paragraphs, the notes will not be redeemable at UHS' option prior to November 1, 2007. Unless UHS defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

MANDATORY REDEMPTION

     UHS is not required to make mandatory redemption or sinking fund payments with respect to the notes.

REPURCHASE AT THE OPTION OF HOLDERS

CHANGE OF CONTROL

     If a Change of Control occurs, each holder of notes will have the right to require UHS to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to the offer described below (the "Change of Control Offer") on the terms set forth in the indenture. In the Change of Control Offer, UHS will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased, to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within ten days following any Change of Control, UHS will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

     UHS will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, UHS will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

     On the Change of Control Payment Date, UHS will, to the extent lawful:

         (1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

         (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

         (3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by UHS.

     The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

     UHS will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The provisions described above that require UHS to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that UHS repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

     UHS will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by UHS and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or
(2) notice of redemption has been given pursuant to the indenture as described above under the caption "-- Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

     The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of UHS and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require UHS to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of UHS and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

ASSET SALES

     UHS will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

         (1) UHS (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

         (2) at least 75% of the consideration received in the Asset Sale by UHS or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

               (a) any liabilities, as shown on UHS' most recent consolidated balance sheet, of UHS or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases UHS or such Restricted Subsidiary from further liability;

               (b) any securities, notes or other obligations received by UHS or any such Restricted Subsidiary from such transferee that are, within 90 days of the Asset Sale, converted by UHS or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

               (c) any stock or assets of the kind referred to in clauses (2) or
         (4) of the next paragraph of this covenant.

     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, UHS (or the applicable Restricted Subsidiary, as the case may be) may apply those Net Proceeds at its option:

         (1) to repay Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

         (2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of UHS;

         (3) to make a capital expenditure; or

         (4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

     Pending the final application of any Net Proceeds, UHS may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, UHS will make an offer to purchase (an "Asset Sale Offer") to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, UHS may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

     UHS will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, UHS will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

     UHS' Credit Facility contains prohibitions on the ability of UHS to voluntarily repurchase, redeem or prepay certain of its indebtedness, including the notes, and limitations on UHS' ability to engage in Asset Sales, and provides that any Change of Control under the indenture governing the notes constitutes an event of default under the Credit Facility. Additionally, future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require UHS to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on UHS. In the event a Change of Control or Asset Sale occurs at a time when UHS is prohibited from purchasing notes, UHS could seek the consent of its other lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If UHS does not obtain a consent or repay those borrowings, UHS will remain prohibited from purchasing notes. In that case, UHS' failure to purchase tendered notes would constitute an Event of Default under the indenture which, in turn, may constitute a default under the other indebtedness. Finally, UHS' ability to pay cash to the holders of notes upon a repurchase may be limited by UHS' then existing financial resources. See "Risk Factors -- We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture."

SELECTION AND NOTICE

     If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

         (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

         (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

     No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

     If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

CERTAIN COVENANTS

RESTRICTED PAYMENTS

     UHS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

         (1) declare or pay any dividend or make any other payment or distribution on account of UHS' or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving UHS or any of its Restricted Subsidiaries) or to the direct or indirect holders of UHS' or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of UHS, (B) dividends or distributions payable to UHS or a Restricted Subsidiary of UHS, (C) payments and distributions made within 60 days of the date of the indenture in connection with the Recapitalization and (D) payments made pursuant to the indemnification provisions contained in the Stock Purchase Agreement);

         (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving UHS) any Equity Interests of UHS (other than purchases, redemptions, acquisitions and retirements made within 60 days of the date of the indenture in connection with the Recapitalization) or any direct or indirect parent of UHS;

         (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of UHS or any Guarantor that is contractually subordinated to the notes or any Subsidiary Guarantee (excluding any intercompany Indebtedness between or among UHS and any of its Restricted Subsidiaries), except a payment of interest at the stated maturity thereof, other than payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the date of the Stated Maturity thereof; or

         (4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

         (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

         (2) UHS would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock;" and

         (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by UHS and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

               (a) 50% of the Consolidated Net Income of UHS for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of UHS' most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

               (b) 100% of the aggregate net cash proceeds received by UHS since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of UHS (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of UHS that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of UHS); provided, however, that any proceeds received by UHS from a sale or issuance of Equity Interests of UHS as part of the Recapitalization shall be disregarded for purposes of this clause 3(b); plus

               (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash or Cash Equivalents, the lesser of (i) the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

               (d) to the extent that any Unrestricted Subsidiary of UHS designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of
         (i) the Fair Market Value of UHS' Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

               (e) 50% of any dividends received by UHS or a Restricted Subsidiary of UHS that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of UHS, to the extent that such dividends were not otherwise included in Consolidated Net Income of UHS for such period.

     So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

         (1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

         (2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of UHS) of, Equity Interests of UHS (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to UHS; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause
     (3)(b) of the preceding paragraph;

         (3) the defeasance, redemption, repurchase or other acquisition of Indebtedness of UHS or any Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

         (4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of UHS to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of equity interests in such Restricted Subsidiary;

         (5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of UHS or any Restricted Subsidiary of UHS held by any current or former officer, director or employee of UHS or any of its Restricted Subsidiaries (or permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.5 million in any calendar year;

         (6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

         (7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of UHS or any Restricted Subsidiary of UHS or to holders of any class of preferred stock of any Restricted Subsidiary, in each case, issued on or after the date of the indenture in accordance with the Fixed Charge Coverage test described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock;"

         (8) payments made to purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of UHS or any Restricted Subsidiary or any Indebtedness of UHS or any Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee, in each case, pursuant to provisions requiring UHS or such Restricted Subsidiary to offer to purchase, redeem, defease or otherwise acquire or retire for value such Capital Stock or subordinated Indebtedness upon the occurrence of a "change of control" or with the proceeds of "asset sales" as defined in the charter provisions, agreements or instruments governing such Capital Stock or subordinated Indebtedness; provided, however, that a Change of Control

     Offer or Asset Sale Offer, as applicable, has been made and UHS has purchased all notes validly tendered in connection with that Change of Control Offer or Asset Sale Offer; and

         (9) other Restricted Payments in an aggregate amount not to exceed $15.0 million since the date of the indenture.

     The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by UHS or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of UHS, whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $20.0 million.

INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

     UHS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and UHS will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that UHS may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for UHS' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least (a) 2.0 to 1, if the date of such incurrence or issuance is prior to November 1, 2005, or (b) 2.25 to 1, if the date of such incurrence or issuance is on or after November 1, 2005, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

         (1) the incurrence by UHS and any Guarantor of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of UHS and its Restricted Subsidiaries thereunder) not to exceed the greater of (a) $100.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by UHS or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales" or (b) the amount of the Borrowing Base on the date of such incurrence;

         (2) the incurrence by UHS and its Restricted Subsidiaries of the Existing Indebtedness;

         (3) the incurrence by UHS of Indebtedness represented by the initial notes which were issued on the date of the indenture and the exchange notes to be issued pursuant to the registration rights agreement;

         (4) the incurrence by UHS or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of UHS or any of its Restricted Subsidiaries, in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

         (5) the incurrence by UHS or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (5) or (12) of this paragraph;

         (6) the incurrence by UHS or any of its Restricted Subsidiaries of intercompany Indebtedness between or among UHS and any of its Restricted Subsidiaries; provided, however, that:

               (a) if UHS or any Guarantor is the obligor on such Indebtedness and the payee is not UHS or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of UHS, or the Subsidiary Guarantee, in the case of a Guarantor; and

               (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than UHS or a Restricted Subsidiary of UHS and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either UHS or a Restricted Subsidiary of UHS, will be deemed, in each case, to constitute an incurrence of such Indebtedness by UHS or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

         (7) the issuance by any of UHS' Restricted Subsidiaries to UHS or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

               (a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than UHS or a Restricted Subsidiary of UHS; and

               (b) any sale or other transfer of any such preferred stock to a Person that is not either UHS or a Restricted Subsidiary of UHS,

         will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

         (8) the incurrence by UHS or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

         (9) the guarantee by UHS or any of the Guarantors of Indebtedness of UHS or a Restricted Subsidiary of UHS that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to the notes, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

         (10) the incurrence by UHS or any of its Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance, completion and surety bonds or guarantees, and similar types of obligations in the ordinary course of business;

         (11) the incurrence by UHS or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

         (12) the incurrence by UHS or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock; and

         (13) the incurrence by UHS or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $25.0 million.

     UHS will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of UHS or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of UHS solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

     For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, UHS will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

     The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount or other value, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of UHS as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that UHS or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

     The amount of any Indebtedness outstanding as of any date will be:

         (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

         (2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

         (3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

               (A) the Fair Market Value of such assets at the date of determination; and

               (B) the amount of the Indebtedness of the other Person that is secured by such assets.

LIENS

     UHS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

     UHS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

         (1) pay dividends or make any other distributions on its Capital Stock to UHS or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to UHS or any of its Restricted Subsidiaries;

         (2) make loans or advances to UHS or any of its Restricted Subsidiaries; or

         (3) transfer any of its properties or assets to UHS or any of its Restricted Subsidiaries.

     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

         (1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

         (2) the indenture, the notes and the Subsidiary Guarantees;

         (3) applicable law, rule, regulation or order;

         (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by UHS or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

         (5) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

         (6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

         (7) any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

         (8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

         (9) Liens permitted to be incurred under the provisions of the covenant described above under the caption "-- Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

         (10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of UHS' Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

         (11) restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     UHS may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not UHS is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of UHS and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

         (1) either: (a) UHS is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than UHS) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

         (2) the Person formed by or surviving any such consolidation or merger (if other than UHS) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of UHS under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

         (3) immediately after such transaction, no Default or Event of Default exists; and

         (4) UHS or the Person formed by or surviving any such consolidation or merger (if other than UHS), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption
     "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

     In addition, UHS may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

     This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

         (1) a merger of UHS with an Affiliate solely for the purpose of reincorporating UHS in another jurisdiction; or

         (2) any merger, consolidation, sale, transfer, assignment, conveyance, lease or other disposition of assets between or among UHS and its Restricted Subsidiaries.

TRANSACTIONS WITH AFFILIATES

     UHS will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of UHS (each, an "Affiliate Transaction"), unless:

         (1) the Affiliate Transaction is on terms that are no less favorable to UHS or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by UHS or such Restricted Subsidiary with an unrelated Person; and

         (2) UHS delivers to the trustee:

               (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of

         Directors of UHS set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

               (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to UHS or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided, however, that the aforementioned opinion will not be required in the case of any issuance of Disqualified Stock that is subject to this covenant.

     The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

         (1) compensation arrangements, any employment agreement, employee benefit plan, officer and director indemnification agreement or any similar arrangement entered into by UHS or any of its Restricted Subsidiaries in the ordinary course of business;

         (2) transactions between or among UHS and/or its Restricted
     Subsidiaries;

         (3) transactions with a Person (other than an Unrestricted Subsidiary of UHS) that is an Affiliate of UHS solely because UHS owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

         (4) payment of reasonable directors' fees to Persons who are not otherwise Affiliates of UHS;

         (5) any issuance of Equity Interests (other than Disqualified Stock);

         (6) Restricted Payments that do not violate the provisions of the indenture described above under the caption "-- Restricted Payments;"

         (7) loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding;

         (8) transactions within 60 days of the date of the indenture in connection with the consummation of the Recapitalization;

         (9) the agreements described herein under the caption "Certain Relationships and Related Transactions" and certain other agreements listed on a schedule to the Indenture, in each case, as in effect on the date of the indenture, or any amendment thereto (so long as the amended agreement is not more disadvantageous to the holders of the notes in any material respect than such agreement immediately prior to such amendment) or any transaction contemplated thereby; and

         (10) the payment of management fees to the Equity Sponsors, including any management fees paid pursuant to those agreements described herein under the caption "Certain Relationships and Related
     Transactions -- Management Agreements," in an amount not to exceed $750,000 in any calendar year.

BUSINESS ACTIVITIES

     UHS will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to UHS and its Restricted Subsidiaries taken as a whole.

DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

     The Board of Directors of UHS may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by UHS and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "-- Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by UHS. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of UHS may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

LIMITATIONS ON ISSUANCES OF GUARANTEES OF INDEBTEDNESS

     UHS will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of UHS unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee will be senior to or pari passu with such Restricted Subsidiary's Guarantee of or other obligations in respect of such other Indebtedness.

     The Subsidiary Guarantee of a Guarantor will automatically and unconditionally be released:

         (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) UHS or a Restricted Subsidiary of UHS, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

         (2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) UHS or a Restricted Subsidiary of UHS, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

         (3) if UHS designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

         (4) upon legal defeasance or satisfaction and discharge of the notes as provided below under the captions "-- Defeasance" and "-- Satisfaction and Discharge"; or

         (5) the release by the holders of the Indebtedness of UHS described in the preceding paragraph of their pledge of assets of, or their Guarantee by, such Restricted Subsidiary, so long as, at such time, no other Indebtedness of UHS has been secured or Guaranteed by such Restricted Subsidiary.

See "-- Repurchase at the Option of Holders -- Asset Sales."

     The form of the Subsidiary Guarantee is attached as an exhibit to the indenture.

PAYMENTS FOR CONSENT

     UHS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

REPORTS

     Whether or not required by the Commission's rules and regulations, so long as any notes are outstanding, UHS will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the Commission's rules and regulations:

         (1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if UHS were required to file such reports; and

         (2) all current reports that would be required to be filed with the Commission on Form 8-K if UHS were required to file such reports.

     All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on UHS' consolidated financial statements by UHS' certified independent accountants. In addition, UHS will file a copy of each of the reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the Commission will not accept such a filing) and will post the reports on its website within those time periods.

     If, at any time, UHS is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, UHS will nevertheless continue filing the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. UHS agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept UHS' filings for any reason, UHS will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if UHS were required to file those reports with the Commission.

     If UHS has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of UHS and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of UHS.

     In addition, UHS agrees that, for so long as any notes remain outstanding, if at any time UHS and the Guarantors are not required to file the reports required by the preceding paragraphs with the Commission, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following is an Event of Default:

         (1) default for 30 days in the payment when due of interest on, or Special Interest with respect to, the notes;

         (2) default in payment when due of the principal of, or premium, if any, on the notes;

         (3) failure by UHS or any of its Restricted Subsidiaries to comply with the provisions described under the captions "-- Repurchase at the Option of Holders -- Change of Control," "-- Repurchase at the Option of
     Holders -- Asset Sales" or "-- Certain Covenants -- Merger, Consolidation or Sale of Assets;"

         (4) failure by UHS or any of its Restricted Subsidiaries for 30 days after written notice has been given to UHS by the trustee or to UHS and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

         (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by UHS or any of its Restricted Subsidiaries (or the payment of which is guaranteed by UHS or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

               (a) is caused by a failure to pay any such Indebtedness at its stated final maturity (a "Payment Default"); or

               (b) results in the acceleration of such Indebtedness prior to its stated final maturity,

         and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

         (6) failure by UHS or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $15.0 million in excess of amounts that are covered by insurance, which judgments are not paid, discharged or stayed for a period of 60 days;

         (7) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

         (8) certain events of bankruptcy or insolvency described in the indenture with respect to UHS or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to UHS, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

     Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Special Interest.

     Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

         (1) such holder has previously given the trustee written notice that an Event of Default is continuing;

         (2) holders of at least 25% in aggregate principal amount of the outstanding notes have requested in writing the trustee to pursue the remedy;

         (3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

         (4) the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

         (5) holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a written direction inconsistent with such request within such 60-day period.

     The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest on, or the principal of, the notes.

     In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of UHS with the intention of avoiding payment of the premium that UHS would have had to pay if UHS then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to November 1, 2007, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of UHS with the intention of avoiding the prohibition on redemption of the notes prior to November 1, 2007, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

     UHS is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, UHS is required to deliver to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of UHS or any Guarantor, as such, will have any liability for any obligations of UHS or the Guarantors under the notes, the indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     UHS may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

         (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such notes when such payments are due from the trust referred to below;

         (2) UHS' obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

         (3) the rights, powers, trusts, duties and immunities of the trustee, and UHS' and the Guarantor's obligations in connection therewith; and

         (4) the Legal Defeasance provisions of the indenture.

     In addition, UHS may, at its option and at any time, elect to have the obligations of UHS and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "-- Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance:

         (1) UHS must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and UHS must specify whether the notes are being defeased to maturity or to a particular redemption date;

         (2) in the case of Legal Defeasance, UHS must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) UHS has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

         (3) in the case of Covenant Defeasance, UHS must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

         (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which UHS or any Guarantor is a party or by which UHS or any Guarantor is bound;

         (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which UHS or any of its Subsidiaries is a party or by which UHS or any of its Subsidiaries is bound;

         (6) UHS must deliver to the trustee an officers' certificate stating that the deposit was not made by UHS with the intent of preferring the holders of notes over the other creditors of UHS with the intent of defeating, hindering, delaying or defrauding creditors of UHS or others; and

         (7) UHS must deliver to the trustee an officers' certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

     Without the consent of each noteholder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

         (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

         (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders");

         (3) reduce the rate of or change the time for payment of interest on any note;

         (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

         (5) make any note payable in money other than that stated in the notes;

         (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on the notes;

         (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders");

         (8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

         (9) make any change in the preceding amendment and waiver provisions.

     Notwithstanding the preceding, without the consent of any holder of notes, UHS, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Subsidiary Guarantees:

         (1) to cure any ambiguity, defect or inconsistency;

         (2) to provide for uncertificated notes in addition to or in place of certificated notes;

         (3) to provide for the assumption of UHS' or a Guarantor's obligations to holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of UHS' or such Guarantor's assets, as applicable;

         (4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

         (5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

         (6) to conform the text of the indenture, the Subsidiary Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of

     Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes;

         (7) to allow any Guarantor to execute a supplemental indenture and a Guarantee with respect to the notes; or

         (8) to evidence and provide for the acceptance of appointment under the indenture by a successor trustee.

SATISFACTION AND DISCHARGE

     The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

         (1) either:

               (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to UHS or discharged from the trust, have been delivered to the trustee for cancellation; or

               (b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and UHS or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

         (2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which UHS or any Guarantor is a party or by which UHS or any Guarantor is bound;

         (3) UHS or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

         (4) UHS has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

     In addition, UHS must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

CONCERNING THE TRUSTEE

     If the trustee becomes a creditor of UHS or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue (if the indenture has been qualified under the Trust Indenture Act) or resign.

     The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Universal Hospital Services, Inc., 3800 West 80th Street, Bloomington, Minnesota 55431, Attention:
Walter T. Chesley.

BOOK-ENTRY, DELIVERY AND FORM

     Exchange notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below, including the Euroclear System ("Euroclear") and Clearstream Banking, S.A. ("Clearstream") (as indirect participants in DTC), unless transferred to a person that takes delivery through a Global Note in accordance with the certification requirements described below.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "-- Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

DEPOSITORY PROCEDURES

     The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. UHS takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

     DTC has advised UHS that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised UHS that, pursuant to procedures that DTC has established:

         (1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

         (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

     Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal of, and interest and premium, if any, and Special Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, UHS and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither UHS, the trustee nor any agent of UHS or the trustee has or will have any responsibility or liability for:

         (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

         (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised UHS that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or UHS. Neither UHS nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and

UHS and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

     Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; provided, however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

     DTC has advised UHS that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, at any time that an Event of Default is continuing under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither UHS, the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF GLOBAL NOTES FOR CERTIFICATED NOTES

     A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

         (1) DTC (a) notifies UHS that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, UHS fails to appoint a successor depositary;

         (2) UHS, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

         (3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend unless that legend is not required by applicable law.

EXCHANGE OF CERTIFICATED NOTES FOR GLOBAL NOTES

     Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

SAME DAY SETTLEMENT AND PAYMENT

     UHS will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. UHS will make all payments of principal, interest and premium, if any, and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. UHS expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised UHS that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

REGISTRATION RIGHTS; SPECIAL INTEREST

     The following description is a summary of the material provisions of the registration rights agreement, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of the notes. See
"-- Additional Information."

     On October 17, 2003, UHS and the initial purchasers entered into the registration rights agreement. Pursuant to the registration rights agreement, UHS agreed to file with the Commission the Exchange Offer Registration Statement (as defined in the registration rights agreement) on the appropriate form under the Securities Act with respect to the exchange notes. Upon the effectiveness of the Exchange Offer Registration Statement, UHS and the Guarantors, if any, will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer (as defined in the registration rights agreement) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for exchange notes.

     If:

         (1) UHS and the Guarantors, if any, are not

               (a) required to file the Exchange Offer Registration Statement;
         or

               (b) permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

         (2) any holder of Transfer Restricted Securities notifies UHS prior to the 20th day following consummation of the Exchange Offer that:

               (a) it is prohibited by law or Commission policy from participating in the Exchange Offer;

               (b) it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering this prospectus and this prospectus is not appropriate or available for such resales; or

               (c) it is a broker-dealer and owns notes acquired directly from UHS or an affiliate of UHS,

UHS and the Guarantors, if any, will file with the Commission a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

     For purposes of the preceding, "Transfer Restricted Securities" means each initial note until the earlier to occur of:

         (1) the date on which such initial note has been exchanged by a Person other than a broker-dealer for an exchange note in the Exchange Offer;

         (2) following the exchange by a broker-dealer in the Exchange Offer of an initial note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

         (3) the date on which such initial note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

         (4) the date on which such initial note is distributed to the public pursuant to Rule 144 under the Securities Act.

     The registration rights agreement provides that:

         (1) UHS and the Guarantors will file an Exchange Offer Registration Statement with the Commission on or prior to 90 days after the closing of the offering;

         (2) UHS and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 210 days after the closing of the offering;

         (3) unless the Exchange Offer would not be permitted by applicable law or Commission policy, UHS and the Guarantors, if any, will:

               (a) commence the Exchange Offer; and

               (b) use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, exchange notes in exchange for all initial notes tendered prior thereto in the Exchange Offer; and

         (4) if obligated to file the Shelf Registration Statement, UHS and the Guarantors, if any, will use all commercially reasonable efforts to file the Shelf Registration Statement with the Commission on or prior to 45 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 90 days after such obligation arises.

     If:

         (1) UHS and the Guarantors, if any, fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

         (2) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date");

         (3) UHS and the Guarantors, if any, fail to consummate the Exchange Offer within 40 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

         (4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a "Registration Default"), then UHS and the Guarantors, if any, will pay Special Interest to each holder of initial notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such holder.

     The amount of the Special Interest will increase by an additional $.05 per week per $1,000 principal amount of initial notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of $.30 per week per $1,000 principal amount of initial notes.

     All accrued Special Interest will be paid by UHS and the Guarantors, if any, on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

     Following the cure of all Registration Defaults, the accrual of Special Interest will cease.

     Holders of initial notes will be required to make certain representations to UHS (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their initial notes included in the Shelf Registration Statement and benefit from the provisions regarding Special Interest set forth above. By acquiring Transfer Restricted Securities, a holder is deemed to have agreed to indemnify UHS and the Guarantors, if any, against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of initial notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from UHS.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person:

         (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

         (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

     "Asset Sale" means:

         (1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of UHS and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "-- Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "-- Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

         (2) the issuance of Equity Interests in any of UHS' Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

     Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

         (1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

         (2) a transfer of assets between or among UHS and its Restricted Subsidiaries;

         (3) an issuance of Equity Interests by a Restricted Subsidiary of UHS to UHS or to another Restricted Subsidiary of UHS or the issuance of Equity Interests by a Restricted Subsidiary of UHS in which UHS' percentage interest (direct and indirect) in the Equity Interests of such Restricted Subsidiary, after giving effect to such issuance, is at least equal to its percentage interest prior thereto;

         (4) the sale, lease, conveyance or other disposition of assets in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

         (5) the sale or other disposition of cash or Cash Equivalents; and

         (6) a Restricted Payment that does not violate the covenant described above under the caption "-- Certain Covenants -- Restricted Payments" or a Permitted Investment.

     "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

     "Board of Directors" means:

         (1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board; and

         (2) with respect to any other Person, the board or committee of such Person serving a similar function.

     "Borrowing Base" means, as of any date, an amount equal to:

         (1) 85% of the face amount of all accounts receivable owned by UHS and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 90 days past due; plus

         (2) 60% of the book value of all rental equipment owned by UHS and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date; plus

         (3) 50% of the book value of all wholesale disposables owned by UHS and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date; plus

         (4) 20% of the book value of all equipment disposables owned by UHS and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date.

     "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means:

         (1) in the case of a corporation, corporate stock;

         (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

         (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

         (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

     "Cash Equivalents" means:

         (1) United States dollars (including such dollars as are held as overnight bank deposits and demand deposits with banks);

         (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 360 days from the date of acquisition;

         (3) time deposit accounts, term deposit accounts, money market deposit accounts, time deposits, bankers' acceptances, certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

         (4) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

         (5) commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and, in each case, maturing within six months after the date of acquisition; and

         (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

     "Change of Control" means the occurrence of any of the following:

         (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of UHS and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

         (2) the adoption of a plan relating to the liquidation or dissolution of UHS (other than a transaction that complies with the provisions described under the caption "-- Certain Covenants -- Merger, Consolidation or Sale of Assets");

         (3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any "person" (as defined in clause (1) above) other than a Principal or a Related Party of a Principal becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of UHS, measured by voting power rather than number of shares;

         (4) UHS consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, UHS, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of UHS or such other Person is converted into or exchanged for cash, securities or other property, other than (a) any such transaction where the Voting Stock of UHS outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) or (b) any such transaction in which the surviving Person or transferee is a Person controlled by the Principals or their Related Parties; or

         (5) after an initial public offering of UHS or any direct or indirect parent of UHS, the first day on which a majority of the members of the Board of Directors of UHS are not Continuing Directors; provided, however, that the Principals and their Related Parties do not, at such time, in the aggregate, (a) Beneficially Own, directly or indirectly, more than 50% of the total voting power of the Voting Stock of UHS or (b) have the right or ability by voting power, contract or otherwise to elect or designate a majority of the Board of Directors of UHS.

     "Consolidated Cash Flow" means, for any period, the sum of, without duplication, Consolidated Net Income for such period, plus (or, in the case of clause (4) below, plus or minus) the following items to the extent included in computing Consolidated Net Income for such period:

         (1) Fixed Charges for such period; plus

         (2) the provision for federal, state, local and foreign income taxes of UHS and its Restricted Subsidiaries for such period; plus

         (3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

         (4) any other non-cash charges for such period, and minus non-cash items increasing Consolidated Net Income for such period, other than non-cash charges or items increasing

     Consolidated Net Income resulting from changes in prepaid assets or accrued liabilities in the ordinary course of business; plus

         (5) Minority Interest;

provided that fixed charges, income tax expense, depreciation and amortization expense and non-cash charges of a Restricted Subsidiary will be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income for such period.

     "Consolidated Net Income" means, for any period, the net income (or net loss) of UHS and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding:

         (1) any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses relating thereto);

         (2) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales, dispositions of securities or discontinued operations;

         (3) the portion of net income (or loss) of any Person (other than UHS or a Restricted Subsidiary) in which UHS or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to UHS or any Restricted Subsidiary in cash during such period;

         (4) the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, except to the extent that such net income is actually paid to UHS or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise; and

         (5) the cumulative effect of a change in accounting principles.

Notwithstanding clause (3) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of UHS who:

         (1) was a member of such Board of Directors on the date the initial notes were originally issued under the indenture;

         (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

         (3) was nominated by one or more of the Principals and their Related Parties.

     "Credit Agreement" means that certain credit agreement, dated as of October 17, 2003, by and among UHS, General Electric Capital Corporation, GE Capital Markets Group, Inc., Goldman Sachs Credit Partners L.P. and the lenders from time to time party thereto, providing for up to $100.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

     "Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require UHS to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that UHS may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption " -- Certain Covenants -- Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that UHS and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Equity Offering" means any issuance or sale of Equity Interests (other than Disqualified Stock) of UHS.

     "Equity Sponsors" means J.W. Childs Equity Partners, L.P., J.W. Childs Equity Partners III, L.P. and Halifax Capital Partners, L.P., and their respective Affiliates.

     "Existing Indebtedness" means Indebtedness of UHS and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

     "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of UHS (unless otherwise provided in the indenture).

     "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

     In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

         (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

         (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

         (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

         (4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

         (5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

         (6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

     "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

         (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

         (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

         (3) any interest accruing on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

         (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of UHS (other than Disqualified Stock) or to UHS or a Restricted Subsidiary of UHS, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "GAAP" means generally accepted accounting principles in the United States of America, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

     "Guarantors" means each Subsidiary of UHS that executes a Subsidiary Guarantee in accordance with the provisions of the indenture and their respective successors and assigns.

     "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

         (1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

         (2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

         (3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

     "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

         (1) in respect of borrowed money;

         (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

         (3) in respect of bankers' acceptances;

         (4) representing Capital Lease Obligations;

         (5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that represents an accrued expense or trade payable; or

         (6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), but only to the extent that the aggregate amount of such Indebtedness does not exceed the Fair Market Value of the asset, and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. In no event will obligations or liabilities in respect of any Capital Stock constitute Indebtedness hereunder.

     "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If UHS or any Subsidiary of UHS sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of UHS such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of UHS, UHS will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of UHS' Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." The acquisition by UHS or any Subsidiary of UHS of a Person that holds an Investment in a third Person will be deemed to be an Investment by UHS or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption
"-- Certain Covenants -- Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

     "Minority Interest" means, with respect to any Person, interests in income of any of such Person's Subsidiaries held by one or more Persons other than such Person or another Subsidiary of such Person, as reflected on such Person's consolidated financial statements.

     "Net Proceeds" means the aggregate cash proceeds received by UHS or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, and sales and brokerage commissions, and any relocation expenses incurred as a result of the Asset Sale), (b) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (d) any reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale and (e) cash escrows (until released from escrow to the seller).

     "Non-Recourse Debt" means Indebtedness:

         (1) as to which neither UHS nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

         (2) no default with respect to which would permit upon notice, lapse of time or both any holder of any Indebtedness of UHS or any of its Restricted Subsidiaries to declare a default on such Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

         (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of UHS or any of its Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Business" means any business conducted by UHS on the date the notes are originally issued under the indenture and any businesses that, in the good faith judgment of the Board of Directors of UHS, are reasonably related, ancillary or complimentary thereto, or reasonable extensions thereof, including, without limitation, the leasing of medical equipment.

     "Permitted Investments" means:

         (1) any Investment in UHS or in a Restricted Subsidiary of UHS;

         (2) any Investment in Cash Equivalents;

         (3) any Investment by UHS or any Restricted Subsidiary of UHS in a Person, if as a result of such Investment:

               (a) such Person becomes a Restricted Subsidiary of UHS; or

               (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, UHS or a Restricted Subsidiary of UHS;

         (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption
     "-- Repurchase at the Option of Holders -- Asset Sales";

         (5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of UHS;

         (6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of UHS or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

         (7) Investments represented by Hedging Obligations;

         (8) loans or advances to employees made in the ordinary course of business of UHS or the Restricted Subsidiary of UHS in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

         (9) repurchases of the notes;

         (10) Investments in existence on the date the initial notes were originally issued under the Indenture;

         (11) Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business; and

         (12) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed $20.0 million.

     "Permitted Liens" means:

         (1) Liens on assets of UHS or any Guarantor securing Indebtedness and other Obligations under Credit Facilities that were incurred pursuant to clause (1) of the definition of

     Permitted Debt and/or securing Hedging Obligations owing to one or more lenders under Credit Facilities or their Affiliates;

         (2) Liens in favor of UHS or the Guarantors;

         (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with UHS or any Subsidiary of UHS; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with UHS or the Subsidiary;

         (4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by UHS or any Subsidiary of UHS; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

         (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

         (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

         (7) Liens existing on the date of the indenture;

         (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent more than 30 days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

         (9) Liens imposed by law, such as carriers', warehousemen's, landlord's, suppliers' and mechanics' Liens, in each case, incurred in the ordinary course of business;

         (10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the operation of the business of UHS and its Restricted Subsidiaries, taken as a whole;

         (11) Liens created for the benefit of (or to secure) the notes (or the Subsidiary Guarantees) or payment obligations to the trustee;

         (12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

         (13) judgment liens not giving rise to an Event of Default;

         (14) Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

         (15) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods; and

         (16) Liens incurred in the ordinary course of business of UHS or any Subsidiary of UHS with respect to obligations that do not exceed $15.0 million at any one time outstanding.

     "Permitted Refinancing Indebtedness" means any Indebtedness of UHS or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of UHS or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

         (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

         (2) such Permitted Refinancing Indebtedness has a final maturity date not earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

         (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

         (4) such Indebtedness is incurred either by UHS or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

     "Principals" means the Equity Sponsors, co-investors, general partners, managing members or persons or entities performing similar function or any of their respective Affiliates.

     "Recapitalization" shall have the meaning provided in this prospectus under the caption "Prospectus Summary -- The Recapitalization."

     "Related Party" means:

         (1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

         (2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

     "Special Interest" means all Special Interest then owing pursuant to the registration rights agreement.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Stock Purchase Agreement" means that certain Stock Purchase Agreement, dated as of September 26, 2003, among UHS, J.W. Childs Equity Partners III, L.P., Halifax Capital Partners, L.P., JWC Co-invest III LLC and certain members of UHS' management.

     "Subsidiary" means, with respect to any specified Person:

         (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

         (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or
     (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

     "Subsidiary Guarantee" means the Guarantee by each Guarantor of UHS' obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

     "Unrestricted Subsidiary" means any Subsidiary of UHS that is designated by the Board of Directors of UHS as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

         (1) has no Indebtedness other than Non-Recourse Debt;

         (2) except as permitted by the covenant described above under the caption "-- Certain Covenants -- Affiliate Transactions," is not party to any agreement, contract, arrangement or understanding with UHS or any Restricted Subsidiary of UHS unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to UHS or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of UHS;

         (3) is a Person with respect to which neither UHS nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

         (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of UHS or any of its Restricted Subsidiaries.

     Any designation of a Subsidiary of UHS as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of UHS as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," UHS will be in default of such covenant. The Board of Directors of UHS may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of UHS of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

         (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

         (2) the then outstanding principal amount of such Indebtedness.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as banks, financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass-through entities, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction. In addition, this discussion is limited to persons purchasing the notes for cash at original issue and at their "issue price" within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public for cash). Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as "capital assets" within the meaning of Section 1221 of the Code.

     As used herein, "U.S. Holder" means a beneficial owner of the notes who or that is:

     - an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

     - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

     - an estate, the income of which is subject to United States federal income tax regardless of its source; or

     - a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and it has elected to continue to be treated as a United States person.

     No rulings from the Internal Revenue Service, or the IRS, have or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

U.S. HOLDERS

INTEREST

     Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. In certain circumstances (see "Description of Notes -- Principal, Maturity and Interest," "Description of Notes -- Repurchase at the Option of Holders -- Change of Control" and "Description of Notes -- Registration Rights; Special Interest"), we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made.

     We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of these amounts as part of the yield to maturity of any notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If any such amounts are in fact paid, U.S. Holders will be required to recognize such amounts as income.

SALE OR OTHER TAXABLE DISPOSITION OF THE NOTES

     A U.S. Holder will recognize gain or loss on the sale, exchange (other than for Exchange Notes pursuant to the Exchange Offer or a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted basis in a note generally will be the U.S. Holder's cost therefor, less any principal payments received by such holder. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

EXCHANGE OFFER

     The exchange of the notes for otherwise identical debt securities registered under the Securities Act pursuant to the Exchange Offer should not constitute a taxable exchange. See "Description of Notes -- Registration Rights; Special Interest." As a result, (1) a U.S. Holder should not recognize a taxable gain or loss as a result of exchanging such holder's notes; (2) the holding period of the Exchange Notes should include the holding period of the notes exchanged therefor; and (3) the adjusted tax basis of the Exchange Notes should be the same as the adjusted tax basis of the notes exchanged therefor immediately before such exchange.

BACKUP WITHHOLDING

     A U.S. Holder may be subject to a backup withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A U.S. Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

     - fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

     - furnishes an incorrect TIN;

     - is notified by the IRS that it has failed to properly report payments of interest or dividends; or

     - fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

     U.S. Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

NON-U.S. HOLDERS

     A non-U.S. Holder is a beneficial owner of the notes who is not a U.S. Holder.

INTEREST

     Interest paid to a non-U.S. Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

     - such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of the classes of our stock;

     - such holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

     - either (1) the non-U.S. Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a "United States person" within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes on behalf of the non-U.S. Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-U.S. Holder, has received from the non-U.S. Holder a statement, under penalties of perjury, that such holder is not a "United States person" and provides us or our paying agent with a copy of such statement or (3) the non-U.S. Holder holds its notes directly through a "qualified intermediary" and certain conditions are satisfied.

     Even if the above conditions are not met, a non-U.S. Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-U.S. Holder's country of residence. To claim such a reduction or exemption, a non-U.S. Holder must generally complete IRS Form W-8BEN and claim this exemption on the form. In some cases, a non-U.S. Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

     In the event of a registration default, as described under "Description of Notes -- Registration Rights; Special Interest," we will be obligated to pay additional interest on the notes. Such payments may be treated as interest subject to the rules described above or as other income subject to the United States federal withholding tax. A non-U.S. Holder that is subject to the withholding tax on payments of additional interest should consult its own tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax.

     The certification requirements described above may require a non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its United States taxpayer identification number. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

SALE OR OTHER TAXABLE DISPOSITION OF THE NOTES

     A non-U.S. Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-U.S. Holder may be subject to tax on such gain if (1) such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain, (2) such holder is an individual who is a former citizen or long term resident of the United States and is subject to certain United States tax rules relevant to such status or (3) the gain is effectively connected with such holder's conduct of a United States trade or business (as discussed below).

UNITED STATES TRADE OR BUSINESS

     If interest or gain from a disposition of the notes is effectively connected with a non-U.S. Holder's conduct of a United States trade or business, or if an income tax treaty applies and the non-U.S. Holder maintains a United States "permanent establishment" to which the interest or gain is generally attributable, the non-U.S. Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding will likely not apply to payments of principal or interest made by us or our paying agent to a non-U.S. Holder of a note if the holder is exempt from withholding tax on interest as described above. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments. Payments of the proceeds from a disposition by a non-U.S. Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

     - a United States person;

     - a controlled foreign corporation for United States federal income tax purposes;

     - a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

     - a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

     Payment of the proceeds from a disposition by a non-U.S. Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

     Non-U.S. Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if the payor knows or has reasons to know that the certification may be false. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

                              PLAN OF DISTRIBUTION

     There has previously been only a limited secondary market and no public market for the initial notes. We do not intend to apply for the listing of the notes on a national securities exchange or for their quotation through The Nasdaq Stock Market. The initial notes are eligible for trading in The PORTAL(SM) Market, an electronic screen-based system which permits the trading of eligible privately placed securities by certain qualified institutional investors which is regulated by the National Association of Securities Dealers, Inc. We have been advised by the initial purchasers that, following consummation of the exchange offer, the initial purchasers intend to make a market in the exchange notes; however, any market making may be discontinued at any time without notice. If an active public market does not develop, the market price and liquidity of the exchange notes may be adversely affected.

     If a trading market develops for the initial notes or the exchange notes, future trading prices of such securities will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the market for similar securities. Depending on such factors, such securities may trade at a discount from their offering price.

     With respect to resale of exchange notes, based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder (other than a person that is an affiliate of ours within the meaning of Rule 405 under the Securities Act or "broker" or "dealer" registered under the Exchange Act) who exchanges initial notes for exchange notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 thereof. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, such holder cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar no-action or interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and such secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K if the resales are of exchange notes obtained by such holder in exchange for initial notes acquired by such holder directly from us or an affiliate of ours, unless an exemption from registration is otherwise available.

     As contemplated by the above no-action letters and the registration rights agreement, each holder accepting the exchange offer is required to represent to us in the letter of transmittal that:

     - any exchange notes to be received by it will be acquired in the ordinary course of its business;

     - it has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

     -  it is not an "affiliate," as defined in the Securities Act, of ours.

     In addition, each such holder will be required to make any additional representations that in the written opinion of our counsel are necessary under existing rules or regulations (or interpretations thereof) of the SEC in order for the registration statement of which this prospectus forms a part to be declared effective.

     If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes. If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for initial notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

     Any broker or dealer registered under the Exchange Act who holds initial notes that were acquired for its own account as a result of market-making activities or other trading activities (other than initial notes acquired directly from us) may exchange such initial notes for exchange notes pursuant to the exchange offer; however, such broker-dealer may be deemed an underwriter within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by it in the exchange offer, which prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus. We have agreed to use all commercially reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period beginning when exchange notes are first issued in the exchange offer and ending upon the earlier of the expiration of the 180(th) day after the exchange offer has been completed and such time as broker-dealers are no longer required to comply with the prospectus delivery requirements in connection with offers and sales of exchange notes.

     A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the provisions of the registration rights agreement (including certain indemnification rights and obligations).

     The information described above concerning interpretations of, and positions taken by, the SEC is not intended to constitute legal advice, and broker-dealers should consult their own legal advisors with respect to these matters.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to a purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes.

     We have agreed to pay all expenses incident to the exchange offer. See "The Exchange Offer -- Fees and Expenses."

                                 LEGAL MATTERS

     Certain legal matters as to the validity of the exchange notes offered hereby will be passed upon for us by Kaye Scholer LLP, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE(S)
                                                              -------
UNAUDITED FINANCIAL STATEMENTS
Balance Sheets as of September 30, 2003 (unaudited) and
  December 31, 2002.........................................    F-2
Statements of Operations for the nine months ended September
  30, 2003 and 2002 (unaudited).............................    F-3
Statements of Cash Flows for the nine months ended September
  30, 2003 and 2002 (unaudited).............................    F-4
Notes to Financial Statements (unaudited)...................    F-5
AUDITED FINANCIAL STATEMENTS
Report of Independent Accountants...........................    F-8
Balance Sheets as of December 31, 2002 and 2001.............    F-9
Statements of Operations for the years ended December 31,
  2002, 2001 and 2000.......................................   F-10
Statements of Shareholders' (Deficiency) Equity and Other
  Comprehensive Loss for the years ended December 31, 2002,
  2001 and 2000.............................................   F-11
Statements of Cash Flows for the years ended December 31,
  2002, 2001 and 2000.......................................   F-12
Notes to Financial Statements...............................   F-13
CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
Report of Independent Accountants on Financial Statement
  Schedule..................................................   F-27
Schedule II -- Valuation and Qualifying Accounts............   F-28

                       UNIVERSAL HOSPITAL SERVICES, INC.

                                 BALANCE SHEETS
         (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2003            2002
                                                              -------------   ------------
                                          ASSETS
Current assets:
  Accounts receivable, less allowance for doubtful accounts
    of $1,700 at September 30, 2003 and $1,800 at December
    31, 2002................................................    $  31,015      $  29,807
  Inventories...............................................        3,438          2,983
  Deferred income taxes.....................................        2,763          3,062
  Other current assets......................................        1,639          1,700
                                                                ---------      ---------
Total current assets........................................       38,855         37,552
                                                                ---------      ---------
Property and equipment, net:
  Movable medical equipment, net............................      116,922        118,409
  Property and office equipment, net........................        6,156          5,746
                                                                ---------      ---------
      Total property and equipment, net.....................      123,078        124,155
Other assets:
  Goodwill..................................................       36,472         35,608
  Other, primarily deferred financing costs, net............        3,572          3,948
  Other intangibles, net....................................        1,218            873
                                                                ---------      ---------
      Total assets..........................................    $ 203,195      $ 202,136
                                                                =========      =========
                         LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
  Current portion of long-term debt.........................    $     308      $     251
  Accounts payable..........................................        8,612         11,078
  Accrued compensation and pension..........................        7,023          7,060
  Accrued interest..........................................        1,280          4,962
  Other accrued expenses....................................        2,359          1,697
  Bank overdrafts...........................................          928          2,712
                                                                ---------      ---------
      Total current liabilities.............................       20,510         27,760
Long-term debt, less current portion........................      202,924        200,555
Deferred compensation and pension...........................        2,790          4,869
Deferred income taxes.......................................        5,904          3,062
Series B, 13% Cumulative Accruing Pay-In-Kind Stock, $0.01
  par value; 25,000 authorized, 6,246 shares issued and
  outstanding at September 30, 2003 and December 31, 2002,
  net of unamortized discount, including accrued stock
  dividends.................................................       10,751          9,672
Common stock subject to put.................................       12,708         11,576
Commitments and contingencies
Shareholders' deficiency:
    Common stock, $0.01 par value; 500,000,000 shares
      authorized, 136,957,824 shares issued and outstanding
      at September 30, 2003 and 136,731,840 shares at
      December 31, 2002.....................................        1,370          1,367
    Additional paid in capital..............................        4,677          5,771
    Accumulated deficit.....................................      (56,209)       (60,107)
Deferred compensation.......................................         (498)          (657)
Accumulated other comprehensive loss........................       (1,732)        (1,732)
                                                                ---------      ---------
      Total shareholders' deficiency........................      (52,392)       (55,358)
                                                                ---------      ---------
      Total liabilities and shareholders' deficiency........    $ 203,195      $ 202,136
                                                                =========      =========

     The accompanying notes are an integral part of the unaudited financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

                            STATEMENT OF OPERATIONS

                                                 THREE MONTHS ENDED       NINE MONTHS ENDED
                                                    SEPTEMBER 30,           SEPTEMBER 30,
                                                ---------------------   ---------------------
                                                  2003        2002        2003        2002
                                                ---------   ---------   ---------   ---------
                                                           (DOLLARS IN THOUSANDS)
                                                                 (UNAUDITED)
Revenues:
  Medical equipment outsourcing...............  $  33,899   $  31,823   $ 103,940   $  97,123
  Sales of supplies and equipment, and
     other....................................      4,051       2,961      11,702       9,055
  Service.....................................      3,895       2,899      10,743       8,151
                                                ---------   ---------   ---------   ---------
     Total revenues...........................     41,845      37,683     126,385     114,329
Costs of medical equipment outsourcing, sales
  and service:
  Cost of medical equipment outsourcing and
     service..................................     13,227      11,287      37,989      33,191
  Movable medical equipment depreciation......      8,121       7,349      23,921      21,585
  Costs of supplies and equipment sales.......      2,737       2,065       7,950       6,385
                                                ---------   ---------   ---------   ---------
     Total costs of medical equipment
       outsourcing, sales and service.........     24,085      20,701      69,860      61,161
                                                ---------   ---------   ---------   ---------
     Gross profit.............................     17,760      16,982      56,525      53,168
                                                ---------   ---------   ---------   ---------
     Selling, general and administrative......     11,671      10,555      35,178      31,935
                                                ---------   ---------   ---------   ---------
     Operating income.........................      6,089       6,427      21,347      21,233
Interest expense..............................      4,354       4,456      13,034      13,579
                                                ---------   ---------   ---------   ---------
Income before income taxes....................      1,735       1,971       8,313       7,654
Provision for income taxes....................        705         830       3,336       3,082
                                                ---------   ---------   ---------   ---------
Net income....................................  $   1,030   $   1,141   $   4,977   $   4,572
                                                =========   =========   =========   =========

     The accompanying notes are an integral part of the unaudited financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                2003          2002
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  4,977      $  4,572
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    25,558        23,132
     Amortization of intangibles............................     1,038           942
     Accretion of bond discount.............................       397           397
     Provision for doubtful accounts........................       528           551
     Non-cash stock-based compensation expense upon issuance
      of stock options......................................       160           240
     Loss on sales/disposal of equipment....................       412           472
     Deferred income taxes..................................     3,141         3,072
  Changes in operating assets and liabilities, net of impact of acquisitions:
     Accounts receivable....................................    (1,697)         (305)
     Inventories and other assets...........................      (425)       (1,400)
     Accounts payable and accrued expenses..................    (4,873)       (5,946)
                                                              --------      --------
       Net cash provided by operating activities............    29,216        25,727
                                                              --------      --------
Cash flows from investing activities:
  Movable medical equipment purchases.......................   (26,710)      (25,489)
  Property and office equipment purchases...................    (2,025)       (1,634)
  Proceeds from disposition of movable medical equipment....     1,465           744
  Other.....................................................    (1,905)         (375)
                                                              --------      --------
       Net cash used in investing activities................   (29,175)      (26,754)
                                                              --------      --------
Cash flows from financing activities:
  Proceeds under long-term debt.............................    50,950        47,225
  Payments under long-term debt.............................   (49,244)      (46,623)
  Other.....................................................        37           576
  Change in book overdraft..................................    (1,784)         (151)
                                                              --------      --------
       Net cash provided by (used in) financing
        activities..........................................       (41)        1,027
                                                              --------      --------
Net change in cash and cash equivalents.....................  $     --      $     --
Cash and cash equivalents at the beginning of period........  $     --      $     --
                                                              --------      --------
Cash and cash equivalents at the end of period..............  $     --      $     --
                                                              ========      ========
Supplemental cash flow information:
  Interest paid.............................................  $ 16,319      $ 16,608
                                                              --------      --------
  Movable medical equipment purchases included in accounts
     payable................................................  $  3,270      $  5,751
                                                              --------      --------
  Income taxes paid.........................................  $    192      $     75
                                                              --------      --------

     The accompanying notes are an integral part of the unaudited financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

               NOTES TO UNAUDITED QUARTERLY FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION:

     The condensed financial statements included in this prospectus have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes included in the Company's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

     The interim financial statements presented herein as of September 30, 2003 and 2002, and for the three and nine months ended September 30, 2003 and 2002, reflect, in the opinion of management, all adjustments necessary for a fair presentation of financial position and the results of operations for the periods presented. These adjustments are all of a normal, recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full year.

     The December 31, 2002 balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

2.  NEW ACCOUNTING STANDARDS:

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" requiring the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 was effective for fiscal years beginning after June 15, 2002. The adoption of the provisions of this statement did not affect the Company's financial statements.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This statement was to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Effective January 1, 2003, the Company adopted the provisions of SFAS 146, which had no impact on its financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a grantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition and initial measurement provisions of FIN 45 were effective for any guarantees that were issued or modified after December 31, 2002. The disclosure requirements of this interpretation were effective for the Company on December 31, 2002. The adoption of this statement did not have a material effect on the Company's financial statements.

     FIN 46 as amended by FIN 46 R, "Consolidation of Variable Interest Entities -- an Interpretation of ARB No. 51", as amended clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 R applies immediately to entities created after December 31, 2003. For variable interest entities created before December 31, 2003, FIN 46 R is effective for the first period beginning after December 15, 2004. The Company does not believe that the adoption of FIN 46 R will have a material impact on its financial position or results of operations.

     In December 2002, the Financial Accounting Standards board issued SFAS No. 148, "Accounting for Stock Based compensation -- Transition and Disclosure -- as Amendment to FAS 123." SFAS No. 148 provides two additional transition methods for entities that adopt the preferable fair value based method of accounting for stock based compensation. In addition, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendments to SFAS No. 123 which provides for additional transition methods were effective for periods beginning after December 15, 2002. The transition methods were not applicable to the Company as it continues to account for stock options using the intrinsic value method. The Company adopted the additional disclosure provisions of this statement in the first quarter of 2003.

     In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not believe that the adoption of SFAS No. 149 will have a material impact on its financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. Otherwise, it is effective on July 1, 2003. The adoption of SFAS No. 150 did not have a material effect on its financial position or results of operations.

3.  STOCK BASED COMPENSATION

     The Company measures compensation expense for its stock-based compensation plan using the intrinsic value method. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards since 1995, the Company's net income would have changed to the pro forma amounts indicated below (in thousands):

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                2003        2002
                                                              ---------   ---------
Net income, as reported.....................................  $   4,977   $   4,572
Add: Stock-based employee compensation included in reported
  net income................................................        160         240
Less: Total stock-based employee compensation expense under
  fair value-based method...................................     (1,126)       (704)
                                                              ---------   ---------
Pro forma net income........................................  $   4,011   $   4,108
                                                              =========   =========

4.  GOODWILL

     The change in the carrying amount of goodwill for the period ended September 30, 2003 is as follows:


Balance at December 31, 2003................................   $35,608
Increase due to the acquisition of American Medical Express
  in 2003...................................................       864
                                                               -------
  Total.....................................................   $36,472
                                                               =======

5.  SUBSEQUENT EVENTS

     On October 17, 2003, we completed our previously announced recapitalization. The Company issued $260,000,000 10 1/8% senior notes due 2011 and entered into a new five-year revolving credit facility with a bank group led by General Electric Capital Corporation. The new credit facility replaced the Company's previous bank facility and provides us with up to $100 million in available revolving borrowings. On October 17, 2003 and October 28, 2003, J.W. Childs Equity Partners III, L.P., JWC Fund III Co-invest LLC, Halifax Capital Partners, L.P., and certain members of management purchased an aggregate of approximately $56 million of newly issued stock of UHS at a purchase price of $1.00 per share. In connection with the recapitalization, UHS purchased or will redeem all of its outstanding 10 1/4% senior notes due 2008 and repurchased all of its outstanding preferred stock, an aggregate of 69,965,844.84 shares of common stock and options and warrants to purchase an aggregate of 40,710,672 shares of common stock from stockholders and optionholders. In connection with these transactions, we estimate we will record a charge in the fourth quarter of 2003 totaling approximately $28.4 million, including $13.5 million of cash stock compensation and $14.9 million on the early retirement of debt and related fees and expenses.

     On December 8, 2003, the Company's Board of Directors approved a 11-for-1 stock split in the form of a dividend. In addition, the Company amended its articles of incorporation to include, among other things, an increase of the Company's authorized shares of common stock to 500,000,000. All share information has been retroactively restated to reflect the split.

     On December 8, 2003, the Company's Board of Directors approved the termination of the Company's 1998 stock option plan.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Universal Hospital Services, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' (deficiency) equity and other comprehensive loss and cash flows present fairly, in all material respects, the financial position of Universal Hospital Services, Inc. (the "Company") at December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

                                          PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
February 14, 2003, except for the
first paragraph of Note 12,
as to which the date is
December 8, 2003

                       UNIVERSAL HOSPITAL SERVICES, INC.

                                 BALANCE SHEETS
                         AT DECEMBER 31, 2002 AND 2001

                                                                  2002           2001
                                                              ------------   ------------
                                         ASSETS
Current assets:
  Accounts receivable, less allowance for doubtful accounts
    of $1,800,000 and $2,000,000 at December 31, 2002 and
    2001, respectively......................................  $ 29,806,992   $ 30,573,422
  Inventories...............................................     2,982,972      2,761,982
  Deferred income taxes.....................................     3,062,000      2,370,000
  Other current assets......................................     1,699,840      1,120,282
                                                              ------------   ------------
    Total current assets....................................    37,551,804     36,825,686
Property and equipment, net:
  Movable medical equipment, net............................   118,408,936    111,964,787
  Property and office equipment, net........................     5,746,428      5,932,737
                                                              ------------   ------------
    Total property and equipment, net.......................   124,155,364    117,897,524
Intangible assets:
  Goodwill..................................................    35,608,043     35,608,043
  Other, primarily deferred financing costs, net............     3,947,445      5,179,240
  Other intangibles, net....................................       873,231        703,313
                                                              ------------   ------------
    Total assets............................................  $202,135,887   $196,213,806
                                                              ============   ============
                    LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $    251,646   $    312,690
  Accounts payable..........................................    11,077,984     14,389,831
  Accrued compensation and pension..........................     7,059,704      6,930,591
  Accrued interest..........................................     4,961,808      4,794,946
  Other accrued expenses....................................     1,697,389      1,803,611
  Book overdrafts...........................................     2,711,792        490,504
                                                              ------------   ------------
    Total current liabilities...............................    27,760,323     28,722,173
Long-term debt, less current portion........................   200,554,969    204,127,858
Deferred compensation and pension...........................     4,869,522      3,141,035
Deferred income taxes.......................................     3,062,000      2,370,000
Series B, 13% Cumulative Accruing Pay-In-Kind Stock, $0.01
  par value; 25,000 shares authorized, 6,246 shares issued
  and outstanding at December 31, 2002 and 2001, net of
  unamortized discount, including accrued stock dividends...     9,672,000      8,386,368
Common stock subject to put.................................    11,575,549      3,762,971
Commitments and contingencies (Note 8)
Shareholders' (deficiency) equity:
  Common Stock, $0.01 par value; 500,000,000 shares
    authorized, 136,731,840 and 135,300,600 shares issued
    and outstanding at December 31, 2002 and 2001,
    respectively............................................     1,367,317      1,353,005
  Additional paid-in capital................................     5,770,400
  Accumulated deficit.......................................   (60,106,951)   (54,672,376)
  Deferred compensation.....................................      (657,527)      (977,228)
  Accumulated other comprehensive loss......................    (1,731,715)
                                                              ------------   ------------
    Total shareholders' (deficiency) equity.................   (55,358,476)   (54,296,599)
                                                              ------------   ------------
    Total liabilities and shareholders' (deficiency)
      equity................................................  $202,135,887   $196,213,806
                                                              ============   ============

    The accompanying notes are an integral part of the financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                      2002           2001          2000
                                                  ------------   ------------   -----------
Revenues:
  Medical equipment outsourcing.................  $130,723,914   $110,937,132   $94,028,335
  Sales of supplies and equipment, and other....    11,864,358     11,279,706    10,744,274
  Service.......................................    11,177,999      3,417,842     1,232,529
                                                  ------------   ------------   -----------
     Total revenues.............................   153,766,271    125,634,680   106,005,138
                                                  ------------   ------------   -----------
Costs of medical equipment outsourcing, sales
  and service:
  Cost of medical equipment outsourcing and
     service....................................    44,910,250     33,576,432    26,092,014
  Movable medical equipment depreciation........    29,457,577     26,440,809    22,386,842
  Cost of supplies and equipment sales..........     8,241,056      7,854,589     8,146,805
                                                  ------------   ------------   -----------
     Total costs of medical equipment
       outsourcing, sales and service...........    82,608,883     67,871,830    56,625,661
                                                  ------------   ------------   -----------
     Gross profit...............................    71,157,388     57,762,850    49,379,477
                                                  ------------   ------------   -----------
Selling, general and administrative:
  Stock compensation and severance expense......    10,098,654      1,552,795
  Terminated initial public offering expenses...                    1,240,826
  Other selling, general and administrative.....    43,053,125     38,837,502    33,868,262
                                                  ------------   ------------   -----------
     Total selling, general and
       administrative...........................    53,151,779     41,631,123    33,868,262
                                                  ------------   ------------   -----------
     Operating income...........................    18,005,609     16,131,727    15,511,215
Interest expense................................    18,126,447     19,634,806    20,747,230
                                                  ------------   ------------   -----------
Loss before income taxes........................      (120,838)    (3,503,079)   (5,236,015)
Provision (benefit) for income taxes............        97,000         55,850      (158,000)
                                                  ------------   ------------   -----------
Net loss........................................  $   (217,838)  $ (3,558,929)  $(5,078,015)
                                                  ============   ============   ===========

    The accompanying notes are an integral part of the financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

                 STATEMENT OF SHAREHOLDERS' (DEFICIENCY) EQUITY
                          AND OTHER COMPREHENSIVE LOSS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                           (ACCUMULATED                   ACCUMULATED        TOTAL
                                              ADDITIONAL     DEFICIT)                        OTHER       SHAREHOLDERS'
                                   COMMON      PAID-IN       RETAINED       DEFERRED     COMPREHENSIVE   (DEFICIENCY)
                                   STOCK       CAPITAL       EARNINGS     COMPENSATION       LOSS           EQUITY
                                 ----------   ----------   ------------   ------------   -------------   -------------
Balance, December 31, 1999.....  $1,349,312   $1,053,923   $(43,818,840)  $        --     $        --    $(41,415,605)
  Repurchase of 177,672 shares
    of common stock from
    employee...................      (1,777)     (53,228)                                                     (55,005)
  Issuance of 395,844 shares of
    common stock...............       3,958      144,127                                                      148,085
Preferred stock dividends......                               (918,127)                                      (918,127)
Net loss.......................                             (5,078,015)                                    (5,078,015)
                                 ----------   ----------   ------------   -----------     -----------    ------------
Balance, December 31, 2000.....   1,351,493    1,144,822   (49,814,982)            --              --     (47,318,667)
Issuance of 168,000 shares of
  common stock.................       1,680       92,320                                                       94,000
Stock compensation.............                1,246,904                                                    1,246,904
Deferred compensation..........                1,137,079                   (1,137,079)                             --
Amortization of deferred
  compensation.................                                               159,851                         159,851
Accretion of common stock
  subject to put...............               (3,614,673)     (148,298)                                    (3,762,971)
Preferred stock dividends......                             (1,042,059)                                    (1,042,059)
Repurchase of 16,800 shares of
  common stock from employee...        (168)      (6,452)                                                      (6,620)
Accretion of detachable
  warrants issued in connection
  with preferred stock.........                               (108,108)                                      (108,108)
Net loss.......................                             (3,558,929)                                    (3,558,929)
                                 ----------   ----------   ------------   -----------     -----------    ------------
Balance, December 31, 2001.....   1,353,005           --   (54,672,376)      (977,228)             --     (54,296,599)
Issuance of 1,460,724 shares of
  common stock.................      14,607      578,958                                                      593,565
Repurchase of 29,484 shares of
  common stock.................        (295)     (11,324)                                                     (11,619)
Stock compensation.............                9,084,240                                                    9,084,240
Accretion of common stock
  subject to put...............               (3,881,474)   (3,931,105)                                    (7,812,579)
Preferred stock dividends......                             (1,177,524)                                    (1,177,524)
Accretion of detachable
  warrants issued in connection
  with preferred stock.........                               (108,108)                                      (108,108)
Amortization of deferred
  compensation.................                                               319,701                         319,701
Net loss.......................                               (217,838)
Unrealized loss on minimum
  pension liability
  adjustment...................                                                            (1,731,715)
Comprehensive loss.............                                                                            (1,949,553)
                                 ----------   ----------   ------------   -----------     -----------    ------------
Balance, December 31, 2002.....  $1,367,317   $5,770,400   $(60,106,951)  $  (657,527)    $(1,731,715)   $(55,358,476)
                                 ==========   ==========   ============   ===========     ===========    ============

    The accompanying notes are an integral part of the financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                      2002           2001           2000
                                                  ------------   ------------   ------------
Cash flows from operating activities:
  Net loss......................................  $   (217,838)  $ (3,558,929)  $ (5,078,015)
  Adjustments to reconcile net loss to net cash
     provided by operating activities:
     Depreciation...............................    31,519,634     28,165,258     23,868,755
     Amortization of goodwill...................                    2,730,502      2,715,769
     Amortization of deferred financing costs
       and other intangibles....................     1,256,012      1,082,894      1,077,085
     Accretion of bond discount.................       529,412        529,409        529,412
     Provision for doubtful accounts............       867,387      1,655,919      1,249,053
     Noncash stock-based compensation...........     9,403,941      1,406,755
     Loss on sales of equipment.................       948,732        118,254        568,857
     Deferred income taxes......................                                    (263,000)
     Changes in operating assets and
       liabilities, net of impact of
       acquisitions:
       Accounts receivable......................       (94,729)    (3,069,172)    (1,227,705)
       Inventories and other operating assets...      (844,227)       799,935        759,729
       Accounts payable and accrued expenses....    (3,182,809)     1,835,282      3,977,496
                                                  ------------   ------------   ------------
     Net cash provided by operating
       activities...............................    40,185,515     31,696,107     28,177,436
                                                  ------------   ------------   ------------
Cash flows from investing activities:
  Rental equipment purchases....................   (37,730,695)   (32,817,727)   (30,972,302)
  Property and office equipment purchases.......    (2,132,529)    (1,855,957)    (1,714,465)
  Proceeds from disposition of rental
     equipment..................................     1,107,780      1,244,401      1,103,072
  Acquisition...................................                   (7,788,009)
  Other.........................................      (200,364)      (294,146)        79,515
                                                  ------------   ------------   ------------
     Net cash used in investing activities......   (38,955,808)   (41,511,438)   (31,504,180)
                                                  ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds under loan agreements................    59,875,000     65,450,000     47,800,000
  Payments under loan agreements................   (63,907,942)   (55,358,480)   (42,520,253)
  Proceeds from issuance of common stock........       593,565         94,000        148,085
  Repurchase of common stock....................       (11,619)        (6,620)       (55,005)
  Payment of deferred financing costs...........                     (393,381)
  Change in book overdraft......................     2,221,289         29,812     (2,046,083)
                                                  ------------   ------------   ------------
     Net cash (used in) provided by financing
       activities...............................    (1,229,707)     9,815,331      3,326,744
                                                  ------------   ------------   ------------
Net change in cash and cash equivalents.........            --             --             --
Cash and cash equivalents at beginning of
  period........................................            --             --             --
Cash and cash equivalents at end of period......  $         --   $         --   $         --
                                                  ============   ============   ============
Supplemental cash flow information:
  Interest paid.................................  $ 17,430,000   $ 19,753,000   $ 19,589,000
                                                  ============   ============   ============
Income taxes paid (received)....................  $     97,000   $    (67,000)  $    (64,000)
                                                  ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                       UNIVERSAL HOSPITAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

     Universal Hospital Services, Inc. (the Company or UHS) is a leading nationwide provider of medical technology outsourcing and services to the health care industry. Their services fall into three general categories: medical equipment outsourcing, technical and professional services, and medical equipment sales and remarketing.

2.  SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories consist of supplies and equipment held for resale and are valued at the lower of cost (first-in, first-out method) or market.

MOVABLE MEDICAL EQUIPMENT

     Depreciation of movable medical equipment is provided on the straight-line method over the equipment's estimated useful life of seven years. The cost and accumulated depreciation of movable medical equipment retired or sold is eliminated from their respective accounts and the resulting gain or loss is recorded as sales of supplies and equipment, and other.

PROPERTY AND OFFICE EQUIPMENT

     Property and office equipment includes land, buildings, leasehold improvements and office equipment.

     Depreciation and amortization of property and office equipment is provided on the straight-line method over estimated useful lives of thirty years for buildings, the remaining lease term for leasehold improvements, and three to ten years for shop and office equipment. The cost and accumulated depreciation or amortization of property and equipment retired or sold is eliminated from their respective accounts and the resulting gain or loss is recorded in operations.

GOODWILL

     Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a purchase of a business combination. Prior to January 1, 2002, goodwill was amortized on a straight-line basis, ranging from 15 to 40 years. Effective January 1, 2002, the Company ceased amortization of goodwill balances. See discussion under "Recent Accounting Pronouncements." Goodwill is tested for impairment on an annual basis or at the time of a triggering event in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Fair values are estimated based on the Company's best estimate of the expected present value of future cash flows compared with the corresponding carrying value of the reporting unit, including goodwill. Currently, the Company has identified one reporting unit under the criteria set forth by SFAS No. 142. On January 1, 2002, goodwill was tested for impairment in this manner, and the estimated fair value of the reporting unit exceeded its carrying amount, indicating no impairment of goodwill. The Company performs its annual goodwill impairment testing during its first quarter.

                       UNIVERSAL HOSPITAL SERVICES, INC.

OTHER INTANGIBLE ASSETS

     Other intangible assets primarily include customer relationships. Other intangible assets are amortized on a straight-line basis over their estimated economic lives that result in a weighted average useful life of 13 years as of December 31, 2002. The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period.

LONG-LIVED ASSETS

     The Company periodically reviews its long-lived assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its fair value.

DEFERRED FINANCING COSTS

     Deferred financing costs associated with issuing debt are deferred and amortized over the related terms using the straight-line method, which approximates the effective interest rate method. Accumulated amortization was $4,953,601 and $3,874,286 at December 31, 2002 and 2001, respectively.

REVENUE RECOGNITION

     Equipment is generally outsourced on a short-term basis, and outsourced revenue is recorded in income as equipment is utilized based on an agreed rate per use. Any changes to the rate are billed on a prospective basis. Supply and equipment sales are recorded at the time of shipment. Service revenue is recognized as services are provided.

INCOME TAXES

     Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax bases of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company considers that the carrying amount of financial instruments, including accounts receivable, accounts payable, accrued liabilities and notes payable, approximates fair value. Interest on notes payable is payable at rates which approximate fair value. The fair value of the senior notes, based on the quoted market price for the same or similar issues of debt, would be approximately $142,425,000 and $137,800,000 at December 31, 2002 and 2001,
respectively.

                       UNIVERSAL HOSPITAL SERVICES, INC.

SEGMENT INFORMATION

     The Company's business is organized, managed and internally reported as a single segment.

STOCK-BASED COMPENSATION

     The Company measures compensation expense for its stock-based compensation plan using the intrinsic value method. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards since 1995, the Company's net income would have changed to the pro forma amounts indicated below (in thousands):

                                                         2002      2001      2000
                                                       --------   -------   -------
Net loss, as reported................................  $   (218)  $(3,559)  $(5,078)
Add: Stock-based employee compensation included in
  reported net income................................     9,404     1,410
Less: Total stock-based employee compensation expense
  under fair value-based method......................   (10,014)     (417)     (319)
                                                       --------   -------   -------
Pro forma net loss...................................  $   (828)  $(2,566)  $(5,397)
                                                       --------   -------   -------

     Note 13 to the financial statements contains the significant assumptions used in determining the underlying fair value of options.

COMPREHENSIVE LOSS

     Components of comprehensive loss for the Company include net income and minimum pension liability adjustments. These amounts are presented in the Statements of Shareholders' (Deficiency) Equity and Other Comprehensive Loss. No items of other comprehensive loss occurred during the years ended December 31, 2001 and 2000; hence, comprehensive loss is the same as 2001 and 2000 net loss as reported.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This standard establishes new guidance on accounting for goodwill and intangible assets after a business combination is completed. The standard discontinues the amortization of goodwill and indefinite lived intangible assets, requiring instead the periodic testing of these assets for impairment. The effect of the change in accounting during the year ended December 31, 2002, was to reduce amortization expense by approximately $2,700,000.

                       UNIVERSAL HOSPITAL SERVICES, INC.

     The pro forma amounts shown below reflect the effect of retroactive application of the non-amortization of goodwill as if the method of accounting had been in effect in the prior periods as follows (in thousands):

                                                         2002     2001      2000
                                                         -----   -------   -------
Net loss:..............................................
  As reported..........................................  $(218)  $(3,559)  $(5,078)
  Effect of goodwill amortization......................            2,731     2,716
                                                         -----   -------   -------
     As adjusted.......................................  $(218)  $  (828)  $(2,362)
                                                         =====   =======   =======

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" requiring the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Overtime, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management believes the adoption of the provisions of this statement will not have a material effect on the Company's financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, which had no impact on its financial statements.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exist or disposal activity. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management believes the adoption of the provisions of this statement will not have a material effect on the Company's financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a grantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The disclosures requirements will be effective for the Company's quarter ended March 31, 2003. Management believes the adoption of this statement will not have a material effect on the Company's financial statements.

     In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities -- an Interpretation of ARB No. 51." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The

                       UNIVERSAL HOSPITAL SERVICES, INC.

transitional disclosure provisions of FIN 46 are effective for all financial statements issued after January 31, 2003. The Company does not have variable interests in variable interest entities as of January 31, 2003. The measurement provisions of FIN 46 are to be applied immediately to any variable interest in variable interest entities created after January 31, 2003.

     In December 2002, the Financial Accounting Standards board issued SFAS No. 148, "Accounting for Stock Based compensation -- Transition and Disclosure -- as Amendment to FAS 123." SFAS No. 148 provides two additional transition methods for entities that adopt the preferable fair value based method of accounting for stock based compensation. In addition, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendments to SFAS No. 123, which provides for additional transition methods, are effective for periods beginning after December 15, 2002, although earlier application is permitted. Certain disclosure amendments are required for financial statements for fiscal years ending after December 15, 2002, and have been reflected in these consolidated financial statements. The remaining amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of this statement and had no impact to the consolidated financial statements.

3.  ACQUISITION

     On October 25, 2001, the Company acquired all of the outstanding capital stock of Narco Medical Services, Inc. (Narco), for a purchase price of $7,800,000 in cash. Narco outsources medical equipment and services, primarily to rural acute care providers in seven Midwest locations. Narco has recently developed an Equipment Lifecycle Services program that provides customers with assistance in planning for and acquiring equipment, repair and maintenance, obsolescence analysis and remarketing services. The Company acquired Narco in order to expand its customer base, achieve economies of scale and expand its service offering. The purchase price was determined based on an evaluation of Narco's assets, liabilities, cash flow potential and comparable prices for similar businesses. The source of funds was from the revolving credit facility.

     The acquisitions of Narco was accounted for using the purchase method. Accordingly, the respective purchase prices were allocated to assets and liabilities acquired based on their estimated fair values. The estimated fair value of assets and liabilities acquired are as follows (in thousands):

Accounts receivable.........................................   $ 2,218
Inventories.................................................     1,063
Movable medical equipment...................................     5,409
Goodwill....................................................       850
Other intangible assets.....................................
Other assets................................................        13
Accounts payable and other liabilities......................    (1,766)
                                                               -------
                                                               $ 7,787
                                                               =======

     The operations of the acquired entity has been included in the Company's results of operations since the date of acquisition.

                       UNIVERSAL HOSPITAL SERVICES, INC.

     The following summarizes pro forma results of operations, assuming the acquisition of Narco occurred at January 1, 2001 (in thousands):

Total revenues..............................................   $140,365
Net loss....................................................     (3,375)

4.  BOOK OVERDRAFTS

     The Company typically does not maintain cash balances at its principal bank under a policy whereby the net of collected balances and cleared checks is, at the Company's option, applied to or drawn from a revolving credit facility on a daily basis.

5.  PROPERTY AND EQUIPMENT, NET

     Property and equipment, net at December 31, consists of the following:

                                                         2002            2001
                                                     -------------   -------------
Movable medical equipment..........................  $ 259,433,503   $ 235,153,838
Less accumulated depreciation......................   (141,024,567)   (123,189,051)
                                                     -------------   -------------
  Movable medical equipment, net...................  $ 118,408,936   $ 111,964,787
                                                     =============   =============
Land...............................................  $     120,000   $     120,000
Buildings and leasehold improvements...............      2,309,514       2,213,076
Office equipment...................................     11,664,450      10,970,890
                                                     -------------   -------------
                                                        14,093,964      13,303,966
Less accumulated depreciation and amortization.....     (8,347,536)     (7,371,229)
                                                     -------------   -------------
  Property and office equipment, net...............  $   5,746,428   $   5,932,737
                                                     =============   =============
  Total property and equipment, net................  $ 124,155,364   $ 117,897,524
                                                     =============   =============

     For the years ended December 31, 2002, 2001 and 2000, outsourced equipment additions, including equipment purchased in acquisitions, were approximately $37,788,000, $40,680,000 and $31,158,000, respectively.

6.  OTHER INTANGIBLE ASSETS, NET

     The Company has the following other intangible assets, net, at December 31:

                                                2002                                 2001
                                 ----------------------------------   ----------------------------------
                                 CARRYING   ACCUMULATED               CARRYING   ACCUMULATED
                                  AMOUNT    AMORTIZATION     NET       AMOUNT    AMORTIZATION     NET
                                 --------   ------------   --------   --------   ------------   --------
Customer relationships.........  $952,895     $79,664      $873,231   $715,230     $11,917      $703,313

     Total amortization expense related to intangible assets for the years ended December 31, 2002, 2001 and 2000 was $67,747, $11,000 and $917, respectively.

                       UNIVERSAL HOSPITAL SERVICES, INC.

     At December 31, 2002, future estimated amortization expense related to intangible assets will be:

2003........................................................  $ 64,400
2004........................................................    64,400
2005........................................................    64,400
2006........................................................    64,400
2007........................................................    64,400
Thereafter..................................................   522,225
                                                              --------
       Total................................................  $844,225
                                                              ========

7.  LONG-TERM DEBT

     Long-term debt at December 31 consists of the following:

                                                           2002           2001
                                                       ------------   ------------
10.25% senior notes, net of unamortized discount of
  approximately $3,167,000 and $4,225,000 at December
  31, 2002 and 2001, respectively....................  $131,832,984   $131,303,572
Revolving credit facility............................    68,150,000     71,900,000
Capital lease obligations............................       823,631      1,236,976
                                                       ------------   ------------
                                                        200,806,615    204,440,548
Less current portion of long-term debt...............      (251,646)      (312,690)
                                                       ------------   ------------
       Total long-term debt..........................  $200,554,969   $204,127,858
                                                       ============   ============

     The 10.25% Senior Notes (Senior Notes) mature on March 1, 2008. Interest on the Senior Notes accrues at the rate of 10.25% per annum and is payable semiannually on each March 1 and September 1. The Senior Notes are redeemable, at the Company's option, in whole or in part, on or after March 1, 2003, at specified redemption prices plus accrued interest to the date of redemption. In addition, the Senior Notes have a change of control provision which gives each holder the right to require the Company to purchase all or a portion of such holders' Senior Notes upon a change in control, as defined in the agreement, at a purchase price equal to 101% of the principal amount plus accrued interest to the date of purchase. The Senior Notes have covenants that restrict the payment of dividends and require that the Company maintain certain financial ratios. The Senior Notes are uncollateralized.

     The Amended Revolving Credit Facility with six banks consists of up to a $87,500,000 senior Revolving Credit Facility and terminates on October 31, 2004. At December 31, 2002, $68,150,000 was drawn down on the facility, excluding letters of credit outstanding of $200,000. At December 31, 2002, there was $80,500,000 available under the facility, excluding amounts outstanding and outstanding letters of credit. Borrowings under the facility are collateralized by substantially all the assets of the Company.

     Interest on amounts outstanding under the Revolving Credit Facility are payable at a rate per annum, selected at the Company's option, equal to the Base Rate Margin (the Banks' Base Rate plus 1.25%) or the adjusted Eurodollar Rate Margin (2.5% over the adjusted Eurodollar Rate). The Bank's Base Rate and the Eurodollar Rate used to calculate such interest rates may be adjusted if the Company satisfies certain leverage ratios. At December 31, 2002, the Base Rate Margin was 5.5% and the Eurodollar Rate Margin was 4.0%. Interest on borrowings are paid quarterly or as

                       UNIVERSAL HOSPITAL SERVICES, INC.

defined in the agreement. In addition, the Credit Agreement also provides that a commitment fee of 0.50% per annum is payable on the unutilized amount of the Revolving Credit Facility.

     The Revolving Credit Facility contains certain covenants including restrictions and limitations on dividends, capital expenditures, liens, leases, incurrence of debt, transactions with affiliates, investments and certain payments, and on mergers, acquisitions, consolidations and asset sales. Furthermore, the Company is required to maintain compliance with certain financial covenants such as a maximum leverage ratio, a maximum fixed charge test, and an interest coverage test. The Credit Agreement also prohibits the Company from prepaying the Senior Notes.

8.  COMMITMENTS AND CONTINGENCIES

     Rental expenses were approximately $7,000,000, $6,000,000 and $5,000,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the Company is committed under various noncancellable operating leases for regional sales and service offices and vehicles with minimum annual rental commitments of the following:

2003........................................................  $ 4,507,442
2004........................................................    3,479,189
2005........................................................    2,371,338
2006........................................................    1,403,402
2007........................................................      837,133
Thereafter..................................................      973,806
                                                              -----------
       Total................................................  $13,572,310
                                                              ===========

     The Company, in the ordinary course of business, could be subject to liability claims related to employees and the equipment that it rents and services. Asserted claims are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. While the ultimate resolution of these actions may have an impact on the Company's financial results for a particular reporting period, management believes that any such resolution would not have a material adverse effect on the financial position or results of operations of the Company.

MANAGEMENT AGREEMENT

     The Company is a party to management agreement with J.W. Childs Associates, L.P. (an affiliate of Childs) (Childs Associates) pursuant to which the Company pays Childs Associates an annual management fee of $240,000 in consideration of Childs Associates' ongoing provision of certain consulting and management advisory services. Payments under this management agreement may be made only to the extent permitted by the Revolving Credit Facility and the Senior Notes. The management agreement is for a five-year term and is automatically renewable for successive extension terms of one year, unless Childs Associates gives notice of termination. The parties have orally agreed to terminate the agreement upon the completion of an initial public offering.

9.  EMPLOYEE BENEFIT PLANS

     The Company sponsors a noncontributory defined benefit pension plan that covers substantially all of its employees. Plan benefits are to be paid to eligible employees at retirement based primarily on years of credited service and on participants' compensation. Plan assets consist primarily of U.S. Government securities and common stocks. Effective December 31, 2002, the Company froze the benefits under the plan.

                       UNIVERSAL HOSPITAL SERVICES, INC.

CHANGE IN BENEFIT OBLIGATION

                                                               2002      2001
                                                              -------   -------
                                                               (IN THOUSANDS)
Benefit obligation at beginning of year.....................  $14,478   $11,468
Service cost................................................      748       524
Interest cost...............................................    1,004       914
Actuarial gain..............................................      840     2,028
Benefits paid...............................................     (380)     (456)
Amendment to freeze plan benefits...........................  $(4,028)
                                                              -------   -------
Benefit obligation at end of year...........................  $12,662   $14,478
                                                              =======   =======
                                                               2002      2001
                                                              -------   -------
                                                               (IN THOUSANDS)
Fair value of plan assets at beginning of year..............  $ 8,864   $10,251
Actual loss on plan assets..................................   (1,504)  $  (931)
Benefits paid...............................................     (380)     (456)
Employer contribution.......................................      812
                                                              -------   -------
Fair value of plan assets at end of year....................  $ 7,792   $ 8,864
                                                              =======   =======
                                                               2002      2001
                                                              -------   -------
                                                               (IN THOUSANDS)
Funded status...............................................  $(4,870)  $(5,614)
Unrecognized net actuarial loss.............................    1,732     2,590
Unrecognized prior service costs............................               (117)
                                                              -------   -------
Accrued benefit liability...................................  $(3,138)  $(3,141)
                                                              =======   =======
Amounts recognized in the statement of financial position:
  Accrued benefit cost......................................  $(4,870)  $(3,141)
  Accumulated other comprehensive loss......................    1,732
                                                              -------   -------
Net amount recognized.......................................  $(3,138)  $(3,141)
                                                              =======   =======

     Components of net periodic benefit cost are as follows:

                                                             2002    2001    2000
                                                            ------   -----   -----
                                                                (IN THOUSANDS)
Service cost..............................................  $  748   $ 524   $ 470
Interest cost.............................................   1,005     914     859
Expected return on plan assets............................    (887)   (858)   (873)
Recognized net actuarial gain.............................      60             (72)
Amortization of prior service cost........................     (27)    (27)    (27)
                                                            ------   -----   -----
Net periodic benefit cost.................................     899     553     357
Curtailment gain..........................................     (90)
                                                            ------   -----   -----
Net period benefit costs after curtailment................  $  809   $ 553   $ 357
                                                            ======   =====   =====

                       UNIVERSAL HOSPITAL SERVICES, INC.

     Weighted average assumptions at December 31 are as follows:

                                                              2002   2001   2000
                                                              ----   ----   ----
Discount rate...............................................  6.75%  7.25%  8.00%
Expected return on plan assets..............................  8.50%  8.50%  8.50%
Rate of compensation increase...............................  4.50%  4.50%  4.50%

     The Company also sponsors a defined contribution plan, which qualifies under Section 401(k) of the Internal Revenue Code and covers substantially all of the Company's employees. Employees may contribute annually up to 12% of their base compensation either before tax (subject to Internal Revenue Service limitation), or after tax. The Company matches 50% of employee contributions. For the years ended December 31, 2002, 2001 and 2000, approximately $672,000, $442,000 and $377,000, respectively, was expensed as contributions to the Plan.

     The Company is self-insured for employee health care costs. The Company is liable for claims up to $120,000 per family per plan year and aggregate claims up to 125% of expected claims per plan year. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported.

     During the fourth quarter of 2002, the Company agreed to terms for the departure of three executives. Under terms of the departure the Company recorded approximately $1.0 million of cash severance expense as well as non-cash compensation of approximately $6.6 million (Note 13) in 2002 as a component of selling, general and administrative expense. At the same time the Company extended the term of outstanding stock options for an executive resulting in non-cash compensation of approximately $2.5 million. At December 31, 2002, the Company had recorded approximately $1.0 million for the cash severance in other accrued expenses in accompanying balance sheet.

10.  INCOME TAXES

     The provision (benefit) for income taxes consisted of the following:

                                                      2002      2001       2000
                                                     -------   -------   ---------
Currently payable:
  State............................................  $97,000   $55,850   $ 105,000
                                                     -------   -------   ---------
                                                      97,000    55,850     105,000
                                                     -------   -------   ---------
Deferred:
  Federal..........................................                       (227,000)
  State............................................                        (36,000)
                                                     -------   -------   ---------
                                                                          (263,000)
                                                     -------   -------   ---------
                                                     $97,000   $55,850   $(158,000)
                                                     =======   =======   =========

                       UNIVERSAL HOSPITAL SERVICES, INC.

     Reconciliations between the Company's effective income tax rate and the U.S. statutory rate follow:

                                                              2002    2001    2000
                                                              -----   -----   -----
Statutory U.S. Federal income tax rate......................  (34.0)% (34.0)% (34.0)%
State income taxes, net of U.S. Federal income tax
  benefit...................................................   (4.8)   (4.6)   (4.7)
Goodwill amortization.......................................           31.4    10.5
Valuation allowance.........................................   69.0     5.0    21.3
Minimum state taxes.........................................   50.1     3.8     3.9
                                                              -----   -----   -----
  Effective income tax rate.................................   80.3%    1.6%   (3.0)%
                                                              =====   =====   =====

     The components of the Company's overall deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

                                                            2002          2001
                                                         -----------   -----------
Deferred tax assets:
  Accounts receivable..................................  $   720,000   $   829,000
  Accrued and deferred compensation and pension........    7,247,000     2,645,000
  Inventories..........................................      130,000       189,000
  Other assets.........................................      540,000       693,000
  Net operating loss carryforwards.....................   13,706,000    14,980,000
                                                         -----------   -----------
     Deferred tax assets...............................   22,343,000    19,336,000
  Valuation allowance..................................   (2,061,000)   (1,291,000)
                                                         -----------   -----------
     Net deferred tax assets...........................   20,282,000    18,045,000
Deferred tax liabilities:
  Accelerated depreciation.............................   19,713,000    18,045,000
  Goodwill amortization................................      569,000
                                                         -----------   -----------
     Total deferred tax liabilities....................   20,282,000    18,045,000
                                                         -----------   -----------
     Net deferred tax liability........................  $        --   $        --
                                                         ===========   ===========

     At December 31, 2002, the Company had available unused net operating loss carryforwards of approximately $34,300,000. The net operating loss carryforwards will expire at various dates through 2022.

     Under Internal Revenue Code of 1986, certain corporate stock transactions into which the Company has entered or may enter in the future could limit the amount of net operating loss carryforwards which may be utilized on an annual basis to offset taxable income in future periods.

11.  PREFERRED STOCK

     The Company's amended Articles of Incorporation authorize the issuance of up to 7,000,000 shares of preferred stock, $0.01 par value, with such designations rights and preferences as the Board of Directors of the Company may determine. The amended Articles of Incorporation state that 6,965,000 shares are undesignated with the remaining shares being designated to the Series A, 12% Cumulative Convertible Accruing Pay-In-Kind Preferred Stock, and Series B, 13% Cumulative Accruing Pay-In-Kind Preferred Stock.

     On August 17, 1998, the Company issued 6,000 shares of its Series A Preferred Stock to an affiliate of J.W. Childs, L.P., the holders of approximately 78% of the Company's common stock.

                       UNIVERSAL HOSPITAL SERVICES, INC.

     On December 18, 1998, the Company redeemed 6,246 shares, including a stock dividend of 246 shares, of its Series A Preferred Stock at the redemption price per share of $1,000. Concurrent with the redemption, the Company issued 6,246 shares of Series B 13% Cumulative Accruing Pay-In-Kind Preferred Stock (Series B Preferred Stock). The holder of Series B Preferred Stock have no voting rights, and accrue pay-in-kind dividends at the rate of 13% per annum. The Series B Preferred Stock has a mandatory redemption date of the earlier of a change in control as defined, or August 17, 2008, at a redemption price of $1,000 per share plus an amount in cash equal to all dividends outstanding per share. The Series B Preferred Stock may be redeemed by the Company at any time at redemption prices of $1,025 to $1,050 as defined in the Agreement, plus an amount in cash equal to all dividends outstanding per share. In addition, purchasers of the Series B Preferred Stock received a warrant to purchase 2,940,000 shares of the Company's common stock for $.01 per share. The warrant is exercisable immediately and expires on August 17, 2008.

     The estimated fair value of the warrant of $1,000,000 has increased additional paid-in capital and has been reflected as a discount to the carrying value of the Series B Preferred Stock. The discount is being amortized as an additional dividend using the effective interest method over the term of the Series B Preferred Stock.

12.  SHAREHOLDERS' EQUITY

STOCK SPLITS

     On December 8, 2003, the Company's Board of Directors approved a 11-for-1 stock split effected in the form of a dividend. In addition, the Company amended its articles of incorporation to include, among other things an increase to 500,000,000 of the Company's authorized shares of common stock. All share information has been retroactively restated to reflect the stock split.

     The Company's Board of Directors approved a .70-for-one reverse stock split effective October 5, 2001. In addition, the Company amended its articles of incorporation to include, among other things, a reduction of the Company's authorized shares of common stock to 35,000,000 as of the same date. All share information has been retroactively restated to reflect the stock split.

SHAREHOLDERS' AGREEMENT

     Certain management shareholders (as defined) and Childs have entered into a shareholders' agreement (the Shareholders' Agreement) with the Company. The Shareholders' Agreement, among other things: (i) restricts the ability of certain shareholders of the Company to transfer their shares of the Company's common stock; (ii) gives the Company, Childs and certain management shareholders certain rights of first refusal with respect to shares of common stock held by certain management holders in the event of the termination of the employment of any such management holder with the Company for any reason; (iii) gives each management holder certain rights, subject to certain limitations imposed by the Revolving Credit Facility, to require the Company to purchase shares of such common stock held by the management shareholders, in the event of the termination of his employment with the Company, other than termination for cause or resignation without good reason (as such terms are defined in the Shareholders' Agreement) at a purchase price based on an EBITDA formula, as defined; and (iv) provides the parties thereto with certain "tag-along," "drag-along," and "piggyback" registration rights, as defined. At December 31, 2002 and 2001, there were 24,127,548 and 22,696,308 shares, respectively, subject to put at a price of approximately $0.48 and $0.17, respectively, per share. The amount of any such redemption value is recorded outside of permanent equity.

                       UNIVERSAL HOSPITAL SERVICES, INC.

13.  STOCK OPTION PLANS

     In February 1998, the Company's Board of Directors adopted the 1998 Stock Option Plan (the 1998 Plan). Under the 1998 Plan, the Company may grant incentive stock options and stock options and performance awards to the Company's employees. A total of 42,000,000 shares are reserved for issuance under the 1998 Plan. Options granted under the 1998 Plan will vest in whole or in part within five years from the date granted based on the achievement of certain financial targets. Any unvested options will vest eight years following the date of grant, expiring ten years after the grant date. Options are generally granted with option prices based on the estimated fair market value of the Company's common stock at date of grant as determined by the Company's board of directors.

     Stock option activity with respect to the plan as follows:

                                                    YEAR ENDED DECEMBER 31,
                                              ------------------------------------
                   SHARES                        2002         2001         2000
                   ------                     ----------   ----------   ----------
Granted.....................................   5,645,460    2,289,000    1,293,600
Exercised...................................    (915,276)                  (25,200)
Terminated..................................    (541,524)  (1,432,848)    (781,200)
                                              ----------   ----------   ----------
At December 31:
  Outstanding...............................  32,863,872   28,675,212   27,819,060
                                              ==========   ==========   ==========
  Exercisable...............................  15,932,484   13,239,636   10,390,056
                                              ==========   ==========   ==========

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                             ---------------------
         WEIGHTED AVERAGE EXERCISE PRICE PER SHARE           2002    2001    2000
         -----------------------------------------           -----   -----   -----
Granted....................................................  $0.94   $0.70   $0.39
Exercised..................................................  $0.10           $0.10
Terminated.................................................  $0.26   $0.21   $0.24
December 31:
  Outstanding..............................................  $0.35   $0.23   $0.19
  Exercisable..............................................  $0.21   $0.14   $0.11

     Options outstanding and exercisable at December 31, 2002, are as follows:

                               OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                       ------------------------------------   --------------------
                                     REMAINING
                                      WEIGHTED     WEIGHTED               WEIGHTED
                                      AVERAGE      AVERAGE                AVERAGE
  RANGE OF EXERCISE                 CONTRACTUAL    EXERCISE               EXERCISE
       PRICES            SHARES     LIFE (YEARS)    PRICE      SHARES      PRICE
  -----------------    ----------   ------------   --------   ---------   --------
$0.06 - $0.11........   7,633,248       2.36        $0.09     7,633,248    $0.09
$0.18 - $1.01........  25,230,624       6.84        $0.43     8,299,236    $0.31

     During the years ended December 31, 2002 and 2001, the Company recognized non-cash stock-based compensation expense totaling $9,084,240 and $1,409,755, respectively. The recognition and deferral of stock-based compensation resulted from the extension of certain stock options during 2002 and 2001 and sale of common stock below the estimated fair value during 2001.

     The weighted-average grant-date fair value of options granted under the plans during 2002, 2001 and 2000 was $0.46, $0.50 and $0.13, respectively. The weighted-average grant-date fair value

                       UNIVERSAL HOSPITAL SERVICES, INC.

of options was determined by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

                                      2002             2001             2000
                                 --------------   --------------   --------------
Risk-free interest rates.......  4.50% to 3.22%   4.89% to 4.93%   5.23% to 6.78%
Expected life..................         6 years          6 years         10 years
Expected volatility............          45.00%           45.00%            0.00%
Expected dividends.............            None             None             None

14.  NONCASH INVESTING AND FINANCING TRANSACTIONS

     - Rental equipment purchases included in accounts payable at December 31, 2002, 2001 and 2000 were $5,999,000, $5,942,000 and $2,975,000, respectively.

     - Accrued dividends at December 31, 2002, 2001 and 2000 were $1,177,524, $1,042,059 and $918,127, respectively.

     - Amortization of bond discount was $529,412, $529,409 and $529,412 for the years ended December 31, 2002, 2001 and 2000, respectively.

     - Accretion of discount on Series B, 13% Cumulative Accruing Pay-In-Kind Stock was $108,108, $108,108 and $111,272 for the years ended December 31, 2002, 2001 and 2000, respectively.

     - Accretion of common stock subject to put was $7,812,579 and $3,762,971 for the years ended December 31, 2002 and 2001, respectively.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Universal Hospital Services, Inc.:

Our audits of the financial statements referred to in our report dated February 14, 2003, except for the first paragraph of Note 12, as to which the date is December 8, 2003, appearing in the 2002 Annual Report on Form 10-K of Universal Hospital Services, Inc. also included an audit of the financial statement schedule listed in item 15(a)(2) of that Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

                                          PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
February 14, 2003

               SCHEDULE II  --  VALUATION AND QUALIFYING ACCOUNTS

                                                          ADDITIONS
                                                   -----------------------
                                      BALANCE AT   CHARGED TO   CHARGED TO                    BALANCE
                                      BEGINNING    COSTS AND      OTHER       DEDUCTIONS       AT END
            DESCRIPTION               OF PERIOD     EXPENSE      ACCOUNTS    FROM RESERVES   OF PERIOD
------------------------------------  ----------   ----------   ----------   -------------   ----------
Allowance for doubtful accounts:
  Year ended December 31, 2002        $2,000,000   $  867,387   $  87,002     $1,154,389     $1,800,000
  Year ended December 31, 2001         1,625,000    1,655,919      76,835      1,357,754      2,000,000
  Year ended December 31, 2000         1,450,000    1,249,053     (66,474)     1,007,579      1,625,000

Allowance for inventory
  obsolescence:
  Year ended December 31, 2002           298,000      304,384                    387,384        215,000
  Year ended December 31, 2001           290,448      377,411                    369,859        298,000
  Year ended December 31, 2000        $  551,000   $  272,910                 $  533,462     $  290,448

------------------------------------------------------
------------------------------------------------------

     Until      , 2004, all dealers that effect transactions in these
securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            ------------------------

                          ------------------------------------------------------
                          ------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                               UNIVERSAL HOSPITAL
                                 SERVICES, INC.

                       OFFER TO EXCHANGE ALL OUTSTANDING
                                  $260,000,000
                              PRINCIPAL AMOUNT OF
                         10.125% SERIES A SENIOR NOTES
                           DUE 2011 FOR $260,000,000
                              PRINCIPAL AMOUNT OF
                         10.125% SERIES B SENIOR NOTES
                            DUE 2011 THAT HAVE BEEN
                                REGISTERED UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        [UNIVERSAL HOSPITAL SVCES LOGO]
                            ------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The registrant is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the "DGCL") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to
Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     The registrant has the power to indemnify its directors, officers and other persons against liability for certain acts pursuant to Section 145 of the DGCL and pursuant to the registrant's Certificate of Incorporation.

     The registrant's Certificate of Incorporation provides that the registrant shall indemnify each of its officers and directors to the fullest extent permitted by the DGCL. The registrant's Certificate of Incorporation further provides that the registrant may indemnify any employee or agent of the registrant who is not an officer or director who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, to the fullest extent authorized by the DGCL, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, the registrant may only indemnify any such indemnitee if such proceeding was authorized by the registrant's board of directors. The foregoing right to indemnification includes the right of the indemnitee to be paid by the registrant the expenses incurred in defending any proceeding.

     In addition, the registrant maintains a standard form of directors' and officers' liability insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant the foregoing provisions, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NO.                             EXHIBIT
-----------                             -------
       1.1    Purchase Agreement, dated as of October 8, 2003, among
              Universal Hospital Services, Inc., Goldman, Sachs & Co.,
              Credit Suisse First Boston LLC, CIBC World Markets Corp. and
              Jefferies & Company, Inc.
       3.1a   Certificate of Amendment to Certificate of Incorporation of
              Universal Hospital Services, Inc.*
       3.1b   Certificate of Incorporation of Universal Hospital Services,
              Inc. (Incorporated by reference to Exhibit 3.1b to Form
              S-1/A filed on September 5, 2001).
       3.2a   Amended and Restated Bylaws of Universal Hospital Services,
              Inc.*
       4.1    Form of certificate of common stock (Incorporated by
              reference to Exhibit 4.1 to Form S-1/A filed on September 5,
              2001).
       4.2    Indenture, dated as of February 25, 1998, by and between
              Universal Hospital Services, Inc. and First Trust National
              Association as Trustee, relating to the registrant's 10.25%
              Senior Notes due 2008 (Incorporated by reference to Exhibit
              (a)(8) to Amendment No. 4 to Schedule 13E-3/A filed on March
              9, 1998).
       4.3    First Supplemental Indenture, dated as of October 8, 2003, to Indenture, dated as of February 25, 1998, between
              Universal Hospital Services, Inc. and U.S. Bank National
              Association (as successor to First Trust National
              Association) as Trustee, relating to the registrant's 10.25%
              Senior Notes due 2008.

EXHIBIT NO.                             EXHIBIT
-----------                             -------
       4.4    Indenture, dated as of October 17, 2003, by and between
              Universal Hospital Services, Inc. and Wells Fargo Bank,
              National Association, as Trustee, relating to the
              registrant's 10.125% Senior Notes due 2011 (including Form of Note).*
       4.5    Form of Amended and Restated Stockholders' Agreement, dated
              October 17, 2003, by and among Universal Hospital Services,
              Inc., J.W. Childs Equity Partners III, L.P., JWC Fund III
              Co-invest LLC, Halifax Capital Partners, L.P. and the other stockholders of Universal Hospital Services, Inc.*
       4.6    Exchange and Registration Rights Agreement, dated as of
              October 17, 2003, among Universal Hospital Services, Inc.,
              Goldman, Sachs & Co., Credit Suisse First Boston LLC, CIBC
              World Markets Corp. and Jefferies & Company, Inc.
       4.7    10.125% Senior Note due 2011 in the aggregate principal
              amount of $259,880,000.
       4.8    10.125% Senior Note due 2011 in the aggregate principal
              amount of $120,000.
       4.9    Blanket Issuer Letter of Representations, dated as of
              October 17, 2003, among Universal Hospital Services, Inc.,
              Wells Fargo Bank, National Association and the Depository
              Trust Company.
       5.1    Opinion of Kaye Scholer LLP.**
       8.1    Opinion of Kaye Scholer LLP as to certain tax matters.**
      10.1    Stock Purchase Agreement, dated as of September 26, 2003,
              among Universal Hospital Services, Inc., J.W. Childs Equity
              Partners III, L.P., JWC Fund III Co-invest LLC and Halifax
              Capital Partners, L.P.*
      10.2    Amendment No. 1, dated October 17, 2003, to the Stock
              Purchase Agreement, dated as of September 26, 2003, among
              Universal Hospital Services, Inc., J.W. Childs Equity
              Partners III, L.P., JWC Fund III Co-invest LLC and Halifax
              Capital Partners, L.P.*
      10.3    Joinder Agreements to Stock Purchase Agreement executed
              October 28, 2003.*
      10.4    Employment Agreement between Universal Hospital Services,
              Inc. and David E. Dovenberg, dated July 25, 2001
              (Incorporated by reference to Exhibit 10.4 to Form S-1/A
              filed on September 5, 2001).
      10.5    Employment Agreement between Universal Hospital Services,
              Inc. and John A. Gappa, dated October 18, 1999 (Incorporated by reference to Exhibit 10.4 to Form 10-K filed on March 29,
              2000).
      10.6    Form of Executive Employment Agreement for all executive
              officers having Employment Agreements (Incorporated by
              reference to Exhibit 10.5 to Form S-1 filed on July 6,
              1998).
      10.7    Universal Hospital Services, Inc. 1998 Stock Option Plan
              (Incorporated by reference to Exhibit 10.6 to Form S-1 filed on July 6, 1998).
      10.8    2003 Stock Option Plan of Universal Hospital Services, Inc.
      10.9    Form of Incentive Stock Option Agreement dated as of March
              17, 1998, between Universal Hospital Services, Inc. and
              certain officers of Universal Hospital Services, Inc.
              (Incorporated by reference to Exhibit 10.17 to Form 10-K
              filed on March 31, 1999).
      10.10   Form of Non-Incentive Stock Option Agreement dated as of
              March 17, 1998, between Universal Hospital Services, Inc.
              and certain directors of Universal Hospital Services, Inc.
              (Incorporated by reference to Exhibit 10.18 to Form 10-K
              filed on March 31, 1999).
      10.11   Executive Severance Pay Plan dated January 25, 2001
              (Incorporated by reference to Exhibit 10.9 to Form 10-K
              filed on March 14, 2001).
      10.12   Form of 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.12 to Form S-1/A filed on September 5, 2001).
      10.13   Form of 2001 Employee Stock Purchase Plan (Incorporated by
              reference to Exhibit 10.13 to Form S-1/A filed on September
              5, 2001).
      10.14   Group Purchasing Agreement between AmeriNet, Inc. and
              Universal Hospital Services, Inc. dated March 31, 1999
              (Incorporated by reference to Exhibit 10.15 to Form S-1/A
              filed on September 5, 2001).

EXHIBIT NO.                             EXHIBIT
-----------                             -------
      10.15   Supplier Agreement and Letter Agreement between Novation,
              LLC, Inc. and Universal Hospital Services, Inc. dated
              November 20, 1998 and November 16, 2000, respectively
              (Incorporated by reference to Exhibit 10.16 to Form S-1/A
              filed on September 5, 2001).
      10.16   Group Purchasing Agreement between Premier Technology
              Management, L.L.C. and Universal Hospital Services, Inc.
              dated March 1, 1999 (Incorporated by reference to Exhibit
              10.17 to Form S-1/A filed on September 5, 2001).
      10.17   Employment Agreement, dated as of June 25, 2002, between
              Universal Hospital Services, Inc. and Gary D. Blackford
              (Incorporated by reference to Exhibit 10.1 to Form 10-Q
              filed on August 14, 2002).
      10.18   Employment Agreement, dated as of February 14, 2003, between
              Universal Hospital Services, Inc. and Joseph P. Schiesl
              (Incorporated by reference to Exhibit 10.20 to Form 10-K
              filed on March 25, 2003).
      10.19   Employment Agreement, dated as of February 25, 2003 between
              Universal Hospital Services, Inc. and Walter T. Chesley
              (Incorporated by reference to Exhibit 10.21 to Form 10-K
              filed on March 25, 2003).
      10.20   Employment Agreement between Universal Hospital Services,
              Inc. and David E. Dovenberg, dated October 17, 2003.*
      10.21   Credit Agreement dated as of October 17, 2003 among
              Universal Hospital Services, Inc., as Borrower, the other
              credit parties signatory thereto, the lenders signatory
              thereto from time to time, as Lenders, and General Electric
              Capital Corporation, as Agent, Administrative Agent,
              Collateral Agent and Lender, PNC Bank, National Association,
              as Documentation Agent, GECC Capital Markets Group, Inc., as
              Co-Lead Arranger and Goldman Sachs Credit Partners, L.P., as
              Syndication Agent and Co-Lead Arranger.*
      12.1    Statement regarding the computation of ratio of earnings to fixed charges.
      23.1    Consent of PricewaterhouseCoopers LLP.
      23.2    Consent of Kaye Scholer LLP (included in Exhibit 5.1).**
      23.3    Consent of Kaye Scholer LLP (included in Exhibit 8.1).**
      24.1    Power of Attorney (included in the signature page hereto).
      25.1    Statement of Eligibility on Form T-1 of the Trustee under
              the Indenture, dated as of October 17, 2003, between
              Universal Hospital Services, Inc. and Wells Fargo Bank,
              National Association, as Trustee.
      99.1    Form of Letter of Transmittal.
      99.2    Form of Notice of Guaranteed Delivery.

---------------

 * Previously filed as an Exhibit to the Quarterly Report on Form 10-Q of Universal Hospital Services, Inc. for the fiscal quarter ended September 30, 2003, and incorporated by reference herein.

** To be filed by amendment.

ITEM 22. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota on December 29, 2003.

                                          UNIVERSAL HOSPITAL SERVICES, INC.

                                          By:      /s/ GARY D. BLACKFORD
                                            ------------------------------------
                                              Name: Gary D. Blackford
                                              Title:  CEO & President

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Each person whose signature appears below hereby authorizes and appoints David E. Dovenberg and Gary D. Blackford, and either of them, with full power of substitution and resubstitution, as his true and lawful attorney-in-fact, to sign and file with the Securities and Exchange Commission on his behalf, individually and in all capacities, all amendments and post-effective amendments to this registration statement, with exhibits thereto, and other documents in connection therewith.

              SIGNATURE                              TITLE                     DATE
              ---------                              -----                     ----

        /s/ DAVID E. DOVENBERG             Chairman of the Board of      December 29, 2003
--------------------------------------    Directors and Non-Executive
          David E. Dovenberg                       Chairman


        /s/ GARY D. BLACKFORD            President and Chief Executive   December 29, 2003
--------------------------------------       Officer and Director
          Gary D. Blackford              (principal executive officer)


          /s/ JOHN A. GAPPA                 Chief Financial Officer      December 29, 2003
--------------------------------------     (principal financial and
            John A. Gappa                     accounting officer)


      /s/ MICHAEL N. CANNIZZARO                    Director              December 29, 2003
--------------------------------------
        Michael N. Cannizzaro


         /s/ DAVID W. DUPREE                       Director              December 29, 2003
--------------------------------------
           David W. Dupree


         /s/ STEVEN G. SEGAL                       Director              December 29, 2003
--------------------------------------
           Steven G. Segal


         /s/ MARK J. TRICOLLI                      Director              December 29, 2003
--------------------------------------
           Mark J. Tricolli

              SIGNATURE                              TITLE                     DATE
              ---------                              -----                     ----


        /s/ BRENT D. WILLIAMS                      Director              December 29, 2003
--------------------------------------
          Brent D. Williams


          /s/ EDWARD D. YUN                        Director              December 29, 2003
--------------------------------------
            Edward D. Yun

                                 EXHIBIT INDEX

EXHIBIT
  NO.                              EXHIBIT
-------                            -------
 1.1     Purchase Agreement, dated as of October 8, 2003, among
         Universal Hospital Services, Inc., Goldman, Sachs & Co.,
         Credit Suisse First Boston LLC, CIBC World Markets Corp. and
         Jefferies & Company, Inc.
 3.1a    Certificate of Amendment to Certificate of Incorporation of
         Universal Hospital Services, Inc.*
 3.1b    Certificate of Incorporation of Universal Hospital Services,
         Inc. (Incorporated by reference to Exhibit 3.1b to Form
         S-1/A filed on September 5, 2001).
 3.2a    Amended and Restated Bylaws of Universal Hospital Services,
         Inc.*
 4.1     Form of certificate of common stock (Incorporated by
         reference to Exhibit 4.1 to Form S-1/A filed on September 5,
         2001).
 4.2     Indenture, dated as of February 25, 1998, by and between
         Universal Hospital Services, Inc. and First Trust National
         Association as Trustee, relating to the registrant's 10.25%
         Senior Notes due 2008 (Incorporated by reference to Exhibit
         (a)(8) to Amendment No. 4 to Schedule 13E-3/A filed on March
         9, 1998).
 4.3     First Supplemental Indenture, dated as of October 8, 2003, to Indenture, dated as of February 25, 1998, between
         Universal Hospital Services, Inc. and U.S. Bank National
         Association (as successor to First Trust National
         Association) as Trustee, relating to the registrant's 10.25%
         Senior Notes due 2008.
 4.4     Indenture, dated as of October 17, 2003, by and between
         Universal Hospital Services, Inc. and Wells Fargo Bank,
         National Association, as Trustee, relating to the
         registrant's 10.125% Senior Notes due 2011 (including Form of Note).*
 4.5     Form of Amended and Restated Stockholders' Agreement, dated
         October 17, 2003, by and among Universal Hospital Services,
         Inc., J.W. Childs Equity Partners III, L.P., JWC Fund III
         Co-invest LLC, Halifax Capital Partners, L.P. and the other stockholders of Universal Hospital Services, Inc.*
 4.6     Exchange and Registration Rights Agreement, dated as of
         October 17, 2003, among Universal Hospital Services, Inc.,
         Goldman, Sachs & Co., Credit Suisse First Boston LLC, CIBC
         World Markets Corp. and Jefferies & Company, Inc.
 4.7     10.125% Senior Note due 2011 in the aggregate principal
         amount of $259,880,000.
 4.8     10.125% Senior Note due 2011 in the aggregate principal
         amount of $120,000.
 4.9     Blanket Issuer Letter of Representations, dated as of
         October 17, 2003, among Universal Hospital Services, Inc.,
         Wells Fargo Bank, National Association and the Depository
         Trust Company.
 5.1     Opinion of Kaye Scholer LLP.**
 8.1     Opinion of Kaye Scholer LLP as to certain tax matters.**
10.1     Stock Purchase Agreement, dated as of September 26, 2003,
         among Universal Hospital Services, Inc., J.W. Childs Equity
         Partners III, L.P., JWC Fund III Co-invest LLC and Halifax
         Capital Partners, L.P.*
10.2     Amendment No. 1, dated October 17, 2003, to the Stock
         Purchase Agreement, dated as of September 26, 2003, among
         Universal Hospital Services, Inc., J.W. Childs Equity
         Partners III, L.P., JWC Fund III Co-invest LLC and Halifax
         Capital Partners, L.P.*
10.3     Joinder Agreements to Stock Purchase Agreement executed
         October 28, 2003.*
10.4     Employment Agreement between Universal Hospital Services,
         Inc. and David E. Dovenberg, dated July 25, 2001
         (Incorporated by reference to Exhibit 10.4 to Form S-1/A
         filed on September 5, 2001).
10.5     Employment Agreement between Universal Hospital Services,
         Inc. and John A. Gappa, dated October 18, 1999 (Incorporated by reference to Exhibit 10.4 to Form 10-K filed on March 29,
         2000).
10.6     Form of Executive Employment Agreement for all executive
         officers having Employment Agreements (Incorporated by
         reference to Exhibit 10.5 to Form S-1 filed on July 6,
         1998).
10.7     Universal Hospital Services, Inc. 1998 Stock Option Plan
         (Incorporated by reference to Exhibit 10.6 to Form S-1 filed on July 6, 1998).
10.8     2003 Stock Option Plan of Universal Hospital Services, Inc.

EXHIBIT
  NO.                              EXHIBIT
-------                            -------
10.9     Form of Incentive Stock Option Agreement dated as of March
         17, 1998, between Universal Hospital Services, Inc. and
         certain officers of Universal Hospital Services, Inc.
         (Incorporated by reference to Exhibit 10.17 to Form 10-K
         filed on March 31, 1999).
10.10    Form of Non-Incentive Stock Option Agreement dated as of
         March 17, 1998, between Universal Hospital Services, Inc.
         and certain directors of Universal Hospital Services, Inc.
         (Incorporated by reference to Exhibit 10.18 to Form 10-K
         filed on March 31, 1999).
10.11    Executive Severance Pay Plan dated January 25, 2001
         (Incorporated by reference to Exhibit 10.9 to Form 10-K
         filed on March 14, 2001).
10.12    Form of 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.12 to Form S-1/ A filed on September 5, 2001).
10.13    Form of 2001 Employee Stock Purchase Plan (Incorporated by
         reference to Exhibit 10.13 to Form S-1/A filed on September
         5, 2001).
10.14    Group Purchasing Agreement between AmeriNet, Inc. and
         Universal Hospital Services, Inc. dated March 31, 1999
         (Incorporated by reference to Exhibit 10.15 to Form S-1/A
         filed on September 5, 2001).
10.15    Supplier Agreement and Letter Agreement between Novation,
         LLC, Inc. and Universal Hospital Services, Inc. dated
         November 20, 1998 and November 16, 2000, respectively
         (Incorporated by reference to Exhibit 10.16 to Form S-1/A
         filed on September 5, 2001).
10.16    Group Purchasing Agreement between Premier Technology
         Management, L.L.C. and Universal Hospital Services, Inc.
         dated March 1, 1999 (Incorporated by reference to Exhibit
         10.17 to Form S-1/A filed on September 5, 2001).
10.17    Employment Agreement, dated as of June 25, 2002, between
         Universal Hospital Services, Inc. and Gary D. Blackford
         (Incorporated by reference to Exhibit 10.1 to Form 10-Q
         filed on August 14, 2002).
10.18    Employment Agreement, dated as of February 14, 2003, between
         Universal Hospital Services, Inc. and Joseph P. Schiesl
         (Incorporated by reference to Exhibit 10.20 to Form 10-K
         filed on March 25, 2003).
10.19    Employment Agreement, dated as of February 25, 2003 between
         Universal Hospital Services, Inc. and Walter T. Chesley
         (Incorporated by reference to Exhibit 10.21 to Form 10-K
         filed on March 25, 2003).
10.20    Employment Agreement between Universal Hospital Services,
         Inc. and David E. Dovenberg, dated October 17, 2003.*
10.21    Credit Agreement dated as of October 17, 2003 among
         Universal Hospital Services, Inc., as Borrower, the other
         credit parties signatory thereto, the lenders signatory
         thereto from time to time, as Lenders, and General Electric
         Capital Corporation, as Agent, Administrative Agent,
         Collateral Agent and Lender, PNC Bank, National Association,
         as Documentation Agent, GECC Capital Markets Group, Inc., as
         Co-Lead Arranger and Goldman Sachs Credit Partners, L.P., as
         Syndication Agent and Co-Lead Arranger.*
12.1     Statement regarding the computation of ratio of earnings to fixed charges.
23.1     Consent of PricewaterhouseCoopers LLP.
23.2     Consent of Kaye Scholer LLP (included in Exhibit 5.1).**
23.3     Consent of Kaye Scholer LLP (included in Exhibit 8.1).**
24.1     Power of Attorney (included in the signature page hereto).
25.1     Statement of Eligibility on Form T-1 of the Trustee under
         the Indenture, dated as of October 17, 2003, between
         Universal Hospital Services, Inc. and Wells Fargo Bank,
         National Association, as Trustee.
99.1     Form of Letter of Transmittal.
99.2     Form of Notice of Guaranteed Delivery.

---------------

* Previously filed as an Exhibit to the Quarterly Report on Form 10-Q of Universal Hospital Services, Inc. for the fiscal quarter ended September 30, 2003, and incorporated by reference herein.

** To be filed by amendment.